INTERIM REPORT
For the nine months ended
September 30, 2026

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at September 30, 2026 and December 31, 2025
(unaudited - US$ millions)

	Notes	September 30, 2026	December 31, 2025
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $183.8; December 31, 2025 – $207.8)	5	1,935.3	2,724.9
Insurance contract receivables		1,069.0	1,006.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $476.3; December 31, 2025 – $640.4)	5	8,455.3	8,979.2
Bonds (cost $45,102.8; December 31, 2025 – $39,655.2)	5	44,128.1	39,988.8
Preferred stocks (cost $293.0; December 31, 2025 – $957.4)	5	1,197.6	2,307.4
Common stocks (cost $8,216.3; December 31, 2025 – $7,926.0)	5	9,959.5	9,204.0
Investments in associates (fair value $12,543.7; December 31, 2025 – $11,057.7)	5, 6	8,110.2	8,362.3
Derivatives and other invested assets (cost $1,484.7; December 31, 2025 – $1,312.7)	5, 7	1,812.2	1,764.3
Assets pledged for derivative obligations (cost $82.6; December 31, 2025 – $187.2)	5	81.1	190.8
Fairfax India cash, portfolio investments and associates (fair value $3,388.4; December 31, 2025 – $3,685.1)	5, 6	2,000.3	2,125.0
		75,744.3	72,921.8

Assets held for sale	13	3,477.0	3,445.9
Reinsurance contract assets held	9	11,549.7	11,251.0
Deferred income tax assets		413.8	367.1
Goodwill and intangible assets		8,604.1	8,339.4
Other assets		8,958.6	7,731.4
Total assets		111,751.8	107,787.7

Liabilities
Accounts payable and accrued liabilities		6,670.4	6,119.7
Derivative obligations	5, 7	424.6	786.9
Liabilities associated with assets held for sale	13	3,600.2	3,638.1
Deferred income tax liabilities		1,946.4	1,946.7
Insurance contract payables		464.1	338.3
Insurance contract liabilities	8	51,589.9	50,441.0
Borrowings – holding company and insurance and reinsurance companies	11	11,416.4	10,455.7
Borrowings – non-insurance companies	11	3,643.7	3,187.2
Total liabilities		79,755.7	76,913.6

Equity	12
Common shareholders’ equity		26,911.8	26,282.6
Preferred stock		231.7	231.7
Shareholders’ equity attributable to shareholders of Fairfax		27,143.5	26,514.3
Non-controlling interests		4,852.6	4,359.8
Total equity		31,996.1	30,874.1
		111,751.8	107,787.7

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2026 and 2025
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2026	2025	2026	2025
Insurance
Insurance revenue	16	8,767.8	8,266.7	24,776.8	23,484.6
Insurance service expenses	17	(7,010.9)	(6,452.1)	(20,099.0)	(19,374.3)
Net insurance result		1,756.9	1,814.6	4,677.8	4,110.3
Cost of reinsurance		(1,705.9)	(1,447.7)	(4,535.0)	(4,110.6)
Recoveries of insurance service expenses	17	1,256.2	876.6	3,493.7	2,851.1
Net reinsurance result		(449.7)	(571.1)	(1,041.3)	(1,259.5)
Insurance service result	16	1,307.2	1,243.5	3,636.5	2,850.8
Other insurance operating expenses	16, 17	(307.9)	(300.5)	(886.3)	(862.6)
Net finance income (expense) from insurance contracts	10	399.7	(809.8)	(191.6)	(2,021.9)
Net finance income (expense) from reinsurance contract assets held	10	(63.9)	194.0	78.2	503.0
		1,335.1	327.2	2,636.8	469.3
Investment income
Interest and dividends	5	668.7	655.4	2,068.0	1,928.2
Share of profit of associates	6	378.0	305.0	792.3	564.3
Net gains (losses) on investments	5	(858.7)	426.2	(475.7)	2,434.3
		188.0	1,386.6	2,384.6	4,926.8
Other revenue and expenses
Non-insurance revenue		2,393.0	2,198.1	6,142.7	6,468.5
Non-insurance expenses	17	(2,174.8)	(2,003.5)	(5,746.5)	(6,212.3)
Interest expense		(221.5)	(213.1)	(652.2)	(610.9)
Corporate and other expenses	17	(94.0)	(130.7)	(337.0)	(357.1)
		(97.3)	(149.2)	(593.0)	(711.8)
Earnings before income taxes		1,425.8	1,564.6	4,428.4	4,684.3
Provision for income taxes	14	(328.9)	(318.9)	(1,033.7)	(883.7)
Net earnings		1,096.9	1,245.7	3,394.7	3,800.6

Attributable to:
Shareholders of Fairfax		929.6	1,151.7	3,018.0	3,534.1
Non-controlling interests		167.3	94.0	376.7	266.5
		1,096.9	1,245.7	3,394.7	3,800.6

Net earnings per share		$46.45	$55.90	$147.60	$168.31
Net earnings per diluted share		$43.32	$52.04	$137.65	$156.31
Cash dividends paid per share		$—	$—	$15.00	$15.00
Shares outstanding (000) (weighted average)		19,968	21,506	20,404	21,574

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2026 and 2025
(unaudited - US$ millions)

	Third quarter		First nine months
	2026	2025	2026	2025

Net earnings	1,096.9	1,245.7	3,394.7	3,800.6

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(78.6)	(166.0)	(454.3)	240.2
Gains (losses) on hedge of net investment in Canadian subsidiaries	2.2	48.9	106.7	(68.6)
Gains (losses) on hedge of net investment in European operations	5.6	(0.8)	28.9	(104.0)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(30.8)	(34.0)	(174.0)	238.6
Other	2.8	(1.9)	4.8	(0.3)
	(98.8)	(153.8)	(487.9)	305.9
Net unrealized foreign currency translation (gains) losses on foreign subsidiaries and associates reclassified to net earnings	(0.7)	13.0	(27.2)	14.1
	(99.5)	(140.8)	(515.1)	320.0
Items that will not be subsequently reclassified to net earnings
Net gains on defined benefit plans	14.6	22.6	41.3	26.5
Share of net gains (losses) on defined benefit plans of associates	(0.4)	2.4	(0.3)	0.5
Other	(0.1)	(9.1)	13.8	(9.1)
	14.1	15.9	54.8	17.9
Other comprehensive income (loss), net of income taxes	(85.4)	(124.9)	(460.3)	337.9

Comprehensive income	1,011.5	1,120.8	2,934.4	4,138.5

Attributable to:
Shareholders of Fairfax	867.9	1,073.7	2,680.1	3,906.0
Non-controlling interests	143.6	47.1	254.3	232.5
	1,011.5	1,120.8	2,934.4	4,138.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2026 and 2025
(unaudited - US$ millions)

	Common shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as at January 1, 2026	5,412.9	(1,105.0)	779.0	22,100.7	(905.0)	26,282.6	231.7	26,514.3	4,359.8	30,874.1
Net earnings for the period	—	—	—	3,018.0	—	3,018.0	—	3,018.0	376.7	3,394.7
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(344.9)	(344.9)	—	(344.9)	(109.4)	(454.3)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	106.7	106.7	—	106.7	—	106.7
Gains on hedge of net investment in European operations	—	—	—	—	28.9	28.9	—	28.9	—	28.9
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(167.6)	(167.6)	—	(167.6)	(6.4)	(174.0)
Net unrealized foreign currency translation gains on foreign subsidiaries and associates reclassified to net earnings	—	—	—	—	(13.4)	(13.4)	—	(13.4)	(13.8)	(27.2)
Net gains on defined benefit plans	—	—	—	—	41.2	41.2	—	41.2	0.1	41.3
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	(0.7)	(0.7)	—	(0.7)	0.4	(0.3)
Other	—	—	—	—	11.9	11.9	—	11.9	6.7	18.6
Issuances for share-based payments	—	103.4	(100.3)	—	—	3.1	—	3.1	—	3.1
Purchases and amortization for share-based payments	—	(129.6)	147.3	—	—	17.7	—	17.7	—	17.7
Purchases for cancellation (note 12)	(269.1)	—	—	(1,502.7)	—	(1,771.8)	—	(1,771.8)	—	(1,771.8)
Common share dividends	—	—	—	(329.1)	—	(329.1)	—	(329.1)	(110.0)	(439.1)
Net changes in capitalization (note 12)	—	—	16.1	(4.6)	(2.3)	9.2	—	9.2	317.4	326.6
Other	—	—	31.2	(51.9)	40.7	20.0	—	20.0	31.1	51.1
Balance as at September 30, 2026	5,143.8	(1,131.2)	873.3	23,230.4	(1,204.5)	26,911.8	231.7	27,143.5	4,852.6	31,996.1

Balance as at January 1, 2025	5,662.2	(1,038.8)	732.9	18,987.5	(1,384.0)	22,959.8	1,108.2	24,068.0	4,281.2	28,349.2
Net earnings for the period	—	—	—	3,534.1	—	3,534.1	—	3,534.1	266.5	3,800.6
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	—	—	—	—	288.3	288.3	—	288.3	(48.1)	240.2
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(68.6)	(68.6)	—	(68.6)	—	(68.6)
Losses on hedge of net investment in European operations	—	—	—	—	(104.0)	(104.0)	—	(104.0)	—	(104.0)
Share of other comprehensive income of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	222.3	222.3	—	222.3	16.3	238.6
Net unrealized foreign currency translation losses on foreign subsidiaries and associates reclassified to net earnings	—	—	—	—	14.1	14.1	—	14.1	—	14.1
Net gains (losses) on defined benefit plans	—	—	—	—	26.7	26.7	—	26.7	(0.2)	26.5
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	(0.1)	(0.1)	—	(0.1)	0.6	0.5
Other	—	—	—	—	(6.8)	(6.8)	—	(6.8)	(2.6)	(9.4)
Issuances for share-based payments	—	115.1	(112.3)	—	—	2.8	—	2.8	—	2.8
Purchases and amortization for share-based payments	—	(145.3)	134.4	—	—	(10.9)	—	(10.9)	—	(10.9)
Redemptions and purchases for cancellation (note 12)	(134.2)	—	—	(722.6)	—	(856.8)	(588.0)	(1,444.8)	—	(1,444.8)
Common share dividends	—	—	—	(343.6)	—	(343.6)	—	(343.6)	(105.3)	(448.9)
Net changes in capitalization	—	—	(31.2)	44.9	1.6	15.3	—	15.3	(194.7)	(179.4)
Other	—	—	—	(51.6)	51.4	(0.2)	—	(0.2)	3.8	3.6
Balance as at September 30, 2025	5,528.0	(1,069.0)	723.8	21,448.7	(959.1)	25,672.4	520.2	26,192.6	4,217.5	30,410.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2026 and 2025
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2026	2025	2026	2025
Operating activities
Net earnings		1,096.9	1,245.7	3,394.7	3,800.6
Depreciation, amortization and impairment charges		170.1	165.5	520.8	624.7
Net bond discount amortization		(62.4)	(70.9)	(155.3)	(200.1)
Amortization of share-based payment awards		51.9	46.0	147.3	134.4
Share of profit of associates	6	(378.0)	(305.0)	(792.3)	(564.3)
Deferred income taxes	14	64.8	74.8	(18.2)	233.8
Net (gains) losses on investments	5	858.7	(426.2)	475.7	(2,434.3)
Net purchases of investments classified at FVTPL		(1,198.6)	(91.7)	(4,122.0)	(1,367.4)
Changes in operating assets and liabilities		498.8	1,514.1	765.2	3,490.6
Cash provided by operating activities		1,102.2	2,152.3	215.9	3,718.0

Investing activities
Sales of investments in associates	6	100.2	55.9	2,020.8	607.5
Distributions and dividends from investments in associates	6	62.8	40.3	322.5	247.4
Purchases of investments in associates	6	(488.2)	(191.0)	(651.6)	(968.6)
Net purchases of premises and equipment and intangible assets		(127.4)	(263.7)	(352.2)	(474.5)
Net (purchases) sales of investment property		(10.9)	2.0	(17.5)	—
Purchases of subsidiaries, net of cash acquired	13	(709.0)	(89.6)	(750.5)	(171.5)
Proceeds from sale of non-insurance subsidiaries, net of cash divested		—	6.0	—	143.0
Deconsolidation of non-insurance subsidiaries		—	(59.0)	—	(59.0)
Cash provided by (used in) investing activities		(1,172.5)	(499.1)	571.5	(675.7)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	11
Proceeds, net of issuance costs		—	569.3	1,424.9	1,458.9
Repayments		(0.6)	(23.2)	(429.0)	(23.2)
Net borrowings (repayments) on other revolving credit facilities		(6.7)	—	79.0	—
Borrowings - non-insurance companies:	11
Proceeds, net of issuance costs		479.6	204.4	811.9	320.9
Repayments		(2.7)	(380.2)	(291.5)	(554.5)
Net borrowings (repayments) on revolving credit facilities and short term loans		197.7	441.9	(174.2)	682.5
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(15.1)	(17.6)	(55.1)	(53.5)
Principal payments on lease liabilities - non-insurance companies		(33.7)	(39.6)	(101.9)	(115.7)
Subordinate voting shares:	12
Purchases for treasury		(12.2)	(13.0)	(129.6)	(145.3)
Purchases for cancellation		(51.2)	(495.9)	(1,771.8)	(856.8)
Common share dividends		—	—	(329.1)	(343.6)
Preferred shares:
Redemptions		—	(179.7)	—	(470.5)
Dividends		(2.1)	(5.7)	(6.4)	(20.4)
Subsidiary shares:	12
Issuances to non-controlling interests, net of issuance costs		1.4	0.3	302.3	14.6
Purchases of non-controlling interests		(2.3)	(8.7)	(14.7)	(171.3)
Dividends paid to non-controlling interests		(9.4)	(19.0)	(108.7)	(105.3)
Cash provided by (used in) financing activities		542.7	33.3	(793.9)	(383.2)
Increase (decrease) in cash and cash equivalents		472.4	1,686.5	(6.5)	2,659.1
Cash and cash equivalents – beginning of period	5	5,725.5	7,171.3	6,242.8	6,112.5
Foreign currency translation		(19.4)	(0.9)	(57.8)	85.3
Cash and cash equivalents – end of period	5	6,178.5	8,856.9	6,178.5	8,856.9

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2026 and 2025
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three and nine months ended September 30, 2026 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS Accounting Standards have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on November 3, 2026.
3.    Summary of Material Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2025, prepared in accordance with IFRS Accounting Standards. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2026
On January 1, 2026 the company adopted Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), which did not have a significant impact on the company's consolidated financial statements.
New accounting pronouncements issued but not yet effective
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 is to be applied retrospectively, with specific transition provisions, for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The company does not expect to adopt IFRS 18 in advance of its effective date and is currently evaluating its impact on the company's consolidated financial statements. IFRS 18 requirements and adoption details are described in the company’s annual consolidated financial statements for the year ended December 31, 2025.
Amendments to the Fair Value Option for Investments in Associates and Joint Ventures (Amendments to IAS 28)
On June 26, 2026 the IASB issued narrow scope amendments to IAS 28 Investments in Associates and Joint Ventures to clarify that entities with a main business activity of investing in particular types of assets under IFRS 18 may elect, at initial recognition of an investment in associate or joint venture, to measure the investment at fair value through profit or loss rather than apply the equity method. The amendments are effective concurrently with the adoption of IFRS 18, for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted in certain circumstances. Additionally, on initial application of IFRS 18, an eligible entity may make a one-time election, for each of its investments in associates and joint ventures, to change the measurement basis from the equity method to fair value through profit or loss ("FVTPL"), with the change applied retrospectively. The company has assessed the amendments and does not plan to change the measurement basis of any of its investments in associates and joint ventures from the equity method to FVTPL upon adoption of IFRS 18.
4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made critical estimates and judgments in determining: (i) the measurement of insurance contracts and reinsurance contract assets held (notes 8 and 9 respectively); (ii) the fair value of financial instruments classified as Level 3 in the fair value hierarchy (note 5); and (iii) the classification of investments in associates (note 6), in a manner consistent with that described in the company's consolidated financial statements for the year ended December 31, 2025.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	September 30, 2026	December 31, 2025
Holding company
Cash and cash equivalents	356.3	197.2
Short term investments	72.9	19.5
Bonds	342.7	328.7
Preferred stocks	4.5	12.7
Common stocks(1)	179.1	141.4
Derivatives (note 7)(2)	796.0	1,817.6
	1,751.5	2,517.1
Assets pledged for derivative obligations:
Bonds	183.8	207.8

Holding company cash and investments as presented on the consolidated balance sheet	1,935.3	2,724.9
Derivative obligations (note 7)	(10.8)	(8.0)
	1,924.5	2,716.9
Portfolio investments(3)
Cash and cash equivalents(4)	5,835.6	6,563.7
Short term investments	2,619.7	2,415.5
Bonds(5)	44,128.1	39,988.8
Preferred stocks(5)	1,197.6	2,307.4
Common stocks(1)	9,959.5	9,204.0
Investments in associates (note 6)	8,110.2	8,362.3
Derivatives (note 7)	805.1	1,029.5
Other invested assets(6)	1,007.1	734.8
	73,662.9	70,606.0
Assets pledged for derivative obligations:
Bonds	81.1	190.8

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(4)	65.8	22.0
Bonds	3.2	42.6
Common stocks	370.4	445.1
Investments in associates (note 6)	1,560.9	1,615.3
	2,000.3	2,125.0

Portfolio investments as presented on the consolidated balance sheet	75,744.3	72,921.8
Derivative obligations (note 7)	(413.8)	(778.9)
	75,330.5	72,142.9

Total cash and investments, net of derivative obligations	77,255.0	74,859.8

(1)    Includes aggregate investments in limited partnerships with a carrying value at September 30, 2026 of $2,365.4 (December 31, 2025 - $2,368.8).
(2)    During the first nine months of 2026 the company closed out derivative contracts on 418,795 Fairfax subordinate voting shares with an original notional amount of $132.0 (Cdn$171.7) and received cash of $516.6 from derivative counterparties upon settlement. See note 7.
(3)    Excludes portfolio investments of the Eurolife Life Operations totaling $1,660.0 at September 30, 2026 (December 31, 2025 - $1,663.6), comprised principally of bonds of $955.1 (December 31, 2025 - $1,403.8), that were classified as held for sale on the consolidated balance sheet. See note 13.
(4)    Includes aggregate restricted cash and cash equivalents at September 30, 2026 of $484.8 (December 31, 2025 - $644.6), principally in portfolio cash and cash equivalents, which is excluded from cash and cash equivalents as presented in the consolidated statement of cash flows.
(5)    Pursuant to the privatization of Kennedy Wilson on June 16, 2026 as described in note 6, the company invested cash of $400.0 and its holdings of Kennedy Wilson preferred shares with a fair value of $316.0 for newly issued Kona Bidco securities with a fair value of $716.0, which are recorded as bonds.
(6)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features. The table below excludes the impact of U.S. treasury bond forward contracts with a notional amount of $246.6 to sell long-dated U.S. treasury bonds which economically hedged the company's exposure to interest rate risk at December 31, 2025.

	September 30, 2026		December 31, 2025
	Amortized cost(1)(2)	Fair value(1)(2)	Amortized cost(1)(2)	Fair value(1)(2)
Due in 1 year or less(3)(4)	8,495.4	8,239.1	9,473.6	9,182.3
Due after 1 year through 3 years(3)(4)	15,362.3	15,123.9	13,652.3	13,720.5
Due after 3 years through 5 years(3)(4)	19,765.8	19,405.7	14,796.8	15,196.6
Due after 5 years through 10 years(4)	1,148.5	1,053.7	2,233.2	2,225.4
Due after 10 years	983.1	916.5	415.7	433.9
	45,755.1	44,738.9	40,571.6	40,758.7
(1)    Includes bonds held by the holding company and Fairfax India.
(2)    Excludes the bonds of the Eurolife Life Operations totaling $955.1 at September 30, 2026 (December 31, 2025 - $1,403.8) that were classified as held for sale on the consolidated balance sheet. See note 13.
(3)    Includes the company's investments in first mortgage loans at September 30, 2026 of $6,030.9 (December 31, 2025 - $5,402.5) secured by real estate predominantly in the U.S., Europe and Canada.
(4)    Includes U.S. treasury bonds at September 30, 2026 of $71.3 (December 31, 2025 - $705.7) with maturities in 1 year or less, $6,213.9 (December 31, 2025 - $7,372.2) with maturities between 1 to 3 years, $14,346.8 (December 31, 2025 - $11,575.7) with maturities between 3 to 5 years and $208.3 (December 31, 2025 - $372.1) with maturities between 5 to 7 years.

The decrease in the company's holdings of bonds due in 1 year or less was primarily due to net sales and maturities of corporate and other bonds of $1,146.4, Canadian government bonds of $874.9, other government bonds of $869.6 and U.S. treasury bonds of $868.3, partially offset by the passage of time shifting bonds from 1 through 3 years. The increase in the company's holdings of bonds due after 1 year through 3 years was primarily due to net purchases of Canadian government bonds of $1,995.1, other government bonds of $1,671.0 and corporate and other bonds of $650.3, partially offset by the net sales of U.S. treasury bonds of $1,871.2 and the passage of time impacting their earliest maturity dates. The increase in the company's holdings of bonds due after 3 years through 5 years was primarily due to net purchases of U.S. treasury bonds of $4,355.8, other government bonds of $1,414.1 and corporate and other bonds of $230.4, partially offset by the passage of time impacting their earliest maturity dates. The decrease in the company's holdings of bonds due after 5 years through 10 years was primarily due to the passage of time impacting their earliest maturity dates. The increase in the company's holdings of bonds due after 10 years was primarily due to the receipt of $716.0 of newly issued securities pursuant to the privatization of Kennedy Wilson as described in note 6.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2026				December 31, 2025
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents	6,257.7	—	—	6,257.7	6,782.9	—	—	6,782.9

Short term investments:
Canadian government and provincials	97.1	—	—	97.1	1,542.8	—	—	1,542.8
U.S. treasury	560.3	—	—	560.3	107.2	—	—	107.2
Other government	98.6	1,450.7	—	1,549.3	93.6	282.5	—	376.1
Corporate and other	—	485.9	—	485.9	—	408.9	—	408.9
	756.0	1,936.6	—	2,692.6	1,743.6	691.4	—	2,435.0
Bonds:
Canadian government and provincials	—	3,609.7	—	3,609.7	—	2,609.8	—	2,609.8
U.S. treasury	—	20,893.8	—	20,893.8	—	20,081.9	—	20,081.9
U.S. states and municipalities	—	23.5	—	23.5	—	163.1	—	163.1
Other government	—	8,218.4	54.0	8,272.4	—	6,027.5	54.0	6,081.5
Corporate and other(1)	—	3,967.6	7,971.9	11,939.5	—	4,826.0	6,996.4	11,822.4
	—	36,713.0	8,025.9	44,738.9	—	33,708.3	7,050.4	40,758.7
Preferred stocks:
Canadian	18.1	—	7.1	25.2	18.7	—	12.1	30.8
U.S.	—	—	66.6	66.6	—	—	444.9	444.9
Other	16.9	1,091.4	2.0	1,110.3	16.2	1,527.0	301.2	1,844.4
	35.0	1,091.4	75.7	1,202.1	34.9	1,527.0	758.2	2,320.1
Common stocks:
Canadian	1,805.5	5.0	199.3	2,009.8	1,737.7	101.3	245.7	2,084.7
U.S.	1,241.1	40.7	1,546.9	2,828.7	1,341.0	39.4	1,640.0	3,020.4
Other	3,426.0	649.8	1,594.7	5,670.5	2,536.9	644.8	1,503.7	4,685.4
	6,472.6	695.5	3,340.9	10,509.0	5,615.6	785.5	3,389.4	9,790.5

Derivatives and other invested assets:
Derivatives	—	1,288.1	313.0	1,601.1	—	2,340.4	506.7	2,847.1
Other invested assets(2)	—	—	1,007.1	1,007.1	—	—	734.8	734.8
	—	1,288.1	1,320.1	2,608.2	—	2,340.4	1,241.5	3,581.9

Derivative obligations (note 7)	—	(154.5)	(270.1)	(424.6)	—	(331.4)	(455.5)	(786.9)

Holding company cash and investments and portfolio investments measured at fair value	13,521.3	41,570.1	12,492.5	67,583.9	14,177.0	38,721.2	11,984.0	64,882.2

	20.0%	61.5%	18.5%	100.0%	21.9%	59.7%	18.4%	100.0%

Investments in associates (note 6)	7,796.6	609.2	7,086.9	15,492.7	6,217.6	735.8	7,279.7	14,233.1
(1)    Included in Level 3 are the company's investments in first mortgage loans at September 30, 2026 of $6,030.9 (December 31, 2025 - $5,402.5) secured by real estate predominantly in the U.S., Europe and Canada.
(2)     Comprised primarily of investment property.
There were no significant changes to the valuation techniques and processes used at September 30, 2026 compared to those described in the Summary of Material Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2025.
In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the nine months ended September 30, 2026 and 2025 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis.

	2026
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives, net of derivative obligations	Other invested assets	Total
Balance - January 1	7,050.4	758.2	2,284.0	71.1	1,034.3	51.2	734.8	11,984.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(150.4)	(61.2)	194.5	13.1	52.3	178.1	(52.6)	173.8
Purchases and exchanges(2)(3)	2,895.4	0.5	49.4	6.8	63.8	—	339.5	3,355.4
Sales, distributions and other(2)(3)	(1,748.6)	(620.0)	(295.1)	(0.4)	(98.0)	(186.4)	(9.1)	(2,957.6)
Transfer out of category	—	—	—	—	(18.2)	—	—	(18.2)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(20.9)	(1.8)	(10.5)	(0.5)	(5.7)	—	(5.5)	(44.9)
Balance - September 30	8,025.9	75.7	2,222.3	90.1	1,028.5	42.9	1,007.1	12,492.5

	2025
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives, net of derivative obligations	Other invested assets	Total
Balance - January 1	5,762.6	419.9	2,104.8	70.9	992.7	86.4	621.7	10,059.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	111.7	26.1	115.4	9.0	23.4	292.5	(29.0)	549.1
Purchases and exchanges(2)(4)	2,621.3	10.0	206.0	—	77.7	39.7	109.8	3,064.5
Transfer into category(5)	—	299.6	—	—	—	—	—	299.6
Sales, distributions and other(2)	(1,045.8)	(1.4)	(140.3)	(11.8)	(40.2)	(272.2)	(11.8)	(1,523.5)
Unrealized foreign currency translation gains on foreign subsidiaries included in other comprehensive income (loss)	74.4	3.4	11.8	6.3	8.6	0.1	4.8	109.4
Deconsolidation of non-insurance subsidiary	—	(1.6)	—	—	(11.5)	—	—	(13.1)
Balance - September 30	7,524.2	756.0	2,297.7	74.4	1,050.7	146.5	695.5	12,545.0
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    Private placement debt securities include net purchases of first mortgage loans of $645.6 (2025 - $733.6).
(3)    Pursuant to the privatization of Kennedy Wilson on June 16, 2026 as described in note 6, the company invested cash of $400.0 and its holdings of Kennedy Wilson preferred shares with a fair value of $316.0 for newly issued Kona Bidco securities with a fair value of $716.0, which are recorded as bonds.
(4)    On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia Equity Partners LLC ("Blizzard Vacatia"). The company’s total cash investment of $835.0 was comprised of a senior secured loan of $365.0, preferred shares of $275.0 (classified as a bond due to its redemption features), a mortgage-backed loan of $170.0 (subsequently sold on December 12, 2025) and common shares of $25.0. The common shares are recorded and measured using the equity method of accounting.
(5)    During the first nine months of 2025 the company's investment in Atlas Corp. preferred shares was transferred from Level 2 to Level 3 following a change in the observability of the instrument's credit spread which is used in the valuation of the instrument.

Net gains (losses) on investments

	Third quarter
	2026			2025
	Net realized gains (losses)	Net change in unrealized losses	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects(1)(2)	349.1	(172.2)	176.9	23.9	500.7	524.6
Total bonds	(162.9)	(664.8)	(827.7)	(14.4)	(29.9)	(44.3)
Other	48.7	(256.6)	(207.9)	(159.2)	105.1	(54.1)
Net gains (losses) on investments	234.9	(1,093.6)	(858.7)	(149.7)	575.9	426.2

	First nine months
	2026			2025
	Net realized gains (losses)	Net change in unrealized losses	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments

Long equity exposures and financial effects(1)(2)(3)(4)	1,561.5	(722.6)	838.9	617.0	1,487.5	2,104.5
Total bonds	(118.2)	(1,195.5)	(1,313.7)	(212.9)	631.8	418.9
Other	117.9	(118.8)	(0.9)	(421.8)	332.7	(89.1)
Net gains (losses) on investments	1,561.2	(2,036.9)	(475.7)	(17.7)	2,452.0	2,434.3

(1)    During the third quarter and first nine months of 2026 the company's long equity total return swaps on Fairfax subordinate voting shares produced net losses of $107.8 and $540.6 (2025 - net losses of $60.6 and net gains of $584.5), comprised of net realized gains of $12.2 and $513.2 (2025 - $21.7 and $69.2), which represent cash-settled amounts recorded in holding company cash and investments, and net change in unrealized losses of $120.0 and $1,053.8 (2025 - net change in unrealized losses of $82.3 and net change in unrealized gains of $515.3). Net realized gains during the first nine months of 2026 included cash-settlement of $516.6 on closing contracts during the first nine months on 418,795 Fairfax subordinate voting shares with an original notional amount of $132.0 (Cdn$171.7). See note 7 for details.
(2)    During the first nine months of 2026 the company sold 22.8 million shares of Eurobank for cash consideration of $113.8 (€99.1) and recorded a net realized gain of $56.3. During the first nine months of 2025 the company sold 96.9 million shares of Eurobank for cash consideration of $248.5 (€232.9) and recorded a net realized gain of $58.5.
(3)    On May 29, 2026 the company sold 23.1% of its 45.3% equity interest in Poseidon Corp. for cash consideration of $1,907.1 and recorded a net realized gain of $838.4. See note 6.
(4)    On March 28, 2025 the company sold its investment in Sigma Companies International Corp. ("Sigma") for total consideration of $327.1 and recorded a net realized gain of $178.7.
6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	September 30, 2026			December 31, 2025			Third quarter		First nine months
	Ownership percentage(a)	Fair value(b)	Carrying value	Ownership percentage(a)	Fair value(b)	Carrying value	2026	2025	2026	2025
Insurance and reinsurance
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	366.0	360.0	49.0%	512.1	362.1	21.3	14.4	20.7	50.4
Albingia SA ("Albingia")	33.0%	238.2	265.2	33.0%	246.3	254.0	5.8	4.1	20.0	4.1
Other	—	385.3	214.9	—	320.3	223.3	3.8	2.3	0.1	2.3
		989.5	840.1		1,078.7	839.4	30.9	20.8	40.8	56.8
Non-insurance(1)
Eurobank S.A. ("Eurobank")	31.8%	6,432.6	2,860.0	32.2%	4,703.0	2,728.2	157.5	140.7	394.5	351.0
Poseidon Corp. ("Poseidon")(2)	22.2%	1,829.1	1,071.8	45.3%	2,640.4	2,046.4	34.9	67.9	144.2	216.9
Waterous Energy Fund III(3)	75.7%	748.6	748.6	75.6%	390.2	390.2	53.3	16.5	124.3	(81.7)
EXCO Resources Inc. ("EXCO")	49.1%	591.6	575.3	49.3%	591.6	512.6	34.5	38.8	63.4	18.7
Other(4)	—	1,952.3	2,014.4	—	1,653.8	1,845.5	22.5	(2.0)	(83.9)	(50.6)
		11,554.2	7,270.1		9,979.0	7,522.9	302.7	261.9	642.5	454.3
		12,543.7	8,110.2		11,057.7	8,362.3	333.6	282.7	683.3	511.1
Fairfax India
Investments in associates	—	2,949.0	1,560.9	—	3,175.4	1,615.3	44.4	22.3	109.0	53.2
		15,492.7	9,671.1		14,233.1	9,977.6	378.0	305.0	792.3	564.3
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.
(1)    During the third quarter and first nine months of 2026 the company recognized distributions and dividends of $67.9 and $307.9 (2025 - $35.3 and $452.6) from its non-insurance associates and joint ventures.
(2)    On May 29, 2026 the company sold 23.1% of its 45.3% equity interest in Poseidon for cash consideration of $28.30 per share for aggregate proceeds of $1,907.1, which decreased the company's equity interest to 22.2%. Accordingly, the company recorded a realized gain of $838.4 in the consolidated statement of earnings. The company continues to apply the equity method of accounting to the retained portion of its investment in Poseidon.
(3)    During the first nine months of 2026 the company made an additional investment of $310.2 in Waterous Energy Fund III, a limited partnership.
(4)    On June 16, 2026 all of the outstanding common shares of Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”) not already owned by the company and certain senior executives of Kennedy Wilson (the “Consortium”) were acquired by Kona Bidco, LLC ("Kona Bidco"), a newly formed holding company established by the Consortium. Kona Bidco acquired the common shares of Kennedy Wilson for $10.90 per share in cash, funded principally by $1.3 billion of acquisition financing obtained by Kona Bidco, in respect of which the company provided a standby guarantee enforceable upon certain payment default events. Concurrently, the company invested cash of $400.0, and contributed its holdings of Kennedy Wilson preferred shares with a fair value of $316.0 and its Kennedy Wilson common shares with a fair value of $145.2, for: (i) Kona Bidco mandatorily redeemable preferred shares with a fair value of $716.0, which the company recorded as bonds; and (ii) Kona Bidco common shares with a fair value of $145.2, which the company recorded as an investment in associate. Although the company received a majority economic interest through its Kona Bidco investments, it does not have power over Kona Bidco’s relevant activities to exercise control. Accordingly, the company concluded that it has significant influence over Kona Bidco and commenced applying the equity method of accounting to its indirect equity interest in Kennedy Wilson.

Subsequent to September 30, 2026
Proposed investment in IDBI Bank Limited
On October 14, 2026 the company was selected by the Government of India as the “Strategic Buyer” for a 60.72% equity interest in IDBI Bank Limited (“IDBI Bank”) pursuant to the Government of India’s proposed strategic disinvestment of IDBI Bank. The company proposes to acquire the equity interest in IDBI Bank for approximately $5.6 billion (approximately 528.8 billion Indian rupees), with the purchase price satisfied through a proposed combination of available cash, existing credit sources, potential asset sales and the potential contribution, at market prices, of the company’s interests in Go Digit Life Insurance Limited and Go Digit General Insurance Limited (collectively, “Digit”) and the company’s interest, through Fairfax India, in IIFL Capital Services Limited (“IIFL Capital”). Binding definitive agreements in connection with the purchase of the equity stake in IDBI Bank and the proposed contributions of Digit and IIFL Capital have not yet been entered into by any of Fairfax, IDBI Bank, the Government of India, or any other party. When definitive transaction agreements relating to the proposed purchase and contribution transactions are entered into by the parties, each proposed transaction will be subject to the satisfaction of numerous governmental, regulatory, equityholder, debtholder, and other approvals and consents.
Investment in certain operations of The Boots Group
On October 7, 2026 the company entered into agreements to partner with Wittington Investments, Limited ("Wittington"), to acquire from The Boots Group the Boots retail operations in the UK and Ireland, the Boots Opticians business, the No7 Beauty Company, and Boots’ Thailand and franchised businesses (collectively, “Boots”) for a total purchase price of approximately $8.9 billion, inclusive of assumed debt. The company has committed to provide up to approximately $2.3 billion of the purchase price. Following closing of the transaction, the company expects to own 50% of the equity of Boots and Wittington will have operational control. Closing of the transaction is subject to customary conditions and is expected to be in the first quarter of 2027.
Acquisition of additional equity interest in IIFL Capital Services Limited
On May 7, 2026 Fairfax India entered into an investment agreement with IIFL Capital and its existing promoters to increase the company's equity interest in IIFL Capital, through a series of transactions, to a minimum of 51.0% for aggregate consideration of approximately $411 (39.3 billion Indian rupees). Closing of the transaction is subject to customary closing conditions, including regulatory approvals, and is expected to be in the fourth quarter of 2026.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2026				December 31, 2025
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts	4,880.5	181.1	905.8	16.0	6,186.4	269.8	2,090.2	1.4
Foreign currency derivative contracts	—	—	242.3	94.5	—	—	51.1	147.4
Other derivative contracts	—	232.0	453.0	314.1	—	135.7	705.8	638.1
Total			1,601.1	424.6			2,847.1	786.9

Equity derivative contracts
Long equity total return swaps
At September 30, 2026 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $849.6 (December 31, 2025 - $981.6), which included an aggregate of 1,341,560 (December 31, 2025 - 1,760,355) Fairfax subordinate voting shares with an original notional amount of $532.0 (Cdn$674.4) or $396.59 (Cdn$502.68) per share (December 31, 2025 - $664.0 (Cdn$846.1) or $377.19 (Cdn$480.62) per share) that produced net losses of $107.8 and $540.6 during the third quarter and first nine months of 2026 (2025 - net losses of $60.6 and net gains of $584.5).
During the third quarter and first nine months of 2026, net losses of $107.8 and $540.6 were comprised of net change in unrealized losses of $120.0 and $1,053.8, partially offset by net realized gains of $12.2 and $513.2. The net realized gains during the first nine months of 2026 primarily reflected cash-settlement of $516.6 on the closure of long equity total return swaps on 418,795 Fairfax subordinate voting shares during the first nine months of 2026, which had an original notional amount of $132.0 (Cdn$171.7). During the third quarter and first nine months of 2025, net losses of $60.6 and net gains of $584.5 were comprised of net change in unrealized losses of $82.3 and net change in unrealized gains of $515.3 and net realized gains of $21.7 and $69.2.
Foreign currency derivative contracts
Foreign currency forward contracts
Long and short foreign currency forward contracts, primarily denominated in the euro, British pound sterling and Canadian dollar, are principally used to economically hedge against fluctuations in exchange rates that primarily affect the company’s foreign currency denominated investments. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
During the third quarter and first nine months of 2026 the company recorded net gains on foreign currency contracts of $95.5 and $440.2 (2025 - net gains of $88.6 and net losses of $196.4) primarily due to the strengthening of the U.S. dollar against the Canadian dollar and euro.
8.    Insurance Contract Liabilities

	September 30, 2026			December 31, 2025
	PAA	GMM(1)(2)	Total(3)	PAA	GMM(1)(2)	Total(3)
Insurance contracts issued	49,622.0	2,124.4	51,746.4	48,228.3	2,383.5	50,611.8
Assets for insurance acquisition cash flows	(156.5)	—	(156.5)	(170.8)	—	(170.8)
Insurance contract liabilities	49,465.5	2,124.4	51,589.9	48,057.5	2,383.5	50,441.0
(1)    Insurance contracts issued measured under the GMM at September 30, 2026 was comprised of LRC of $797.1 and LIC of $1,327.3 (December 31, 2025 - $834.4 and $1,549.1).
(2)    Excludes insurance contract liabilities measured under the GMM of the Eurolife Life Operations of $2,824.8 at September 30, 2026 and $2,739.4 at December 31, 2025, which are included within liabilities associated with assets held for sale on the consolidated balance sheets. See note 13.
(3)    Total insurance contracts issued at September 30, 2026 was comprised of LRC of $4,220.1 and LIC of $47,526.3 (December 31, 2025 - $4,452.8 and $46,159.0).
Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off(1)	Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2026
January 1	1,168.5	10,960.9	12,129.4	1,774.0	28,563.0	30,337.0	678.2	5,080.4	5,758.6	48,225.0	3.3	48,228.3
September 30	1,109.5	11,227.2	12,336.7	1,436.7	29,113.1	30,549.8	879.8	5,854.3	6,734.1	49,620.6	1.4	49,622.0

2025
January 1	1,117.8	9,676.2	10,794.0	891.8	26,298.6	27,190.4	737.5	4,187.1	4,924.6	42,909.0	80.4	42,989.4
September 30	1,242.6	10,692.6	11,935.2	1,093.3	29,114.9	30,208.2	806.9	4,860.9	5,667.8	47,811.2	85.4	47,896.6
(1)    The decrease at Life insurance and Run‑off primarily reflected the classification of the Eurolife Life Operations as held for sale (see note 13).

Movements in insurance contracts issued
An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the nine months ended September 30 were as follows:
Nine months ended September 30, 2026

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	3,620.7	41,462.7	3,141.6	48,225.0

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(24,486.1)	—	—	(24,486.1)
Incurred claims and other insurance service expenses	0.5	15,299.0	840.1	16,139.6
Amortization of acquisition costs	4,666.1	—	—	4,666.1
Prior year reserve development and release of risk adjustment on prior year claims	—	(166.1)	(742.1)	(908.2)
Insurance service expenses	4,666.6	15,132.9	98.0	19,897.5
Net insurance result	(19,819.5)	15,132.9	98.0	(4,588.6)
Net finance expense from insurance contracts	11.0	197.2	—	208.2
Foreign exchange effects	(14.5)	(221.2)	(16.5)	(252.2)
Total changes in the consolidated statement of comprehensive income	(19,823.0)	15,108.9	81.5	(4,632.6)
Cash flows:
Premiums received	24,386.1	—	—	24,386.1
Claims and other insurance service expenses paid, including investment components	—	(13,793.5)	—	(13,793.5)
Insurance acquisition cash flows	(4,597.0)	—	—	(4,597.0)
Changes in funds withheld	(7.2)	50.9	—	43.7
	19,781.9	(13,742.6)	—	6,039.3
Investment components and other	(153.6)	142.2	0.3	(11.1)
Balance - September 30	3,426.0	42,971.2	3,223.4	49,620.6
(1)    Includes loss components of $68.3 at January 1, 2026 and $69.3 at September 30, 2026.

Nine months ended September 30, 2025

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	2,747.1	37,370.7	2,791.2	42,909.0

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(22,850.6)	—	—	(22,850.6)
Incurred claims and other insurance service expenses	(11.1)	14,403.5	841.9	15,234.3
Amortization of acquisition costs	4,302.1	—	—	4,302.1
Prior year reserve development and release of risk adjustment on prior year claims	—	(129.7)	(592.7)	(722.4)
Insurance service expenses	4,291.0	14,273.8	249.2	18,814.0
Net insurance result	(18,559.6)	14,273.8	249.2	(4,036.6)
Net finance expense from insurance contracts	0.9	1,904.8	—	1,905.7
Foreign exchange effects	74.3	706.9	58.8	840.0
Total changes in the consolidated statement of comprehensive income	(18,484.4)	16,885.5	308.0	(1,290.9)
Cash flows:
Premiums received	23,374.2	—	—	23,374.2
Claims and other insurance service expenses paid, including investment components	—	(13,185.8)	—	(13,185.8)
Insurance acquisition cash flows	(4,447.2)	—	—	(4,447.2)
Changes in funds withheld	506.0	(487.4)	—	18.6
	19,433.0	(13,673.2)	—	5,759.8
Investment components and other	(552.9)	930.8	55.4	433.3
Balance - September 30	3,142.8	41,513.8	3,154.6	47,811.2
(1)    Includes loss components of $184.6 at January 1, 2025 and $55.3 at September 30, 2025.

Discount rates
Cash flows are discounted using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.
The tables below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company's insurance revenue is principally based.

	September 30, 2026				December 31, 2025				September 30, 2025
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
United States dollar	4.92%	5.39%	5.75%	5.99%	3.82%	4.06%	4.65%	5.08%	3.95%	4.06%	4.61%	5.01%
Canadian dollar	3.36%	4.35%	4.90%	5.15%	2.70%	3.76%	4.47%	4.76%	2.68%	3.45%	4.20%	4.54%
Euro	3.11%	3.73%	4.29%	4.69%	2.04%	2.63%	3.33%	3.79%	1.99%	2.49%	3.18%	3.64%
British pound sterling	4.86%	5.36%	5.92%	6.34%	3.89%	4.29%	4.97%	5.46%	4.09%	4.47%	5.19%	5.74%
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company's insurance contracts issued and reinsurance contract assets held. The calculated risk adjustment corresponds to a consolidated confidence level at September 30, 2026 of 84.7% (December 31, 2025 - 85.1%).

9.    Reinsurance Contract Assets Held

	September 30, 2026			December 31, 2025
	PAA	GMM	Total	PAA	GMM	Total
Reinsurance contract assets held(1)	10,749.6	800.1	11,549.7	10,337.7	913.3	11,251.0

(1)    Total at September 30, 2026 was comprised of ARC of $(115.3) and AIC of $11,665.0 (December 31, 2025 - $304.8 and $10,946.2).

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2026
January 1	(55.4)	1,409.7	1,354.3	91.7	6,880.5	6,972.2	(280.5)	2,284.5	2,004.0	10,330.5	7.2	10,337.7
September 30	(154.1)	1,521.3	1,367.2	(25.9)	6,939.0	6,913.1	(427.9)	2,895.0	2,467.1	10,747.4	2.2	10,749.6
2025
January 1	(87.0)	1,236.2	1,149.2	(1.7)	6,750.2	6,748.5	(460.0)	2,310.6	1,850.6	9,748.3	8.9	9,757.2
September 30	(22.9)	1,318.9	1,296.0	(186.8)	7,324.9	7,138.1	(351.3)	2,243.9	1,892.6	10,326.7	14.5	10,341.2

Movements in reinsurance contract assets held
An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contracts held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the nine months ended September 30 were as follows:
Nine months ended September 30, 2026

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	(244.2)	9,659.0	915.7	10,330.5

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(4,465.1)	—	—	(4,465.1)
Recoveries of incurred claims and other insurance service expenses	8.2	3,298.4	252.5	3,559.1
Prior year reserve development and release of risk adjustment on prior year claims	—	43.4	(204.5)	(161.1)
Recoveries of insurance service expenses	8.2	3,341.8	48.0	3,398.0
Net reinsurance result	(4,456.9)	3,341.8	48.0	(1,067.1)
Net finance income (expense) from reinsurance contract assets held	(0.7)	80.3	—	79.6
Foreign exchange effects	2.0	(23.1)	(3.8)	(24.9)
Total changes in the consolidated statement of comprehensive income	(4,455.6)	3,399.0	44.2	(1,012.4)
Cash flows:
Premiums paid	4,091.5	—	—	4,091.5
Claims and other insurance service expenses recovered	—	(2,602.7)	—	(2,602.7)
Changes in funds withheld	(11.2)	(43.0)	—	(54.2)
	4,080.3	(2,645.7)	—	1,434.6
Investment components and other	11.6	(17.1)	0.2	(5.3)
Balance - September 30	(607.9)	10,395.2	960.1	10,747.4
(1)    Includes loss recovery components of $1.9 at January 1, 2026 and $10.4 at September 30, 2026.

Nine months ended September 30, 2025

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	(548.7)	9,449.8	847.2	9,748.3

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(4,003.1)	—	—	(4,003.1)
Recoveries of incurred claims and other insurance service expenses	(1.4)	2,573.6	221.3	2,793.5
Prior year reserve development and release of risk adjustment on prior year claims	—	95.1	(167.2)	(72.1)
Recoveries of insurance service expenses	(1.4)	2,668.7	54.1	2,721.4
Net reinsurance result	(4,004.5)	2,668.7	54.1	(1,281.7)
Net finance income from reinsurance contract assets held	0.2	461.4	—	461.6
Foreign exchange effects	(4.0)	145.1	14.2	155.3
Total changes in the consolidated statement of comprehensive income	(4,008.3)	3,275.2	68.3	(664.8)
Cash flows:
Premiums paid	3,905.9	—	—	3,905.9
Claims and other insurance service expenses recovered	—	(2,619.2)	—	(2,619.2)
Changes in funds withheld	(3.4)	(23.5)	—	(26.9)
	3,902.5	(2,642.7)	—	1,259.8
Investment components and other	93.5	(127.4)	17.3	(16.6)
Balance - September 30	(561.0)	9,954.9	932.8	10,326.7
(1)    Includes loss recovery components of $73.4 at January 1, 2025 and $1.9 at September 30, 2025.

10.    Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	Third quarter		First nine months
	2026	2025	2026	2025
Net finance income (expense) from insurance contracts
Interest accreted to insurance contracts	(451.0)	(470.0)	(1,305.7)	(1,384.5)
Effect of changes in interest rates and other financial assumptions	850.7	(339.8)	1,114.1	(637.4)
	399.7	(809.8)	(191.6)	(2,021.9)

Net finance income (expense) from reinsurance contract assets held
Interest accreted to reinsurance contract assets held	107.5	117.6	314.2	351.7
Effect of changes in interest rates and other financial assumptions	(171.4)	76.4	(236.0)	151.3
	(63.9)	194.0	78.2	503.0
Net finance income (expense) from insurance contracts and reinsurance contract assets held	335.8	(615.8)	(113.4)	(1,518.9)

The table below presents the company's net effects from changes in interest rates and other financial assumptions on insurance contracts and reinsurance contract assets held and net gains (losses) on bonds recognized in the consolidated statement of earnings for the three and nine months ended September 30, 2026 and 2025.

	Third quarter		First nine months
	2026	2025	2026	2025
Effect of changes in interest rates on total bonds (recognized in net gains (losses) on investments)	(827.7)	(44.3)	(1,313.7)	418.9
Effect of changes in interest rates and other financial assumptions on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	679.3	(263.4)	878.1	(486.1)
Net loss from changes in interest rates and other financial assumptions in the consolidated statement of earnings	(148.4)	(307.7)	(435.6)	(67.2)

11.    Borrowings
Nine months ended September 30, 2026
On July 29, 2026 Sleep Country completed an offering of $425.8 (Cdn$600.0) principal amount of 6.375% unsecured senior notes due July 29, 2031 for net proceeds of $416.9 (Cdn$587.5), after discount, commissions and expenses. The net proceeds were used to fund the acquisition of Sleep Number Corporation, which is described in note 13.
On June 19, 2026 the company completed an offering of an additional $212.5 (Cdn$300.0) principal amount of its previously issued 4.40% unsecured senior notes due 2036 for net proceeds, excluding accrued interest, of $209.1 after discount, commissions and expenses. Contemporaneously with the issuance, the company designated the carrying value of its additional Cdn$300.0 senior notes due 2036 as a hedge of a portion of its net investment in Canadian subsidiaries.
On June 8, 2026 the company completed an offering of $750.0 principal amount of 6.20% unsecured senior notes due June 8, 2056 for net proceeds of $742.7 after commissions and expenses.
On May 29, 2026 the company redeemed its $326.7 (Cdn$450.0) principal amount of 4.70% unsecured senior notes due December 16, 2026 for cash consideration of $335.1 including accrued interest.
On April 15, 2026 the company redeemed at maturity its $91.8 principal amount of 8.30% unsecured senior notes.
On February 27, 2026 the company completed offerings of $293.3 (Cdn$400.0) principal amount of 4.40% unsecured senior notes due 2036 and an additional $183.3 (Cdn$250.0) principal amount of its previously issued 5.10% unsecured senior notes due 2055, for net proceeds, excluding accrued interest, of $291.8 and $181.3, respectively, after discount, commissions and expenses. Contemporaneously with the issuance, the company designated the carrying value of its Cdn$400.0 senior notes due February 27, 2036 and its additional Cdn$250.0 principal amount of its 5.10% senior notes due 2055, respectively, as a hedge of a portion of its net investment in Canadian subsidiaries.
During the first quarter of 2026 AGT used the net proceeds from its initial public offering and the company's private placement, which are described in note 12, to substantially repay its borrowings.
On June 24, 2026 the company extended the expiry date on its revolving credit facility from July 16, 2030 to June 24, 2031. At September 30, 2026 and December 31, 2025, the revolving credit facility was undrawn and the company was in compliance with its financial covenants.
12.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2026	2025
Subordinate voting shares – January 1	20,107,316	20,919,696
Purchases for cancellation	(1,086,435)	(541,794)
Treasury shares acquired	(69,702)	(92,153)
Treasury shares reissued	247,217	294,186
Subordinate voting shares – September 30	19,198,396	20,579,935
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	19,947,166	21,328,705

During the first nine months of 2026 the company purchased for cancellation 1,086,435 subordinate voting shares (2025 – 541,794) under the terms of its normal course issuer bids at a cost of $1,771.8 (2025 – $856.8), of which $1,502.7 (2025 – $722.6) was charged to retained earnings.
During the first nine months of 2026 the company acquired for treasury 69,702 subordinate voting shares at a cost of $129.6 (2025 - 92,153 subordinate voting shares at a cost of $145.3) for use in its share-based payment awards.

Non-controlling interests

			Net earnings (loss) attributable to non-controlling interests
	Carrying value		Third quarter		First nine months
	September 30, 2026	December 31, 2025	2026	2025	2026	2025
Insurance and reinsurance companies	3,275.7	3,005.4	111.0	109.7	367.9	292.3
Non-insurance companies	1,576.9	1,354.4	56.3	(15.7)	8.8	(25.8)
	4,852.6	4,359.8	167.3	94.0	376.7	266.5

On May 29, 2026 certain terms of the Allied World shareholders agreement, which give the company the option to purchase the interests of the minority shareholders in Allied World, were extended to December 31, 2029.
On March 9, 2026 AGT completed a Cdn$449.5 initial public offering and secondary offering of its common shares, consisting of a Cdn$425.0 treasury issuance and a Cdn$24.5 secondary sale, at a price of Cdn$23.00 per common share. Immediately prior to closing of the offerings the company exercised its AGT equity warrants at Cdn$22.50 per common share for aggregate consideration of Cdn$340.0 in exchange for settlement of a Cdn$340.0 loan receivable from AGT. Concurrent with closing, the company also purchased Cdn$200.0 of AGT common shares at Cdn$23.00 per share in a private placement. As a result of these transactions, non-controlling interests in AGT increased by $301.3, and the company continues to control AGT with a 56.2% equity interest at September 30, 2026. AGT used the net proceeds from its initial public offering of $293.9 (Cdn$398.9) and from the private placement to substantially repay its borrowings as described in note 11.
13.    Acquisitions and Divestitures
Subsequent to September 30, 2026
Sale of Eurolife life insurance operations to Eurobank
As of October 27, 2026 the company completed the sale of its 80.0% equity interest in the life insurance operations of Eurolife (the "Eurolife Life Operations") to Eurobank for consideration of approximately $906 (€813) and deconsolidated the assets and liabilities of the Eurolife Life Operations, resulting in a pre-tax gain of approximately $200. The pre-tax gain includes the impact of certain derivative agreements with Eurobank related to the returns on a portion of the investment portfolio of the Eurolife Life Operations. During the period from announcement of the proposed sale of the Eurolife Life Operations in October 2025 to closing, the company consolidated net earnings of approximately $113 (€97) of the Eurolife Life Operations. The company will continue to maintain its 80.0% equity interest in Eurolife General, the property and casualty insurance business operated by Eurolife. Additionally, the company has agreed to acquire a 45.0% equity interest in Eurobank’s Cyprus non-life insurance company ERB Asfalistiki (“ERBA”) for cash consideration of approximately $66 (€59), with an option to acquire the remainder of ERBA in the future. Closing of this related transaction is subject to regulatory approval and is expected to be in the fourth quarter of 2026.
At September 30, 2026 the company had classified assets of $3.5 billion and liabilities of $3.6 billion related to the Eurolife Life Operations as held for sale on its consolidated balance sheet.
Acquisition of Evergood by Recipe
On October 9, 2026 Recipe entered into a share purchase agreement to acquire 100% of Evergood Single Member S.A. ("Evergood"), the food service business of Greece-based Vivartia Holding S.M.S.A, for estimated gross consideration, to be funded by Recipe, of approximately $350 (€313), which includes the assumption of borrowings of approximately $113 (€101). Closing is subject to regulatory approval and customary conditions and is expected to be in late 2026 or early 2027.
Nine months ended September 30, 2026
Acquisition of Andrew Peller Limited
On August 14, 2026 the company acquired an 80.0% controlling interest in Andrew Peller Limited (“Andrew Peller”), with the remaining 20.0% interest retained by John Edward Enterprises Inc., for consideration of $239.0 (Cdn$331.7), comprising cash of $190.9 (Cdn$265.0) and $48.1 (Cdn$66.7) of non-recourse borrowings incurred by Andrew Peller. The assets acquired and liabilities assumed of Andrew Peller were consolidated in the company’s Non-insurance companies reporting segment, and primarily comprised other assets of $450.3 (principally premises and equipment of $246.4 and inventory of $150.1). Andrew Peller produces and markets wine, spirits and wine-related products, predominantly in Canada.

Acquisition of Sleep Number Corporation by Sleep Country
On July 31, 2026 Sleep Country completed the acquisition of the assets and certain liabilities of Sleep Number Corporation ("Sleep Number") for purchase consideration of $522.5, as determined through a Chapter 11, court-supervised bidding process. The assets acquired and liabilities assumed of Sleep Number were consolidated by Sleep Country in the company's Non-insurance companies reporting segment, and primarily comprised goodwill and intangible assets of $444.8 (principally goodwill of $176.9 and brand names of $171.4). Sleep Number is a U.S. manufacturer and retailer of premium adjustable mattresses.

14.    Income Taxes
The company’s provision for income taxes for the three and nine months ended September 30 were comprised as follows:

	Third quarter		First nine months
	2026	2025	2026	2025
Current income tax:
Current year expense	275.3	285.1	1,082.3	699.2
Adjustments to prior years’ income taxes	(11.2)	(41.0)	(30.4)	(49.3)
	264.1	244.1	1,051.9	649.9
Deferred income tax:
Origination and reversal of temporary differences	53.0	39.9	(27.5)	234.7
Adjustments to prior years' deferred income taxes	11.8	34.9	9.3	(0.9)
	64.8	74.8	(18.2)	233.8
Provision for income taxes	328.9	318.9	1,033.7	883.7
Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate for the three and nine months ended September 30 are presented in the following table:

	Third quarter		First nine months
	2026	2025	2026	2025

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	377.8	414.6	1,173.5	1,241.3
Non-taxable investment income and losses	(29.4)	(54.3)	(84.6)	(112.9)
Tax rate differential on income and losses outside Canada	(44.0)	(29.0)	(220.8)	(190.7)
Change in unrecorded tax benefit of losses and temporary differences	10.8	36.3	151.2	(12.3)
Other including permanent differences	13.7	(48.7)	14.4	(41.7)
Provision for income taxes	328.9	318.9	1,033.7	883.7
Non-taxable investment income in the third quarters and first nine months of 2026 and 2025 were principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
The tax benefit on the tax rate differential on income and losses outside Canada of $220.8 in the first nine months of 2026 principally related to income taxed at lower rates in the U.S., partially offset by losses tax effected at lower rates in Mauritius. The tax benefit on the tax rate differential on income and losses outside Canada of $190.7 in the first nine months of 2025 principally related to income taxed at lower rates in the U.S., Bermuda and Mauritius.
The change in unrecorded tax benefit of losses and temporary differences in the third quarter and first nine months of 2026 principally related to unrecorded deferred tax assets in Canada. The change in unrecorded tax benefit of losses and temporary differences in the third quarter and first nine months of 2025 principally related to unrecorded deferred tax assets in Canada and the U.K.

15.    Financial Risk Management
Overview
There were no significant changes to the company's risk exposures, including underwriting risk, credit risk, liquidity risk, and various market risks, or the processes used by the company for managing those risk exposures, at September 30, 2026 compared to those identified and discussed in the company's annual consolidated financial statements for the year ended December 31, 2025, other than as described in the sections that follow.

Middle East Conflict
On February 28, 2026 a military conflict erupted between the United States, Israel, and Iran. The length, impact, and outcome of this ongoing military conflict is highly unpredictable and could lead to further significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, trade disputes or trade barriers, changes in consumer or purchaser preferences, as well as an increase in insurance claims related to losses incurred in connection with any of the above disruptions. The company has performed assessments of the potential direct impacts of this military conflict on its operations and concluded that there are no significant impacts to its financial condition at this time as its insurance policies generally exclude acts of war, and where coverage is provided, it has been substantially ceded to reinsurers to date, limiting the company’s net exposure to loss. Given ongoing global economic uncertainties, evolving market conditions may affect the company’s business, financial condition and results of operations.
United States Tariffs
The imposition of tariffs by the United States (the “U.S. Tariffs”) and retaliatory measures between governments may cause multifaceted effects on the economy. The company has performed assessments of the potential direct impacts of the U.S. Tariffs on its operations and concluded that there are no significant impacts at this time. While the company is seeking to mitigate the potential impact on its business, given that developments are ongoing with respect to these tariffs and other measures, their impacts are uncertain and could adversely affect the company's business, financial condition and results of operations.
Underwriting Risk
There were no significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk, at September 30, 2026 compared to December 31, 2025.

Credit Risk
Cash and short term investments
The company’s cash and short term investments, including those of the holding company, are primarily held at major financial institutions in the jurisdictions in which the company operates.
Investments in debt instruments
The composition of the company's investments in bonds, classified according to the higher of each security's respective S&P and Moody's issuer credit rating, is presented in the table below. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher.

	September 30, 2026			December 31, 2025
Issuer Credit Rating	Amortized cost(1)	Carrying value(1)	%	Amortized cost(1)	Carrying value(1)	%
AAA/Aaa	4,799.8	4,771.7	10.7	3,477.0	3,507.3	8.6
AA/Aa	23,855.2	23,301.3	52.1	22,253.5	22,629.2	55.5
A/A	1,746.1	1,711.3	3.8	2,227.5	2,301.5	5.6
BBB/Baa	3,497.0	3,454.4	7.7	2,520.0	2,556.2	6.3
BB/Ba	2,518.6	2,508.8	5.6	1,789.6	1,784.1	4.4
B/B	585.2	524.1	1.2	212.2	221.7	0.5
Lower than B/B	79.5	81.3	0.2	363.3	353.1	0.9
Unrated(2)	8,673.7	8,386.0	18.7	7,728.5	7,405.6	18.2
Total	45,755.1	44,738.9	100.0	40,571.6	40,758.7	100.0
(1)    Excludes the bonds of the Eurolife Life Operations totaling $955.1 at September 30, 2026 (December 31, 2025 - $1,403.8) that were classified as held for sale on the consolidated balance sheet. See note 13.
(2)    Includes the company's investments in first mortgage loans at September 30, 2026 of $6,030.9 (December 31, 2025 - $5,402.5) secured by real estate predominantly in the U.S., Europe and Canada.
The increase in bonds rated AAA/Aaa was primarily due to net purchases of Canadian government bonds of $1,272.2. The increase in bonds rated AA/Aa was primarily due to net purchases of U.S. treasury bonds of $1,703.6. The decrease in bonds rated A/A was primarily due to net sales of corporate and other bonds of $375.2. The increase in bonds rated BBB/Baa was primarily due to net purchases of other government bonds of $1,257.9, partially offset by net sales of corporate and other bonds of $334.5. The increase in bonds rated BB/Ba was primarily due to net purchases of other government bonds of $679.0. The increase in bonds rated B/B and the decrease in bonds rated lower than B/B were primarily due to the credit rating upgrade of Argentina government bonds. The increase in unrated bonds was primarily due to the receipt of $716.0 of newly issued securities pursuant to the privatization of Kennedy Wilson as described in note 6 and net purchases of first mortgage loans of $645.6.

Liquidity Risk
The holding company's remaining known significant commitments for 2026 consist of an annual payment of $165.0 on the note payable of $330.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
The holding company expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $1,119.5 for the nine months ended September 30, 2026, of the maximum available of $4,065.9 in 2026 based on information available at September 30, 2026.
Subsequent to September 30, 2026, the company purchased certain investments from the Eurolife Life Operations for approximately $373 (€333), and subsequently completed the sale of the Eurolife Life Operations for proceeds of approximately $906 (€813). See note 13 for details.
In 2027 the company's announced investment in Boots is expected to be made through the insurance and reinsurance subsidiaries and the company's proposed investment in IDBI Bank is expected to be made with a combination of available cash, existing credit sources, potential asset sales and potential investment contributions. See note 6 for details of the Boots and IDBI Bank transactions.
Market Risk
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2026 compared to December 31, 2025.
Fixed income Portfolio
The company's exposure to interest rate risk on the company's fixed income portfolio increased in the first nine months of 2026 primarily due to net purchases of other government bonds, U.S. treasury bonds and Canadian government bonds, the receipt of newly issued securities pursuant to the privatization of Kennedy Wilson as described in note 6 and the closure of forward contracts with a notional amount of $246.6 to sell long-dated U.S. treasury bonds that were held at December 31, 2025.
Liability for incurred claims of insurance contracts, net of reinsurance
There were no significant changes to the company's exposure to interest rate risk on its liability for incurred claims, net of reinsurance, excluding the company’s life insurance operations (as a provision for life policy benefits is principally included within the LRC), at September 30, 2026 compared to December 31, 2025.
Generally, an increase (a decrease) in interest rates will result in a decrease (an increase) to the carrying values of both the company’s fixed income portfolio and liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company's net earnings is typically partially mitigated.

Market Price Fluctuations
The company has exposure to equity price risk through its equity and equity-related holdings as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings on the company's financial position at September 30, 2026 and December 31, 2025 and results of operations for the three and nine months ended September 30, 2026 and 2025:

	September 30, 2026		December 31, 2025		Pre-tax earnings (loss)
	Exposure/Notional amount(1)	Carrying value(1)	Exposure/Notional amount(1)	Carrying value(1)	Third quarter		First nine months
					2026	2025	2026	2025
Long equity exposures:
Common stocks	10,119.8	10,119.8	9,371.1	9,371.1	256.0	547.8	740.7	977.8
Bonds and preferred stocks – convertible(2)	39.5	39.5	417.1	417.1	(2.2)	23.7	(79.4)	113.7
Investments in associates(2)(3)(4)(5)(6)	14,503.2	8,831.0	13,154.4	9,138.2	49.4	12.4	877.5	235.6
Equity derivatives(7)(8)	2,664.5	889.8	3,657.6	2,088.8	(126.3)	(41.5)	(699.9)	786.6
Other	—	—	—	—	—	(17.8)	—	(9.2)
Long equity exposures and financial effects	27,327.0	19,880.1	26,600.2	21,015.2	176.9	524.6	838.9	2,104.5

(1)    Excludes equity and equity-related holdings of the Eurolife Life Operations totaling $210.9 at September 30, 2026 (December 31, 2025 - $200.7) that were classified as held for sale on the consolidated balance sheet. See note 13.
(2)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(3)    Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
(4)    During the first nine months of 2026 the company sold 22.8 million shares of Eurobank for cash consideration of $113.8 (€99.1) and recorded a net realized gain of $56.3. During the first nine months of 2025 the company sold 96.9 million shares of Eurobank for cash consideration of $248.5 (€232.9) and recorded a net realized gain of $58.5.
(5)    On May 29, 2026 the company sold 23.1% of its 45.3% equity interest in Poseidon for cash consideration of $1,907.1 and recorded a net realized gain of $838.4. See note 6.
(6)    On March 28, 2025 the company sold its investment in Sigma for total consideration of $327.1 and recorded a net realized gain of $178.7.
(7)    Includes long equity total return swaps, equity warrants, options and equity forwards. Equity exposure for equity warrants and options is the carrying value of the derivatives and for long equity total return swaps and equity forwards it is the notional amount. Pre-tax earnings include net losses of $107.8 and $540.6 during the third quarter and first nine months of 2026 (2025 - net losses of $60.6 and net gains of $584.5) recognized on the company's investment in long equity total return swaps on Fairfax subordinate voting shares.
(8)    During the first nine months of 2026 the company closed out derivative contracts on 418,795 Fairfax subordinate voting shares with an original notional amount of $132.0 (Cdn$171.7) and received cash of $516.6 from derivative counterparties upon settlement. See note 7.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $47,056.2 at September 30, 2026 compared to $44,517.0 at December 31, 2025.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025

Holding company cash and investments (net of derivative obligations)	1,924.5	2,716.9	1,924.5	2,716.9

Borrowings – holding company(1)	9,754.5	8,848.1	9,754.5	8,848.1
Borrowings – insurance and reinsurance companies(1)	1,661.9	1,607.6	1,661.9	1,607.6
Borrowings – non-insurance companies(1)	3,643.7	3,187.2	—	—
Total debt	15,060.1	13,642.9	11,416.4	10,455.7

Net debt	13,135.6	10,926.0	9,491.9	7,738.8

Common shareholders’ equity	26,911.8	26,282.6	26,911.8	26,282.6
Preferred stock	231.7	231.7	231.7	231.7
Non-controlling interests	4,852.6	4,359.8	3,275.7	3,005.4
Total equity	31,996.1	30,874.1	30,419.2	29,519.7

Net debt/total equity	41.1%	35.4%	31.2%	26.2%
Net debt/net total capital	29.1%	26.1%	23.8%	20.8%
Total debt/total capital	32.0%	30.6%	27.3%	26.2%
Interest coverage(2)	8.4x	9.6x	10.5x	12.6x
Interest and preferred share dividend distribution coverage(2)	8.3x	9.2x	10.3x	11.8x
(1)    At September 30, 2026 the fair value of borrowings - holding company and insurance and reinsurance companies was $10,995.8 (December 31, 2025 - $10,679.0) and the fair value of borrowings - non-insurance companies was $3,645.7 (December 31, 2025 - $3,203.2).
(2)    Coverage ratios are for the nine months ended September 30, 2026 and year ended December 31, 2025.

16.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. During the third quarter of 2026 the company commenced consolidating Sleep Number, through Sleep Country, and Andrew Peller in the Non-insurance companies reporting segment as described in note 13. There were no other significant changes to the identifiable assets and liabilities by reporting segment at September 30, 2026 compared to December 31, 2025.

An analysis of insurance revenue and operating income by reporting segment for the three and nine months ended September 30 is presented below:
Quarter ended September 30, 2026

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	2,569.7	4,319.2	1,930.4	8,819.3	71.5	—	8,890.8
Intercompany insurance revenue	(23.7)	(34.4)	(64.9)	(123.0)	—	—	(123.0)
Insurance revenue	2,546.0	4,284.8	1,865.5	8,696.3	71.5	—	8,767.8

Insurance service result	313.7	793.8	176.7	1,284.2	22.8	—	1,307.0
Other insurance operating expenses	(80.6)	(131.6)	(67.9)	(280.1)	(27.8)	—	(307.9)
Interest and dividends(1)	137.1	358.1	92.4	587.6	25.3	(8.4)	604.5
Share of profit of associates	44.5	174.2	44.8	263.5	13.2	43.8	320.5
Non-insurance revenue	—	—	—	—	—	2,393.0	2,393.0
Non-insurance expenses	—	—	—	—	—	(2,174.8)	(2,174.8)
Operating income	414.7	1,194.5	246.0	1,855.2	33.5	253.6	2,142.3
Net finance income from insurance contracts and reinsurance contract assets held							335.8
Net losses on investments							(858.7)
Interest expense							(221.5)
Corporate overhead and other(2)							27.9
Earnings before income taxes							1,425.8
Provision for income taxes							(328.9)
Net earnings							1,096.9

Attributable to:
Shareholders of Fairfax							929.6
Non-controlling interests							167.3
							1,096.9

Quarter ended September 30, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	2,359.6	4,361.7	1,600.2	8,321.5	70.1	—	8,391.6
Intercompany insurance revenue	(19.6)	(47.2)	(58.1)	(124.9)	—	—	(124.9)
Insurance revenue	2,340.0	4,314.5	1,542.1	8,196.6	70.1	—	8,266.7

Insurance service result	286.6	772.7	190.1	1,249.4	(6.0)	—	1,243.4
Other insurance operating expenses	(79.1)	(108.8)	(80.9)	(268.8)	(31.7)	—	(300.5)
Interest and dividends(1)	137.8	360.0	88.5	586.3	27.9	(6.1)	608.1
Share of profit of associates	20.1	150.5	46.0	216.6	25.3	22.9	264.8
Non-insurance revenue	—	—	—	—	—	2,198.1	2,198.1
Non-insurance expenses	—	—	—	—	—	(2,003.5)	(2,003.5)
Operating income	365.4	1,174.4	243.7	1,783.5	15.5	211.4	2,010.4
Net finance expense from insurance contracts and reinsurance contract assets held							(615.8)
Net gains on investments							426.2
Interest expense							(213.1)
Corporate overhead and other(2)							(43.1)
Earnings before income taxes							1,564.6
Provision for income taxes							(318.9)
Net earnings							1,245.7

Attributable to:
Shareholders of Fairfax							1,151.7
Non-controlling interests							94.0
							1,245.7
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	Third quarter
	2026	2025
Corporate and other expenses as presented in the consolidated statements of earnings	94.0	130.7
Holding company interest and dividends	6.9	5.0
Holding company share of profit of associates	(57.5)	(40.2)
Investment management and administration fee income and other	(71.3)	(52.4)
Corporate overhead and other as presented in the tables above	(27.9)	43.1

Nine months ended September 30, 2026

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	7,274.0	12,390.4	5,240.4	24,904.8	224.0	—	25,128.8
Intercompany insurance revenue	(56.9)	(115.9)	(179.2)	(352.0)	—	—	(352.0)
Insurance revenue	7,217.1	12,274.5	5,061.2	24,552.8	224.0	—	24,776.8

Insurance service result	916.5	2,174.3	497.0	3,587.8	48.2	—	3,636.0
Other insurance operating expenses	(247.3)	(341.9)	(227.8)	(817.0)	(69.3)	—	(886.3)
Interest and dividends(1)	425.0	1,075.6	300.6	1,801.2	91.8	(22.1)	1,870.9
Share of profit of associates	86.6	381.6	60.4	528.6	30.4	110.0	669.0
Non-insurance revenue	—	—	—	—	—	6,142.7	6,142.7
Non-insurance expenses	—	—	—	—	—	(5,746.5)	(5,746.5)
Operating income	1,180.8	3,289.6	630.2	5,100.6	101.1	484.1	5,685.8
Net finance expense from insurance contracts and reinsurance contract assets held							(113.4)
Net losses on investments							(475.7)
Interest expense							(652.2)
Corporate overhead and other(2)							(16.1)
Earnings before income taxes							4,428.4
Provision for income taxes							(1,033.7)
Net earnings							3,394.7

Attributable to:
Shareholders of Fairfax							3,018.0
Non-controlling interests							376.7
							3,394.7

Nine months ended September 30, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	6,771.7	12,302.4	4,544.6	23,618.7	187.4	—	23,806.1
Intercompany insurance revenue	(45.1)	(123.0)	(153.4)	(321.5)	—	—	(321.5)
Insurance revenue	6,726.6	12,179.4	4,391.2	23,297.2	187.4	—	23,484.6

Insurance service result	786.7	1,628.1	453.9	2,868.7	(18.3)	—	2,850.4
Other insurance operating expenses	(238.0)	(323.5)	(219.0)	(780.5)	(82.1)	—	(862.6)
Interest and dividends(1)	409.2	1,003.8	269.2	1,682.2	89.2	(13.2)	1,758.2
Share of profit of associates	33.6	265.1	113.7	412.4	53.2	53.3	518.9
Non-insurance revenue	—	—	—	—	—	6,468.5	6,468.5
Non-insurance expenses	—	—	—	—	—	(6,212.3)	(6,212.3)
Operating income	991.5	2,573.5	617.8	4,182.8	42.0	296.3	4,521.1
Net finance expense from insurance contracts and reinsurance contract assets held							(1,518.9)
Net gains on investments							2,434.3
Interest expense							(610.9)
Corporate overhead and other(2)							(141.3)
Earnings before income taxes							4,684.3
Provision for income taxes							(883.7)
Net earnings							3,800.6

Attributable to:
Shareholders of Fairfax							3,534.1
Non-controlling interests							266.5
							3,800.6
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	First nine months
	2026	2025
Corporate and other expenses as presented in the consolidated statements of earnings	337.0	357.1
Holding company interest and dividends	2.4	(5.6)
Holding company share of profit of associates	(123.3)	(45.4)
Investment management and administration fee income and other	(200.0)	(164.8)
Corporate overhead and other as presented in the tables above	16.1	141.3

17.    Expenses
Expenses of the company's insurance and reinsurance companies and non-insurance companies for the three and nine months ended September 30 were comprised as follows:

	Three months ended September 30, 2026
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,655.1	3,655.1	—	3,655.1	—	3,655.1
Commissions	1,219.2	—	1,219.2	—	1,219.2	—	1,219.2
Cost of sales	—	—	—	—	—	1,267.2	1,267.2
Compensation expense	220.3	292.1	512.4	243.3	755.7	386.2	1,141.9
Administrative expense and other	207.9	160.1	368.0	158.6	526.6	521.4	1,048.0
Total	1,647.4	4,107.3	5,754.7	401.9	6,156.6	2,174.8	8,331.4

As presented in the consolidated statement of earnings:
Insurance service expenses	1,647.4	5,363.5	7,010.9	—	7,010.9	—	7,010.9
Recoveries of insurance service expenses	—	(1,256.2)	(1,256.2)	—	(1,256.2)	—	(1,256.2)
Other insurance operating expenses and Corporate and other expenses	—	—	—	401.9	401.9	—	401.9
Non-insurance expenses	—	—	—	—	—	2,174.8	2,174.8
Total	1,647.4	4,107.3	5,754.7	401.9	6,156.6	2,174.8	8,331.4

	Three months ended September 30, 2025
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,597.9	3,597.9	—	3,597.9	—	3,597.9
Commissions	1,168.5	—	1,168.5	—	1,168.5	—	1,168.5
Cost of sales	—	—	—	—	—	1,277.8	1,277.8
Compensation expense	205.4	277.5	482.9	227.8	710.7	348.5	1,059.2
Administrative expense and other	178.2	148.0	326.2	203.4	529.6	377.2	906.8
Total	1,552.1	4,023.4	5,575.5	431.2	6,006.7	2,003.5	8,010.2

As presented in the consolidated statement of earnings:
Insurance service expenses	1,552.1	4,900.0	6,452.1	—	6,452.1	—	6,452.1
Recoveries of insurance service expenses	—	(876.6)	(876.6)	—	(876.6)	—	(876.6)
Other insurance operating expenses and Corporate and other expenses	—	—	—	431.2	431.2	—	431.2
Non-insurance expenses	—	—	—	—	—	2,003.5	2,003.5
Total	1,552.1	4,023.4	5,575.5	431.2	6,006.7	2,003.5	8,010.2
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting losses and ceded losses on claims recorded in the period, changes in loss components and changes in risk adjustment.

	Nine months ended September 30, 2026
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	10,605.4	10,605.4	—	10,605.4	—	10,605.4
Commissions	3,501.7	—	3,501.7	—	3,501.7	—	3,501.7
Cost of sales	—	—	—	—	—	3,389.3	3,389.3
Compensation expense	630.7	884.0	1,514.7	719.1	2,233.8	1,104.5	3,338.3
Administrative expense and other	571.1	412.4	983.5	504.2	1,487.7	1,252.7	2,740.4
Total	4,703.5	11,901.8	16,605.3	1,223.3	17,828.6	5,746.5	23,575.1

As presented in the consolidated statement of earnings:
Insurance service expenses	4,703.5	15,395.5	20,099.0	—	20,099.0	—	20,099.0
Recoveries of insurance service expenses	—	(3,493.7)	(3,493.7)	—	(3,493.7)	—	(3,493.7)
Other insurance operating expenses and Corporate and other expenses	—	—	—	1,223.3	1,223.3	—	1,223.3
Non-insurance expenses	—	—	—	—	—	5,746.5	5,746.5
Total	4,703.5	11,901.8	16,605.3	1,223.3	17,828.6	5,746.5	23,575.1

	Nine months ended September 30, 2025
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	10,839.0	10,839.0	—	10,839.0	—	10,839.0
Commissions	3,346.5	—	3,346.5	—	3,346.5	—	3,346.5
Cost of sales	—	—	—	—	—	3,935.2	3,935.2
Compensation expense	601.3	834.1	1,435.4	690.0	2,125.4	1,027.3	3,152.7
Administrative expense and other	489.2	413.1	902.3	529.7	1,432.0	1,249.8	2,681.8
Total	4,437.0	12,086.2	16,523.2	1,219.7	17,742.9	6,212.3	23,955.2

As presented in the consolidated statement of earnings:
Insurance service expenses	4,437.0	14,937.3	19,374.3	—	19,374.3	—	19,374.3
Recoveries of insurance service expenses	—	(2,851.1)	(2,851.1)	—	(2,851.1)	—	(2,851.1)
Other insurance operating expenses and Corporate and other expenses	—	—	—	1,219.7	1,219.7	—	1,219.7
Non-insurance expenses	—	—	—	—	—	6,212.3	6,212.3
Total	4,437.0	12,086.2	16,523.2	1,219.7	17,742.9	6,212.3	23,955.2
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting losses and ceded losses on claims recorded in the period, changes in loss components and changes in risk adjustment.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of November 3, 2026)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2026, and the notes to the MD&A in the company's 2025 Annual Report.

(2)In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

(4)Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company's measures and ratios, which include:
Supplementary Financial Measures – Net insurance revenue, net insurance service expenses, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $15.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance reporting segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.
Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios, including the combined ratio, undiscounted, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance for the third quarter and first nine months of 2026
Net earnings attributable to shareholders of Fairfax

Property and Casualty Insurance and Reinsurance Operations
Highlights for the third quarter and first nine months of 2026, with comparisons to the third quarter and first nine months of 2025 except as otherwise noted, included the following:
•The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment and other, the latter two of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts. The company remains focused on disciplined underwriting, which is particularly important when markets are softening.

	Third quarter
	2026				2025
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	313.7	793.8	176.7	1,284.2	286.6	772.7	190.1	1,249.4
Other insurance operating expenses	(80.6)	(131.6)	(67.9)	(280.1)	(79.1)	(108.8)	(80.9)	(268.8)
Discounting of losses and ceded losses on claims recorded in the period	(128.1)	(366.2)	(48.8)	(543.1)	(88.5)	(292.6)	(48.3)	(429.4)
Changes in the risk adjustment and other(1)	(6.1)	47.5	21.5	62.9	13.8	(44.9)	20.2	(10.9)
Underwriting profit	98.9	343.5	81.5	523.9	132.8	326.4	81.1	540.3
Interest and dividends	137.1	358.1	92.4	587.6	137.8	360.0	88.5	586.3
Share of profit of associates	44.5	174.2	44.8	263.5	20.1	150.5	46.0	216.6
Adjusted operating income	280.5	875.8	218.7	1,375.0	290.7	836.9	215.6	1,343.2

Combined ratios, discounted(2)	85.3%	78.1%	85.8%	81.7%	85.7%	78.9%	82.7%	81.5%
Combined ratios, undiscounted(3)	95.1%	90.9%	93.1%	92.5%	93.0%	91.3%	92.4%	92.0%
Adjusted operating income interest coverage(4)(5)				9.4x				9.8x
Adjusted operating income interest and preferred share dividend distribution coverage(4)(6)				9.2x				9.3x

	First nine months
	2026				2025
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	916.5	2,174.3	497.0	3,587.8	786.7	1,628.1	453.9	2,868.7
Other insurance operating expenses	(247.3)	(341.9)	(227.8)	(817.0)	(238.0)	(323.5)	(219.0)	(780.5)
Discounting of losses and ceded losses on claims recorded in the period	(365.6)	(993.3)	(133.4)	(1,492.3)	(293.7)	(848.6)	(109.4)	(1,251.7)
Changes in the risk adjustment and other(1)	(13.5)	52.8	46.3	85.6	44.8	149.8	33.0	227.6
Underwriting profit	290.1	891.9	182.1	1,364.1	299.8	605.8	158.5	1,064.1
Interest and dividends	425.0	1,075.6	300.6	1,801.2	409.2	1,003.8	269.2	1,682.2
Share of profit of associates	86.6	381.6	60.4	528.6	33.6	265.1	113.7	412.4
Adjusted operating income	801.7	2,349.1	543.1	3,693.9	742.6	1,874.7	541.4	3,158.7

Combined ratios, discounted(2)	85.0%	79.1%	85.9%	82.1%	86.4%	84.3%	85.3%	85.1%
Combined ratios, undiscounted(3)	95.0%	91.8%	94.7%	93.2%	94.6%	94.4%	94.8%	94.5%
Adjusted operating income interest coverage(4)(5)				8.4x				8.2x
Adjusted operating income interest and preferred share dividend distribution coverage(4)(6)				8.2x				7.7x
(1)    Other primarily reflects differences in reserving methodology and other underwriting-related adjustments in the Global Insurers and Reinsurers reporting segment included within underwriting profit.
(2)    A performance measure of underwriting results under IFRS 17, calculated as net insurance service expenses expressed as a percentage of net insurance revenue.
(3)    A traditional performance measure of underwriting results within the property and casualty industry.
(4)    Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.
(5)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.
(6)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Insurance service result
•The insurance service result of the property and casualty insurance and reinsurance operations increased to $1,284.2 in the third quarter of 2026 from $1,249.4 in the third quarter of 2025, primarily reflecting increases in the North American Insurers and Global Insurers and Reinsurers reporting segments, partially offset by a decrease in the International Insurers and Reinsurers reporting segment.
•The insurance service result of the property and casualty insurance and reinsurance operations increased to $3,587.8 in the first nine months of 2026 from $2,868.7 in the first nine months of 2025, primarily reflecting increases in the Global Insurers and Reinsurers and North American Insurers reporting segments and, to a lesser extent, the International Insurers and Reinsurers reporting segment.
•During the first nine months of 2026 the Global Insurers and Reinsurers reporting segment primarily reflected significantly lower current period catastrophe losses of $358.7 or 3.3 combined ratio points on an undiscounted basis compared with $1,004.2 or 9.4 combined ratio points in the first nine months of 2025, which included $700.7 of losses from the California wildfires, and increased releases of risk adjustment on prior year claims, primarily at Odyssey Group and Allied World. The increase was partially offset by $107.6 of undiscounted losses arising from the Middle East conflict, representing substantially all of the company’s aggregate undiscounted losses of $109.3 from the conflict, and increased insurance acquisition expenses across the reporting segment.
•During the first nine months of 2026 the increase in the insurance service result of the North American Insurers reporting segment primarily reflected increases at Crum & Forster, driven by continued growth in net insurance revenue, an increased benefit from discounting losses on claims due to higher interest rates and decreased current period catastrophe losses, and at Zenith National, reflecting growth in net insurance revenue. These increases were partially offset by increased non-catastrophe losses in the accident and health and commercial automobile lines of business at Crum & Forster and increased frequency and severity in the workers’ compensation business at Zenith National. The insurance service result in the first nine months of 2026 also reflected a decrease at Northbridge, primarily reflecting increased current period catastrophe losses, partially offset by improved non-catastrophe loss experience in personal property and automobile, and commercial liability lines of business.

Underwriting performance
•Adjusted operating income of the property and casualty insurance and reinsurance operations (as presented in the table above) increased by 2.4% to $1,375.0 in the third quarter of 2026 from $1,343.2 in the third quarter of 2025, primarily reflecting a higher share of profit of associates and a modest increase in interest and dividends, partially offset by slightly lower underwriting profit.
•Adjusted operating income of the property and casualty insurance and reinsurance operations (as presented in the table above) increased by 16.9% to $3,693.9 in the first nine months of 2026 from $3,158.7 in the first nine months of 2025, reflecting higher underwriting profit, interest and dividends and share of profit of associates.
•The company's property and casualty insurance and reinsurance operations achieved strong underwriting results in the third quarter and first nine months of 2026, with underwriting profit of $523.9 and $1,364.1 and undiscounted combined ratios of 92.5% and 93.2%, compared to underwriting profit of $540.3 and $1,064.1 and undiscounted combined ratios of 92.0% and 94.5% in the third quarter and first nine months of 2025. The modest decrease in underwriting profit in the third quarter of 2026 primarily reflected lower underwriting performance in the North American Insurers reporting segment, principally at Northbridge, partially offset by improved underwriting performance in the Global Insurers and Reinsurers reporting segment. Underwriting profit in the third quarter of 2026 included $35.7 of losses arising from the Middle East conflict across the company, $34.6 of which were incurred in the Global Insurers and Reinsurers reporting segment.
•The increase in underwriting profit in the first nine months of 2026 primarily reflected strong underwriting performance in the Global Insurers and Reinsurers reporting segment, principally due to significantly lower current period catastrophe losses as the California wildfires affected the comparative period, and improved underwriting performance in the International Insurers and Reinsurers reporting segment. Underwriting profit in the first nine months of 2026 included $109.3 of losses arising from the Middle East conflict across the company, of which $107.6 was incurred in the Global Insurers and Reinsurers reporting segment. Underwriting results continue to reflect net favourable prior year reserve development, which provided a benefit of $155.5 and $394.2 or 2.2 and 2.0 combined ratio points in the third quarter and first nine months of 2026 (2025 - $111.2 and $493.5 or 1.6 and 2.5 combined ratio points). The underwriting performance by reporting segment was as follows:

	Third quarter
	2026				2025
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit (loss)
North American Insurers
Northbridge	605.7	495.2	94.5%	28.9	612.9	519.0	86.9%	72.8
Crum & Forster	1,757.7	1,348.9	94.8%	65.8	1,649.5	1,311.0	94.8%	59.4
Zenith National	193.5	203.8	98.2%	4.2	170.8	180.0	99.7%	0.6
	2,556.9	2,047.9	95.1%	98.9	2,433.2	2,010.0	93.0%	132.8
Global Insurers and Reinsurers
Allied World	1,802.0	1,168.7	88.2%	150.6	1,700.9	1,104.1	88.9%	143.9
Odyssey Group	1,576.5	1,525.6	93.6%	97.6	1,592.6	1,535.2	91.2%	137.8
Brit	837.2	741.3	89.6%	77.0	720.2	641.3	92.1%	55.1
Ki	248.4	239.5	91.7%	18.3	225.9	218.6	105.4%	(10.4)
	4,464.1	3,675.1	90.9%	343.5	4,239.6	3,499.2	91.3%	326.4
International Insurers and Reinsurers	1,915.9	1,184.0	93.1%	81.5	1,507.0	1,046.3	92.4%	81.1
Property and casualty insurance and reinsurance	8,936.9	6,907.0	92.5%	523.9	8,179.8	6,555.5	92.0%	540.3

	First nine months
	2026				2025
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit (loss)
North American Insurers
Northbridge	1,784.7	1,552.7	92.5%	116.6	1,810.6	1,589.5	90.2%	155.1
Crum & Forster	4,676.2	3,535.9	95.3%	172.3	4,528.5	3,538.9	95.2%	161.2
Zenith National	663.6	693.9	99.8%	1.2	598.4	625.0	102.9%	(16.5)
	7,124.5	5,782.5	95.0%	290.1	6,937.5	5,753.4	94.6%	299.8
Global Insurers and Reinsurers
Allied World	6,114.3	4,304.5	90.6%	352.2	5,929.1	4,241.2	91.9%	310.7
Odyssey Group	4,902.5	4,621.9	92.8%	318.6	4,882.7	4,633.3	96.1%	177.4
Brit	2,595.1	2,164.9	92.2%	155.2	2,403.6	1,964.6	93.9%	112.6
Ki	740.4	653.1	89.5%	65.9	659.5	599.8	99.1%	5.1
	14,352.3	11,744.4	91.8%	891.9	13,874.9	11,438.9	94.4%	605.8
International Insurers and Reinsurers	5,647.4	3,782.2	94.7%	182.1	4,842.0	3,307.9	94.8%	158.5
Property and casualty insurance and reinsurance	27,124.2	21,309.1	93.2%	1,364.1	25,654.4	20,500.2	94.5%	1,064.1
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 5.4% and 3.9% to $6,907.0 and $21,309.1 in the third quarter and first nine months of 2026 from $6,555.5 and $20,500.2 in the third quarter and first nine months of 2025, and gross premiums written increased by 9.3% in the third quarter and 5.7% in the first nine months of 2026. The increases in net premiums written in the third quarter of 2026 primarily reflected increased business volumes in the Global Insurers and Reinsurers reporting segment, principally at Brit and Allied World, and growth across the International Insurers and Reinsurers reporting segment, primarily at Fairfax Asia, Gulf Insurance and Fairfax Latin America. The increase in gross premiums written principally reflected increased business volumes in the International Insurers and Reinsurers reporting segment, primarily reflecting increases across most of the operating companies within the operating segment, particularly at Gulf Insurance who entered a fully ceded, large marine war insurance contract during the third quarter. The increases in net premiums written and gross premiums written in the first nine months of 2026 primarily reflected growth in the International Insurers and Reinsurers reporting segment, principally at Fairfax Asia, Gulf Insurance and Fairfax Latin America, and growth in the Global Insurers and Reinsurers reporting segment, principally at Brit and Allied World.
•The conflict in the Middle East has continued to evolve since the escalation that began on February 28, 2026, when the United States and Israel commenced joint military operations in Iran, contributing to heightened geopolitical risk and increased volatility in global financial markets. The company has operations across the Gulf region primarily through Gulf Insurance, where certain markets and lines of business have been affected by the conflict; however, Gulf Insurance’s diversified geographic footprint and product mix, including its significant health and motor portfolios, have helped mitigate the impact to date. Gulf Insurance did not experience material net underwriting losses from the conflict in the third quarter and first nine months of 2026, although potential future exposure remains principally within marine, political risk and other specialty lines. Coverage for war-related events are generally excluded under standard policy terms or, where coverage is provided, it is substantially ceded to reinsurers, limiting the company’s net exposure to loss.
Effects of discounting and risk adjustment recognized in the consolidated statement of earnings
•The total effects of discounting and risk adjustment recognized in the consolidated statement of earnings were comprised as follows:

	Third quarter		First nine months
	2026	2025	2026	2025
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance income (expense) from insurance contracts	399.7	(809.8)	(191.6)	(2,021.9)
Net finance income (expense) from reinsurance contract assets held	(63.9)	194.0	78.2	503.0
Net finance income (expense) from insurance contracts and reinsurance contract assets held	335.8	(615.8)	(113.4)	(1,518.9)
Effects of discounting for future periods and risk adjustment recognized in insurance service result:
Discounting of losses and ceded losses on claims recorded in the period	540.5	425.7	1,483.2	1,245.6
Changes in the risk adjustment	(7.2)	(76.9)	(33.1)	(203.2)
Effects included in insurance service result	533.3	348.8	1,450.1	1,042.4
Total pre-tax net benefit (cost) in the consolidated statement of earnings	869.1	(267.0)	1,336.7	(476.5)

•Generally, an increase (a decrease) in interest rates will result in a decrease (an increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company's net earnings is typically partially mitigated.
•The table that follows presents the company’s total pre-tax net benefit (loss) recognized in the consolidated statement of earnings from discounting losses and ceded losses, interest accretion and changes in the risk adjustment on insurance contracts and reinsurance contract assets held, together with the effects of changes in interest rates and other financial assumptions on insurance contracts and reinsurance contract assets held and on the company’s bond investments for the three and nine months ended September 30, 2026 and 2025, set out in a format the company believes assists in understanding the company's net exposure to interest rate risk.

	Third quarter		First nine months
	2026	2025	2026	2025
Discounting of losses and ceded losses on claims recorded in the period, and changes in the risk adjustment (recognized in insurance service result)	533.3	348.8	1,450.1	1,042.4
Interest accreted to insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(343.5)	(352.4)	(991.5)	(1,032.8)
	189.8	(3.6)	458.6	9.6

Effect of changes in interest rates on total bonds (recognized in net gains (losses) on investments)	(827.7)	(44.3)	(1,313.7)	418.9
Effect of changes in interest rates and other financial assumptions on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	679.3	(263.4)	878.1	(486.1)
Net loss from changes in interest rates and other financial assumptions in the consolidated statement of earnings	(148.4)	(307.7)	(435.6)	(67.2)
Total pre-tax net benefit (loss) in the consolidated statement of earnings	41.4	(311.3)	23.0	(57.6)
•A net loss of $148.4 in the third quarter of 2026 from the effects of increases in interest rates and other financial assumptions was comprised of net losses recorded on the company’s bond portfolio of $827.7, partially offset by a net benefit on insurance contracts and reinsurance contract assets held of $679.3. A net loss of $307.7 in the third quarter of 2025 from the effects of changes in interest rates and other financial assumptions comprised a net loss on insurance contracts and reinsurance contract assets held of $263.4 and net losses on bonds of $44.3. The net losses on bonds in the third quarter of 2026 reflected an increase in interest rates, while the net benefit on insurance contracts and reinsurance contract assets held reflected higher interest rates and other financial assumptions consistent with the characteristics and duration of expected cash flows.
•A net loss of $435.6 in the first nine months of 2026 from the effects of increases in interest rates and other financial assumptions was comprised of net losses recorded on the company’s bond portfolio of $1,313.7, partially offset by a net benefit on insurance contracts and reinsurance contract assets held of $878.1. A net loss of $67.2 in the first nine months of 2025 from the effects of decreases in interest rates and other financial assumptions comprised a net loss on insurance contracts and reinsurance contract assets held of $486.1, partially offset by net gains recorded on the company’s bond portfolio of $418.9.
•Refer to note 8 (Insurance Contract Liabilities) to the interim consolidated financial statements for the three and nine months ended September 30, 2026 for details of the discount rates applied to losses and ceded losses on claims recorded in the period.
Investment Performance
Interest and dividends
•Consolidated interest and dividends of $668.7 and $2,068.0 in the third quarter and first nine months of 2026 increased from $655.4 and $1,928.2 in the third quarter and first nine months of 2025, with higher interest income earned principally due to net purchases of U.S. treasury bonds, other government bonds and first mortgage loans during 2025 and the first nine months of 2026, and higher dividend income earned from common stocks.
•At September 30, 2026 the company's insurance and reinsurance companies held portfolio investments of $73.3 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $8.5 billion was in cash and short term investments and $38.2 billion was in government and high quality corporate bonds, representing 11.5% and 52.1% of those portfolio investments.
•The company's fixed income portfolio remained conservatively positioned with 77% of the fixed income portfolio invested in U.S. treasuries and other government bonds and 12% in high quality corporate bonds, primarily short-dated, with an average term to maturity on the bond portfolio of 3.1 years.

Share of profit of associates
•Consolidated share of profit of associates of $378.0 in the third quarter of 2026 principally reflected share of profit of $157.5 from Eurobank, $53.3 from Waterous Energy Fund III, a limited partnership investment that recorded unrealized mark-to-market gains on a publicly traded common stock holding, $34.9 from the company's reduced share of Poseidon and $34.5 from EXCO. Consolidated share of profit of associates of $792.3 in the first nine months of 2026 principally reflected share of profit of $394.5 from Eurobank, $144.2 from Poseidon, $124.3 from Waterous Energy Fund III and $63.4 from EXCO, partially offset by a non-cash impairment charge related to Other non-insurance associates of $91.7.
•On June 16, 2026 all of the outstanding common shares of Kennedy Wilson not already owned by the company and certain senior executives of Kennedy Wilson (the “Consortium”) were acquired by Kona Bidco, a newly formed holding company established by the Consortium. The company has significant influence over Kona Bidco and commenced applying the equity method of accounting to its indirect equity interest in Kennedy Wilson. See note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2026.
Net gains (losses) on investments
•Net losses on investments of $858.7 and $475.7 in the third quarter and first nine months of 2026 consisted of the following:

	Third quarter			First nine months
	2026			2026
	Net realized gains (losses)	Net change in unrealized losses	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized losses	Net gains (losses) on investments
Equity exposures	349.1	(172.2)	176.9	1,561.5	(722.6)	838.9
Bonds	(162.9)	(664.8)	(827.7)	(118.2)	(1,195.5)	(1,313.7)
Other	48.7	(256.6)	(207.9)	117.9	(118.8)	(0.9)
	234.9	(1,093.6)	(858.7)	1,561.2	(2,036.9)	(475.7)

•Net gains on equity exposures of $176.9 and $838.9 in the third quarter and first nine months of 2026 were primarily comprised of net gains of $256.0 and $740.7 on common stocks, partially offset by net losses of $107.8 and $540.6 on long equity total return swaps on Fairfax subordinate voting shares. Net gains during the first nine months of 2026 also included a net realized gain of $838.4 on the partial disposition of the company's equity accounted investment in Poseidon and realized gains of $516.6 from cash-settlement on closing contracts during the first nine months on 418,795 Fairfax subordinate voting shares with an original notional amount of $132.0 (Cdn$171.7), partially offset by net losses of $129.7 on convertible bonds and equity warrants.
•Net losses on bonds of $827.7 and $1,313.7 in the third quarter and first nine months of 2026 were principally comprised of net losses on U.S. treasuries of $532.7 and $892.7, corporate and other bonds of $136.9 and $188.7 and other government bonds of $119.1 and $188.2, primarily reflecting changes in interest rates.
•Net losses on other of $207.9 in the third quarter of 2026 principally reflected net losses on preferred stocks of $257.9, primarily related to unrealized losses on the company’s investment in compulsory convertible preferred shares of Digit.
Non-insurance companies
•Non-insurance companies reported operating income of $253.6 in the third quarter of 2026, primarily reflecting operating income from the Other operating segment of $122.3, principally from Peak Achievement and the acquisition of Andrew Peller on August 14, 2026, and from the Restaurants and retail operating segment of $78.7, principally from Sleep Country and Recipe.
•Non-insurance companies reported operating income of $484.1 in the first nine months of 2026, primarily reflecting operating income from the Other operating segment of $198.6, principally from Peak Achievement, and from the Restaurants and retail operating segment of $150.1, principally from Recipe and Sleep Country.
Financial Condition
•Maintaining an emphasis on financial soundness, at September 30, 2026 the holding company held $1,935.3 of cash and investments (December 31, 2025 - $2,724.9), had an additional $2.4 billion, at fair value, of investments in associates and market traded consolidated non-insurance companies and its $2.0 billion unsecured revolving credit facility was undrawn.
•At September 30, 2026 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $5,105.0 compared to $3,139.6 at December 31, 2025, with the increased excess principally related to the company's investment in publicly traded Eurobank and Poseidon. The pre-tax excess of $5,105.0 is not reflected in the company’s book value per share, but is regularly reviewed by management as an indicator of investment performance. Refer to the Financial Condition section of this MD&A, under the heading "Book Value Per Basic Share", for details.

•The company's consolidated total debt to total capital ratio, excluding non-insurance companies, increased to 27.3% at September 30, 2026 from 26.2% at December 31, 2025, primarily reflecting increased total debt (principally issuances, partially offset by redemptions, of unsecured senior notes, as described in note 11 (Borrowings) to the interim consolidated financial statements for the three and nine months ended September 30, 2026), partially offset by increased common shareholders' equity (described below).
•Common shareholders’ equity increased by $629.2 to $26,911.8 at September 30, 2026 from $26,282.6 at December 31, 2025, primarily reflecting:
◦net earnings attributable to shareholders of Fairfax of $3,018.0; partially offset by
◦purchases of 1,086,435 subordinate voting shares for cancellation for cash consideration of $1,771.8, or $1,630.87 per share;
◦payments of common share dividends of $329.1; and
◦other comprehensive loss of $337.9, or approximately $17 per common share, primarily related to unrealized foreign currency translation losses net of hedges due to the strengthening of the U.S. dollar against various currencies. The company views these unrealized foreign currency movements as market fluctuations similar to unrealized gains or losses on its equity and fixed income portfolios.
•Book value per basic share was $1,349.15 at September 30, 2026 compared to $1,260.19 at December 31, 2025, representing an increase per basic share in the first nine months of 2026 of 7.1% (an increase of 8.4% adjusted to include the $15.00 per common share dividend paid in the first quarter of 2026). At September 30, 2026 there were 19,947,166 common shares effectively outstanding.
Business Developments
•Subsequent to September 30, 2026:
◦As of October 27, 2026 the company completed the sale of its 80.0% equity interest in the life insurance operations of Eurolife (the "Eurolife Life Operations") to Eurobank for consideration of approximately $906 (€813) and deconsolidated the assets and liabilities of the Eurolife Life Operations, resulting in a pre-tax gain of approximately $200. The pre-tax gain includes the impact of certain derivative agreements with Eurobank related to the returns on a portion of the investment portfolio of the Eurolife Life Operations. During the period from announcement of the proposed sale of the Eurolife Life Operations in October 2025 to closing, the company consolidated net earnings of approximately $113 (€97) of the Eurolife Life Operations. At September 30, 2026 the company had classified assets of $3.5 billion and liabilities of $3.6 billion related to the Eurolife Life Operations as held for sale on its consolidated balance sheet.
◦On October 14, 2026 the company was selected by the Government of India as the “Strategic Buyer” for a 60.72% equity interest in IDBI Bank Limited (“IDBI Bank”) pursuant to the Government of India’s proposed strategic disinvestment of IDBI Bank. The company proposes to acquire the equity interest in IDBI Bank for approximately $5.6 billion (approximately 528.8 billion Indian rupees), with the purchase price satisfied through a proposed combination of available cash, existing credit sources, potential asset sales and potential investment contributions. Binding definitive agreements in connection with the purchase of the equity stake in IDBI Bank and the proposed investment contributions have not yet been entered into by any of Fairfax, IDBI Bank, the Government of India, or any other party.
◦On October 9, 2026 Recipe entered into a share purchase agreement to acquire 100% of Evergood Single Member S.A. ("Evergood"), the food service business of Greece-based Vivartia Holding S.M.S.A, for estimated gross consideration, to be funded by Recipe, of approximately $350 (€313), which includes the assumption of borrowings of approximately $113 (€101). Closing is subject to regulatory approval and customary conditions and is expected to be in late 2026 or early 2027.
◦On October 7, 2026 the company entered into agreements to partner with Wittington Investments, Limited ("Wittington"), to acquire from The Boots Group the Boots retail operations in the UK and Ireland, the Boots Opticians business, the No7 Beauty Company, and Boots’ Thailand and franchised businesses (collectively, “Boots”) for a total purchase price of approximately $8.9 billion, inclusive of assumed debt. The company has committed to provide up to approximately $2.3 billion of the purchase price. Following closing of the transaction, the company expects to own 50% of the equity of Boots and Wittington will have operational control. Closing of the transaction is subject to customary conditions and is expected to be in the first quarter of 2027.
•Refer to note 6 (Investments in Associates) and note 13 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2026 for details of the above transactions.

Sources of Income
Income as presented in the interim consolidated financial statements for the third quarter and first nine months of 2026 and 2025 was comprised as follows:

	Third quarter		First nine months
	2026	2025	2026	2025
Insurance revenue:
North American Insurers	2,546.0	2,340.0	7,217.1	6,726.6
Global Insurers and Reinsurers	4,284.8	4,314.5	12,274.5	12,179.4
International Insurers and Reinsurers	1,865.5	1,542.1	5,061.2	4,391.2
Property and Casualty Insurance and Reinsurance	8,696.3	8,196.6	24,552.8	23,297.2
Life insurance and Run-off	71.5	70.1	224.0	187.4
Consolidated insurance revenue	8,767.8	8,266.7	24,776.8	23,484.6
Interest and dividends	668.7	655.4	2,068.0	1,928.2
Share of profit of associates	378.0	305.0	792.3	564.3
Net gains (losses) on investments	(858.7)	426.2	(475.7)	2,434.3
Non-insurance revenue	2,393.0	2,198.1	6,142.7	6,468.5
Total income	11,348.8	11,851.4	33,304.1	34,879.9
Income of $11,348.8 in the third quarter of 2026 decreased from $11,851.4 in the third quarter of 2025, principally reflecting net losses on investments compared to net gains on investments in the comparative period, partially offset by growth in both insurance revenue and non-insurance revenue, and higher share of profit of associates and interest and dividends.
Income of $33,304.1 in the first nine months of 2026 decreased from $34,879.9 in the first nine months of 2025, principally reflecting net losses on investments compared to net gains on investments in the comparative period and lower non-insurance revenue, partially offset by growth in insurance revenue and higher share of profit of associates and interest and dividends.
The increase in insurance revenue during the third quarter and first nine months of 2026 of $501.1 and $1,292.2 or 6.1% and 5.5% was primarily attributable to the International Insurers and Reinsurers reporting segment, principally at Gulf Insurance, reflecting a large marine war insurance contract entered into in the third quarter of 2026 where the risk was fully ceded to reinsurers and growth across several lines of business, Fairfax Latin America, principally at Southbridge Colombia, and Fairfax Asia, principally at Singapore Re, reflecting new business growth. The increase also reflected growth in the North American Insurers reporting segment, principally at Crum & Forster. Insurance revenue in the Global Insurers and Reinsurers reporting segment decreased in the third quarter of 2026, primarily driven by Odyssey Group, but increased modestly in the first nine months of 2026, principally at Brit and Ki, partially offset by decreases at Odyssey Group. Refer to the Components of Net Earnings section of this MD&A for details by reporting segment.
A detailed analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the third quarters and first nine months of 2026 and 2025 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.
An analysis of non-insurance revenue for the third quarters and first nine months of 2026 and 2025 is provided in the Underwriting and Operating Income section of this MD&A, under the heading "Non-insurance companies".

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three and nine months ended September 30, 2026 and 2025 using amounts presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2026, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the combined ratios, discounted and undiscounted, and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and the Non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Also excluded from operating income is net finance income (expense) from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money, including changes in interest rates and other financial assumptions.

	Third quarter		First nine months
	2026	2025	2026	2025
Combined ratios, discounted - Property and Casualty Insurance and Reinsurance
North American Insurers	85.3%	85.7%	85.0%	86.4%
Global Insurers and Reinsurers	78.1%	78.9%	79.1%	84.3%
International Insurers and Reinsurers	85.8%	82.7%	85.9%	85.3%
Consolidated	81.7%	81.5%	82.1%	85.1%

Combined ratios, undiscounted - Property and Casualty Insurance and Reinsurance
North American Insurers	95.1%	93.0%	95.0%	94.6%
Global Insurers and Reinsurers	90.9%	91.3%	91.8%	94.4%
International Insurers and Reinsurers	93.1%	92.4%	94.7%	94.8%
Consolidated	92.5%	92.0%	93.2%	94.5%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	313.7	286.6	916.5	786.7
Global Insurers and Reinsurers	793.8	772.7	2,174.3	1,628.1
International Insurers and Reinsurers	176.7	190.1	497.0	453.9
Insurance service result	1,284.2	1,249.4	3,587.8	2,868.7
Other insurance operating expenses	(280.1)	(268.8)	(817.0)	(780.5)
Interest and dividends	587.6	586.3	1,801.2	1,682.2
Share of profit of associates	263.5	216.6	528.6	412.4
Operating income - Property and Casualty Insurance and Reinsurance	1,855.2	1,783.5	5,100.6	4,182.8
Operating income - Life insurance and Run-off	33.5	15.5	101.1	42.0
Operating income - Non-insurance companies	253.6	211.4	484.1	296.3
Net finance income (expense) from insurance contracts and reinsurance contract assets held	335.8	(615.8)	(113.4)	(1,518.9)
Net gains (losses) on investments	(858.7)	426.2	(475.7)	2,434.3
Interest expense	(221.5)	(213.1)	(652.2)	(610.9)
Corporate overhead and other	27.9	(43.1)	(16.1)	(141.3)
Earnings before income taxes	1,425.8	1,564.6	4,428.4	4,684.3
Provision for income taxes	(328.9)	(318.9)	(1,033.7)	(883.7)
Net earnings	1,096.9	1,245.7	3,394.7	3,800.6

Attributable to:
Shareholders of Fairfax	929.6	1,151.7	3,018.0	3,534.1
Non-controlling interests	167.3	94.0	376.7	266.5
	1,096.9	1,245.7	3,394.7	3,800.6

The discussion that follows makes reference to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. For a reconciliation of insurance service result to underwriting profit for the property and casualty insurance and reinsurance operations, see the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Property and Casualty Insurance and Reinsurance Operations".

Insurance Service Result - Property and Casualty Insurance and Reinsurance
The increase in the insurance service result of the property and casualty insurance and reinsurance operations in the third quarter of 2026 of $34.8, or 2.8%, primarily reflected increases in the North American Insurers and Global Insurers and Reinsurers reporting segments, partially offset by a decrease in the International Insurers and Reinsurers reporting segment. The increase in the North American Insurers reporting segment primarily reflected a higher insurance service result at Crum & Forster, driven by continued growth in net insurance revenue, an increased benefit from discounting losses on claims due to higher interest rates and decreased current period catastrophe losses, partially offset by a decrease at Northbridge, primarily reflecting increased current period catastrophe losses. The increase in the Global Insurers and Reinsurers reporting segment primarily reflected increases at Allied World, due to improved current accident year loss experience, and Ki, reflecting improved attritional loss experience and lower catastrophe losses, partially offset by decreases at Brit and Odyssey Group. The decrease in the International Insurers and Reinsurers reporting segment primarily reflected decreased results at Gulf Insurance due to higher losses in its property line of business. The company’s insurance service result in the third quarter of 2026 included $35.7 of aggregate undiscounted losses from the Middle East conflict.
The increase in the insurance service result of the property and casualty insurance and reinsurance operations in the first nine months of 2026 of $719.1, or 25.1%, reflected increases across all reporting segments, led by the Global Insurers and Reinsurers reporting segment. The increase in the Global Insurers and Reinsurers reporting segment primarily reflected significantly lower current period catastrophe losses compared to the first nine months of 2025, which included the California wildfires, and increased releases of risk adjustment on prior year claims, partially offset by increased insurance acquisition expenses across the reporting segment. The increase in the North American Insurers reporting segment primarily reflected a higher insurance service result at Crum & Forster, driven by continued growth in net insurance revenue, an increased benefit from discounting losses on claims due to higher interest rates and decreased current period catastrophe losses, and at Zenith National, reflecting growth in net insurance revenue, partially offset by a decrease at Northbridge, primarily reflecting increased current period catastrophe losses. The increase in the International Insurers and Reinsurers reporting segment primarily reflected higher results at Fairfax Central and Eastern Europe, principally at Colonnade Insurance due to growth in insurance revenue and higher recoveries of insurance service expenses, Group Re, reflecting higher net insurance revenue from increased retention, and Gulf Insurance, reflecting increased net insurance revenue in its Egypt and Turkey operations from growth in its property and extended warranty lines of business. The insurance service result in the first nine months of 2026 included $109.3 of undiscounted losses arising from the Middle East conflict, of which $107.6 was incurred in the Global Insurers and Reinsurers reporting segment.
Underwriting Profit - Property and Casualty Insurance and Reinsurance
The company's property and casualty insurance and reinsurance operations produced underwriting profit of $523.9 and $1,364.1 (undiscounted combined ratios of 92.5% and 93.2%) in the third quarter and first nine months of 2026 compared to underwriting profit of $540.3 and $1,064.1 (undiscounted combined ratios of 92.0% and 94.5%) in the third quarter and first nine months of 2025.
The decrease in underwriting profit in the third quarter of 2026 of $16.4, or 3.0%, principally reflected lower underwriting profit in the North American Insurers reporting segment, primarily at Northbridge due to increased current period catastrophe losses, partially offset by improved underwriting performance at Crum & Forster and Zenith National. The decrease in underwriting profit in the third quarter of 2026 was partially offset by higher underwriting profit in the Global Insurers and Reinsurers reporting segment, primarily reflecting increases at Ki, Brit and Allied World, partially offset by lower underwriting profit at Odyssey Group. Underwriting profit in the International Insurers and Reinsurers reporting segment was comparable to the third quarter of 2025. The company’s consolidated underwriting profit in the third quarter of 2026 included $35.7 of aggregate losses from the Middle East conflict.
The increase in underwriting profit in the first nine months of 2026 of $300.0, or 28.2%, primarily reflected improved underwriting performance in the Global Insurers and Reinsurers reporting segment, principally due to significantly lower current period catastrophe losses, including the absence of losses from the California wildfires that affected the comparative period, partially offset by decreased net favourable prior year reserve development and $107.6 of aggregate losses from the Middle East conflict across the reporting segment. The increase also reflected improved underwriting performance in the International Insurers and Reinsurers reporting segment, primarily at Fairfax Central and Eastern Europe and Gulf Insurance, partially offset by lower underwriting profit at Fairfax Asia. These increases were partially offset by lower underwriting profit in the North American Insurers reporting segment, primarily at Northbridge, partially offset by an underwriting profit in the first nine months of 2026 at Zenith National compared with an underwriting loss in the comparative period and increased underwriting profit at Crum & Forster.

The following table presents the components of the company's undiscounted combined ratios, a key performance measure of underwriting profit, for the three and nine months ended September 30, 2026 and 2025:

	Third quarter		First nine months
Property and Casualty Insurance and Reinsurance	2026	2025	2026	2025
Underwriting profit	523.9	540.3	1,364.1	1,064.1

Losses on claims - accident year	64.0%	62.7%	63.7%	65.9%
Commissions	16.8%	17.0%	17.0%	17.0%
Underwriting expenses	13.9%	13.9%	14.5%	14.1%
Combined ratio, undiscounted - accident year	94.7%	93.6%	95.2%	97.0%
Net favourable prior year reserve development	(2.2)%	(1.6)%	(2.0)%	(2.5)%
Combined ratio, undiscounted - calendar year	92.5%	92.0%	93.2%	94.5%
Net favourable prior year reserve development, on an undiscounted basis, for the three and nine months ended September 30, 2026 and 2025 was comprised as follows:

	Third quarter		First nine months
Property and Casualty Insurance and Reinsurance	2026	2025	2026	2025
North American Insurers	(52.5)	(39.0)	(99.9)	(78.6)
Global Insurers and Reinsurers	(42.0)	(2.1)	(87.6)	(219.5)
International Insurers and Reinsurers	(61.0)	(70.1)	(206.7)	(195.4)
Net favourable prior year reserve development	(155.5)	(111.2)	(394.2)	(493.5)

Net favourable prior year reserve development, on an undiscounted basis, of $155.5 and $394.2 in the third quarter and first nine months of 2026 reflected net favourable prior year reserve development across each of the reporting segments. In both periods, net favourable prior year reserve development was led by the International Insurers and Reinsurers reporting segment, principally at Gulf Insurance, Fairfax Central and Eastern Europe, Fairfax Asia and Fairfax Latin America. Net favourable prior year reserve development in both periods also reflected contributions from the North American Insurers reporting segment, principally at Northbridge, and from the Global Insurers and Reinsurers reporting segment, principally at Odyssey Group.
Current period catastrophe losses, on an undiscounted basis, for the three and nine months ended September 30, 2026 and 2025 were comprised as follows:

	Third quarter						First nine months
	2026			2025			2026			2025
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
California wildfires	—	—		(0.3)	—		—	—		727.5	3.8
Other	224.7	3.2		150.3	2.2		483.5	2.4		343.9	1.8
Total catastrophe losses	224.7	3.2	points	150.0	2.2	points	483.5	2.4	points	1,071.4	5.6	points
(1)    Net of reinstatement premiums.

The commission expense ratio remained stable at 16.8% and 17.0% in the third quarter and first nine months of 2026 compared to 17.0% in both the third quarter and first nine months of 2025, reflecting broadly consistent commission expense levels across the property and casualty insurance and reinsurance operations. In the third quarter of 2026, decreased commission expense ratios in the International Insurers and Reinsurers reporting segment, principally at Gulf Insurance, and in the North American Insurers reporting segment, principally at Crum & Forster, were partially offset by an increase in the Global Insurers and Reinsurers reporting segment, principally at Brit and Odyssey Group. In the first nine months of 2026, a decrease in both the North American Insurers reporting segment, principally at Crum & Forster, and in the International Insurers and Reinsurers reporting segment was offset by increases in the Global Insurers and Reinsurers reporting segment, principally at Brit and Odyssey Group.
The underwriting expense ratio increased to 14.5% in the first nine months of 2026 from 14.1% in the first nine months of 2025, primarily reflecting increases in the Global Insurers and Reinsurers and International Insurers and Reinsurers reporting segments, partially offset by a decrease in the North American Insurers reporting segment. The increase in the Global Insurers and Reinsurers reporting segment principally reflected increased personnel costs and depreciation associated with the completion of new systems previously under development at Odyssey Group, while the increase in the International Insurers and Reinsurers reporting segment principally reflected increases at Fairfax Latin America and Fairfax Central and Eastern Europe. The decrease in the North American Insurers reporting segment principally reflected growth in net premiums earned and lower underwriting expenses at Zenith National.
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the three and nine months ended September 30, 2026 and 2025 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

An analysis of net finance income (expense) from insurance contracts and reinsurance contract assets held for the three and nine months ended September 30, 2026 and 2025 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.
Net earnings attributable to shareholders of Fairfax was $929.6 (net earnings of $46.45 per basic share and $43.32 per diluted share) in the third quarter of 2026 and $3,018.0 (net earnings of $147.60 per basic share and $137.65 per diluted share) in the first nine months of 2026 compared to net earnings of $1,151.7 (net earnings of $55.90 per basic share and $52.04 per diluted share) in the third quarter of 2025 and $3,534.1 (net earnings of $168.31 per basic share and $156.31 per diluted share) in the first nine months of 2025.
The decrease in net earnings attributable to shareholders of Fairfax in the third quarter of 2026 primarily reflected net losses on investments compared to net gains on investments in the third quarter of 2025, partially offset by net finance income from insurance contracts and reinsurance contract assets held compared to net finance expense in the third quarter of 2025, increased operating income from the property and casualty insurance and reinsurance operations and increased operating income from non-insurance companies.
The decrease in net earnings attributable to shareholders of Fairfax in the first nine months of 2026 primarily reflected net losses on investments compared to net gains on investments in the first nine months of 2025 and a higher provision for income taxes, partially offset by decreased net finance expense from insurance contracts and reinsurance contract assets held, increased operating income from the property and casualty insurance and reinsurance operations and increased operating income from non-insurance companies.

Net Earnings by Reporting Segment
The company's sources of net earnings shown by reporting segment are set out below for the three and nine months ended September 30, 2026 and 2025. In the Elimination and adjustments column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other category.
Quarter ended September 30, 2026

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,546.0	4,284.8	1,865.5	8,696.3	71.5	—	—	—	8,767.8
Intercompany	23.7	34.4	64.9	123.0	—	—	—	(123.0)	—
Insurance revenue	2,569.7	4,319.2	1,930.4	8,819.3	71.5	—	—	(123.0)	8,767.8
Insurance service expenses	(2,203.9)	(3,240.3)	(1,612.4)	(7,056.6)	(48.9)	—	—	94.6	(7,010.9)
Net insurance result	365.8	1,078.9	318.0	1,762.7	22.6	—	—	(28.4)	1,756.9
Cost of reinsurance	(439.2)	(694.0)	(686.6)	(1,819.8)	(9.1)	—	—	123.0	(1,705.9)
Recoveries of insurance service expenses	387.1	408.9	545.3	1,341.3	9.3	—	—	(94.4)	1,256.2
Net reinsurance result	(52.1)	(285.1)	(141.3)	(478.5)	0.2	—	—	28.6	(449.7)
Insurance service result	313.7	793.8	176.7	1,284.2	22.8	—	—	0.2	1,307.2
Other insurance operating expenses	(80.6)	(131.6)	(67.9)	(280.1)	(27.8)	—	—	—	(307.9)
	233.1	662.2	108.8	1,004.1	(5.0)	—	—	0.2	999.3
Interest and dividends	137.1	358.1	92.4	587.6	25.3	(8.4)	(6.9)	71.1	668.7
Share of profit of associates	44.5	174.2	44.8	263.5	13.2	43.8	57.5	—	378.0
Other:
Non-insurance revenue	—	—	—	—	—	2,393.0	—	—	2,393.0
Non-insurance expenses	—	—	—	—	—	(2,174.8)	—	—	(2,174.8)
Operating income	414.7	1,194.5	246.0	1,855.2	33.5	253.6	50.6	71.3	2,264.2
Net finance income (expense) from insurance contracts and reinsurance contract assets held	65.9	243.0	(23.8)	285.1	50.7	—	—	—	335.8
Net gains (losses) on investments	(148.7)	(350.4)	(306.7)	(805.8)	13.9	48.8	(115.6)	—	(858.7)
Interest expense	(1.7)	(23.2)	(4.3)	(29.2)	(0.2)	(69.8)	(122.2)	(0.1)	(221.5)
Corporate overhead and other	(15.4)	(26.0)	(10.9)	(52.3)	(0.3)	—	29.8	(71.2)	(94.0)
Earnings (loss) before income taxes	314.8	1,037.9	(99.7)	1,253.0	97.6	232.6	(157.4)	—	1,425.8
Provision for income taxes									(328.9)
Net earnings									1,096.9

Attributable to:
Shareholders of Fairfax									929.6
Non-controlling interests									167.3
									1,096.9

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,647.7	2,454.3	1,266.9	5,368.9
Prior year reserve development and release of risk adjustment on prior year claims	(88.1)	(126.5)	(56.4)	(271.0)
Losses on claims - calendar year	1,559.6	2,327.8	1,210.5	5,097.9
Commissions	410.9	602.2	232.1	1,245.2
Other underwriting expenses	233.4	310.3	169.8	713.5
Insurance service expenses	2,203.9	3,240.3	1,612.4	7,056.6

Quarter ended September 30, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,340.0	4,314.5	1,542.1	8,196.6	70.1	—	—	—	8,266.7
Intercompany	19.6	47.2	58.1	124.9	—	—	—	(124.9)	—
Insurance revenue	2,359.6	4,361.7	1,600.2	8,321.5	70.1	—	—	(124.9)	8,266.7
Insurance service expenses	(2,035.5)	(3,366.9)	(1,083.8)	(6,486.2)	(72.5)	—	—	106.6	(6,452.1)
Net insurance result	324.1	994.8	516.4	1,835.3	(2.4)	—	—	(18.3)	1,814.6
Cost of reinsurance	(362.4)	(703.3)	(497.8)	(1,563.5)	(9.1)	—	—	124.9	(1,447.7)
Recoveries of insurance service expenses	324.9	481.2	171.5	977.6	5.5	—	—	(106.5)	876.6
Net reinsurance result	(37.5)	(222.1)	(326.3)	(585.9)	(3.6)	—	—	18.4	(571.1)
Insurance service result	286.6	772.7	190.1	1,249.4	(6.0)	—	—	0.1	1,243.5
Other insurance operating expenses	(79.1)	(108.8)	(80.9)	(268.8)	(31.7)	—	—	—	(300.5)
	207.5	663.9	109.2	980.6	(37.7)	—	—	0.1	943.0
Interest and dividends	137.8	360.0	88.5	586.3	27.9	(6.1)	(5.0)	52.3	655.4
Share of profit of associates	20.1	150.5	46.0	216.6	25.3	22.9	40.2	—	305.0
Other:
Non-insurance revenue	—	—	—	—	—	2,198.1	—	—	2,198.1
Non-insurance expenses	—	—	—	—	—	(2,003.5)	—	—	(2,003.5)
Operating income	365.4	1,174.4	243.7	1,783.5	15.5	211.4	35.2	52.4	2,098.0
Net finance expense from insurance contracts and reinsurance contract assets held	(149.3)	(410.3)	(35.9)	(595.5)	(20.3)	—	—	—	(615.8)
Net gains (losses) on investments	153.2	267.2	(67.4)	353.0	58.4	(12.2)	27.0	—	426.2
Interest expense	(1.7)	(22.4)	(4.4)	(28.5)	(0.2)	(72.5)	(112.1)	0.2	(213.1)
Corporate overhead and other	(17.8)	(23.6)	(43.3)	(84.7)	(0.4)	—	7.0	(52.6)	(130.7)
Earnings (loss) before income taxes	349.8	985.3	92.7	1,427.8	53.0	126.7	(42.9)	—	1,564.6
Provision for income taxes									(318.9)
Net earnings									1,245.7

Attributable to:
Shareholders of Fairfax									1,151.7
Non-controlling interests									94.0
									1,245.7

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,460.1	2,582.4	838.7	4,881.2
Prior year reserve development and release of risk adjustment on prior year claims	(42.3)	(105.9)	(114.0)	(262.2)
Losses on claims - calendar year	1,417.8	2,476.5	724.7	4,619.0
Commissions	392.0	599.9	198.3	1,190.2
Other underwriting expenses	225.7	290.5	160.8	677.0
Insurance service expenses	2,035.5	3,366.9	1,083.8	6,486.2

Nine months ended September 30, 2026

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	7,217.1	12,274.5	5,061.2	24,552.8	224.0	—	—	—	24,776.8
Intercompany	56.9	115.9	179.2	352.0	—	—	—	(352.0)	—
Insurance revenue	7,274.0	12,390.4	5,240.4	24,904.8	224.0	—	—	(352.0)	24,776.8
Insurance service expenses	(6,201.2)	(9,614.7)	(4,454.3)	(20,270.2)	(198.8)	—	—	370.0	(20,099.0)
Net insurance result	1,072.8	2,775.7	786.1	4,634.6	25.2	—	—	18.0	4,677.8
Cost of reinsurance	(1,154.1)	(1,998.3)	(1,703.2)	(4,855.6)	(31.4)	—	—	352.0	(4,535.0)
Recoveries of insurance service expenses	997.8	1,396.9	1,414.1	3,808.8	54.4	—	—	(369.5)	3,493.7
Net reinsurance result	(156.3)	(601.4)	(289.1)	(1,046.8)	23.0	—	—	(17.5)	(1,041.3)
Insurance service result	916.5	2,174.3	497.0	3,587.8	48.2	—	—	0.5	3,636.5
Other insurance operating expenses	(247.3)	(341.9)	(227.8)	(817.0)	(69.3)	—	—	—	(886.3)
	669.2	1,832.4	269.2	2,770.8	(21.1)	—	—	0.5	2,750.2
Interest and dividends	425.0	1,075.6	300.6	1,801.2	91.8	(22.1)	(2.4)	199.5	2,068.0
Share of profit of associates	86.6	381.6	60.4	528.6	30.4	110.0	123.3	—	792.3
Other:
Non-insurance revenue	—	—	—	—	—	6,142.7	—	—	6,142.7
Non-insurance expenses	—	—	—	—	—	(5,746.5)	—	—	(5,746.5)
Operating income	1,180.8	3,289.6	630.2	5,100.6	101.1	484.1	120.9	200.0	6,006.7
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(62.8)	(2.1)	(75.2)	(140.1)	26.7	—	—	—	(113.4)
Net gains (losses) on investments	86.9	149.5	(330.0)	(93.6)	54.7	(58.2)	(378.6)	—	(475.7)
Interest expense	(5.1)	(67.3)	(11.9)	(84.3)	(0.7)	(199.1)	(368.2)	0.1	(652.2)
Corporate overhead and other	(41.0)	(83.8)	(31.8)	(156.6)	(0.8)	—	20.5	(200.1)	(337.0)
Earnings (loss) before income taxes	1,158.8	3,285.9	181.3	4,626.0	181.0	226.8	(605.4)	—	4,428.4
Provision for income taxes									(1,033.7)
Net earnings									3,394.7

Attributable to:
Shareholders of Fairfax									3,018.0
Non-controlling interests									376.7
									3,394.7

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	4,617.3	7,392.1	3,506.8	15,516.2
Prior year reserve development and release of risk adjustment on prior year claims	(251.1)	(399.5)	(238.2)	(888.8)
Losses on claims - calendar year	4,366.2	6,992.6	3,268.6	14,627.4
Commissions	1,164.3	1,745.4	660.9	3,570.6
Other underwriting expenses	670.7	876.7	524.8	2,072.2
Insurance service expenses	6,201.2	9,614.7	4,454.3	20,270.2

Nine months ended September 30, 2025

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	6,726.6	12,179.4	4,391.2	23,297.2	187.4	—	—	—	23,484.6
Intercompany	45.1	123.0	153.4	321.5	—	—	—	(321.5)	—
Insurance revenue	6,771.7	12,302.4	4,544.6	23,618.7	187.4	—	—	(321.5)	23,484.6
Insurance service expenses	(5,783.7)	(10,367.3)	(3,294.6)	(19,445.6)	(211.4)	—	—	282.7	(19,374.3)
Net insurance result	988.0	1,935.1	1,250.0	4,173.1	(24.0)	—	—	(38.8)	4,110.3
Cost of reinsurance	(1,004.8)	(1,948.5)	(1,449.9)	(4,403.2)	(28.9)	—	—	321.5	(4,110.6)
Recoveries of insurance service expenses	803.5	1,641.5	653.8	3,098.8	34.6	—	—	(282.3)	2,851.1
Net reinsurance result	(201.3)	(307.0)	(796.1)	(1,304.4)	5.7	—	—	39.2	(1,259.5)
Insurance service result	786.7	1,628.1	453.9	2,868.7	(18.3)	—	—	0.4	2,850.8
Other insurance operating expenses	(238.0)	(323.5)	(219.0)	(780.5)	(82.1)	—	—	—	(862.6)
	548.7	1,304.6	234.9	2,088.2	(100.4)	—	—	0.4	1,988.2
Interest and dividends	409.2	1,003.8	269.2	1,682.2	89.2	(13.2)	5.6	164.4	1,928.2
Share of profit of associates	33.6	265.1	113.7	412.4	53.2	53.3	45.4	—	564.3
Other:
Non-insurance revenue	—	—	—	—	—	6,468.5	—	—	6,468.5
Non-insurance expenses	—	—	—	—	—	(6,212.3)	—	—	(6,212.3)
Operating income	991.5	2,573.5	617.8	4,182.8	42.0	296.3	51.0	164.8	4,736.9
Net finance expense from insurance contracts and reinsurance contract assets held	(359.7)	(1,005.9)	(99.4)	(1,465.0)	(53.9)	—	—	—	(1,518.9)
Net gains on investments	366.8	882.5	184.2	1,433.5	130.5	93.3	777.0	—	2,434.3
Interest expense	(4.9)	(53.8)	(13.3)	(72.0)	(0.6)	(214.7)	(323.8)	0.2	(610.9)
Corporate overhead and other	(39.2)	(76.4)	(62.6)	(178.2)	(1.2)	—	(12.7)	(165.0)	(357.1)
Earnings before income taxes	954.5	2,319.9	626.7	3,901.1	116.8	174.9	491.5	—	4,684.3
Provision for income taxes									(883.7)
Net earnings									3,800.6

Attributable to:
Shareholders of Fairfax									3,534.1
Non-controlling interests									266.5
									3,800.6

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	4,169.2	8,010.1	2,640.9	14,820.2
Prior year reserve development and release of risk adjustment on prior year claims	(170.4)	(192.3)	(353.3)	(716.0)
Losses on claims - calendar year	3,998.8	7,817.8	2,287.6	14,104.2
Commissions	1,136.5	1,706.6	561.2	3,404.3
Other underwriting expenses	648.4	842.9	445.8	1,937.1
Insurance service expenses	5,783.7	10,367.3	3,294.6	19,445.6

Components of Net Earnings
Underwriting and Operating Income
Presented below is the insurance service result, reconciled to underwriting profit, of each of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the three and nine months ended September 30, 2026 and 2025. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments, by reporting segment, for the three and nine months ended September 30, 2026 and 2025 are presented in the Net Earnings by Reporting Segment section of this MD&A, and additional details of investments are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

    North American Insurers

	Third quarter		First nine months
	2026	2025	2026	2025
Combined ratio, discounted	85.3%	85.7%	85.0%	86.4%

Combined ratio, undiscounted:
Loss & LAE - accident year	67.3%	63.4%	65.7%	63.9%
Commissions	14.8%	15.6%	15.1%	15.9%
Underwriting expenses	15.6%	16.0%	15.9%	16.2%
Combined ratio, undiscounted - accident year	97.7%	95.0%	96.7%	96.0%
Net favourable prior year reserve development	(2.6)%	(2.0)%	(1.7)%	(1.4)%
Combined ratio, undiscounted - calendar year	95.1%	93.0%	95.0%	94.6%

Gross premiums written	2,556.9	2,433.2	7,124.5	6,937.5
Net premiums written	2,047.9	2,010.0	5,782.5	5,753.4
Net insurance revenue(1)	2,130.5	1,997.2	6,119.9	5,766.9

Insurance service result	313.7	286.6	916.5	786.7
Other insurance operating expenses	(80.6)	(79.1)	(247.3)	(238.0)
Discounting of losses and ceded losses on claims recorded in the period	(128.1)	(88.5)	(365.6)	(293.7)
Changes in the risk adjustment and other	(6.1)	13.8	(13.5)	44.8
Underwriting profit	98.9	132.8	290.1	299.8
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.
Insurance service result
North American Insurers reported an insurance service result of $313.7 and $916.5 and discounted combined ratios of 85.3% and 85.0% in the third quarter and first nine months of 2026 compared to an insurance service result of $286.6 and $786.7 and discounted combined ratios of 85.7% and 86.4% in the third quarter and first nine months of 2025. The increase in the third quarter and first nine months of 2026 of $27.1 and $129.8 reflected increases at Crum & Forster (driven by continued growth in net insurance revenue, including rate increases across many lines of business (including umbrella, commercial automobile and commercial multiple peril lines), an increased benefit from discounting losses on claims due to higher interest rates in the period, and decreased current period catastrophe losses, partially offset by increased non-catastrophe losses in the accident and health and commercial automobile lines of business), and at Zenith National (reflecting growth in net insurance revenue, partially offset by increased non-catastrophe losses from higher frequency and severity in the workers' compensation business), partially offset by a decrease at Northbridge (primarily reflecting increased current period catastrophe losses, partially offset by improved non-catastrophe loss experience in personal property and automobile, and commercial liability lines of business).

The operating companies comprising the North American Insurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in the third quarters and first nine months of 2026 and 2025 as set out in the following table:

	Combined ratios, discounted				Net insurance revenue				Insurance service result
	Third quarter		First nine months		Third quarter		First nine months		Third quarter		First nine months
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Northbridge	86.6%	79.3%	84.0%	82.2%	545.8	567.3	1,591.7	1,609.3	73.1	117.3	255.4	286.4
Crum & Forster	84.2%	87.6%	84.6%	87.1%	1,354.9	1,224.8	3,892.1	3,593.0	214.3	151.3	597.8	462.0
Zenith National	88.6%	91.2%	90.0%	93.2%	229.8	205.1	636.1	564.6	26.3	18.0	63.3	38.3
North American Insurers	85.3%	85.7%	85.0%	86.4%	2,130.5	1,997.2	6,119.9	5,766.9	313.7	286.6	916.5	786.7
Underwriting profit
North American Insurers produced underwriting profit of $98.9 and $290.1 and undiscounted combined ratios of 95.1% and 95.0% in the third quarter and first nine months of 2026 compared to underwriting profit of $132.8 and $299.8 and undiscounted combined ratios of 93.0% and 94.6% in the third quarter and first nine months of 2025. The decrease in underwriting profit in the third quarter and first nine months of 2026 reflected a decrease at Northbridge (increased current period catastrophe losses, partially offset by improved loss experience in personal property and automobile, and commercial liability lines of business), partially offset by an increase at Crum & Forster (increased net premiums earned driven by the accident and health line of business, decreased commission rates driven by a change in business mix in the surplus and specialty line of business, and decreased current period catastrophe losses, partially offset by higher attritional loss experience in the accident and health and commercial automobile lines of business), and at Zenith National (increased net premiums earned driven by growth in workers' compensation business, and lower underwriting expenses in the first nine months of 2026, partially offset by higher attritional losses in the workers' compensation business).
The operating companies comprising the North American Insurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the third quarters and first nine months of 2026 and 2025 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2026	2025	2026	2025	2026	2025	2026	2025
Northbridge	94.5%	86.9%	92.5%	90.2%	28.9	72.8	116.6	155.1
Crum & Forster	94.8%	94.8%	95.3%	95.2%	65.8	59.4	172.3	161.2
Zenith National	98.2%	99.7%	99.8%	102.9%	4.2	0.6	1.2	(16.5)
North American Insurers	95.1%	93.0%	95.0%	94.6%	98.9	132.8	290.1	299.8

The current accident year loss and loss adjustment expense ratio increased to 67.3% and 65.7% in the third quarter and first nine months of 2026 from 63.4% and 63.9% in the third quarter and first nine months of 2025, primarily reflecting higher attritional loss experience in accident and health and commercial automobile lines of business at Crum & Forster, increased current period catastrophe losses at Northbridge, and higher losses in the workers' compensation business at Zenith National, partially offset by improved attritional loss experience in the personal lines of business and improved large loss experience in the commercial liability line of business at Northbridge, and decreased current period catastrophe losses at Crum & Forster.
The commission expense ratio decreased to 14.8% and 15.1% in the third quarter and first nine months of 2026 from 15.6% and 15.9% in the third quarter and first nine months of 2025, primarily reflecting decreased commission rates in the surplus and specialty and accident and health lines of business at Crum & Forster.
The underwriting expense ratio decreased to 15.6% and 15.9% in the third quarter and first nine months of 2026 from 16.0% and 16.2% in the third quarter and first nine months of 2025, primarily reflecting lower underwriting expenses at Northbridge in the third quarter of 2026, and growth in net premiums earned and lower underwriting expenses at Zenith National in the first nine months of 2026.
Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the North American Insurers reporting segment for the third quarters and first nine months of 2026 and 2025 are shown in the following table:

	Gross premiums written				Net premiums written				Net premiums earned
	Third quarter		First nine months		Third quarter		First nine months		Third quarter		First nine months
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Northbridge	605.7	612.9	1,784.7	1,810.6	495.2	519.0	1,552.7	1,589.5	526.2	554.0	1,560.9	1,586.7
Crum & Forster	1,757.7	1,649.5	4,676.2	4,528.5	1,348.9	1,311.0	3,535.9	3,538.9	1,268.5	1,148.3	3,656.1	3,371.4
Zenith National	193.5	170.8	663.6	598.4	203.8	180.0	693.9	625.0	228.7	204.2	633.2	561.8
North American Insurers	2,556.9	2,433.2	7,124.5	6,937.5	2,047.9	2,010.0	5,782.5	5,753.4	2,023.4	1,906.5	5,850.2	5,519.9

Gross premiums written increased by 5.1% and 2.7% in the third quarter and first nine months of 2026, primarily reflecting increased business volumes at Crum & Forster (primarily in its accident and health line of business, partially offset by its surplus and specialty line of business) and at Zenith National (primarily workers' compensation business), partially offset by decreased business volumes at Northbridge (primarily due to softening in its commercial lines of business and an exited travel insurance fronting book in the first nine months of 2026, partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar in the first nine months of 2026, measured using average foreign exchange rates).
Net premiums written increased by 1.9% and 0.5% in the third quarter and first nine months of 2026, primarily reflecting the increase in gross premiums written, partially offset by a higher net average cession rate in casualty lines at Crum & Forster. Net premiums earned increased by 6.1% and 6.0% in the third quarter and first nine months of 2026, principally reflecting the increase in net premiums written during 2026 and 2025 and the timing between when premiums are written and when they are earned.
Operating activities
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $1,136.9 in the first nine months of 2026 from $1,303.4 in the first nine months of 2025, due to decreases at Crum & Forster (primarily reflecting higher net claims paid, lower dividends received, higher operating expenses and higher taxes paid, partially offset by increased net premiums collected) and Northbridge (primarily reflecting higher net claims paid and decreased net premiums collected, partially offset by lower taxes paid), partially offset by an increase at Zenith National (primarily reflecting increased net premiums collected, lower net claims paid and lower taxes paid).

    Global Insurers and Reinsurers

	Third quarter		First nine months
	2026	2025	2026	2025
Combined ratio, discounted	78.1%	78.9%	79.1%	84.3%

Combined ratio, undiscounted:
Loss & LAE - accident year	62.7%	62.8%	62.9%	67.5%
Commissions	18.5%	17.8%	18.3%	17.8%
Underwriting expenses	10.8%	10.8%	11.4%	11.1%
Combined ratio, undiscounted - accident year	92.0%	91.4%	92.6%	96.4%
Net favourable prior year reserve development	(1.1)%	(0.1)%	(0.8)%	(2.0)%
Combined ratio, undiscounted - calendar year	90.9%	91.3%	91.8%	94.4%

Gross premiums written	4,464.1	4,239.6	14,352.3	13,874.9
Net premiums written	3,675.1	3,499.2	11,744.4	11,438.9
Net insurance revenue(1)	3,625.2	3,658.4	10,392.1	10,353.9

Insurance service result	793.8	772.7	2,174.3	1,628.1
Other insurance operating expenses	(131.6)	(108.8)	(341.9)	(323.5)
Discounting of losses and ceded losses on claims recorded in the period	(366.2)	(292.6)	(993.3)	(848.6)
Changes in the risk adjustment and other(2)	47.5	(44.9)	52.8	149.8
Underwriting profit	343.5	326.4	891.9	605.8
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.
(2)    Other primarily reflects differences in reserving methodology and other underwriting-related adjustments in the Global Insurers and Reinsurers reporting segment included within underwriting profit.
Insurance service result
Global Insurers and Reinsurers insurance service result of $793.8 and a discounted combined ratio of 78.1% in the third quarter of 2026 increased from an insurance service result of $772.7 and a discounted combined ratio of 78.9% in the third quarter of 2025. The increase of $21.1 reflected increases at Allied World and Ki, partially offset by decreases at Brit and Odyssey Group. The increase in the insurance service result at Allied World primarily reflected improved current accident year loss experience as a result of lower attritional losses, partially offset by losses from the Middle East conflict, while the increase at Ki also reflected improved current accident year loss experience, driven by lower attritional and catastrophe losses. The decrease at Brit, primarily reflected higher attritional loss experience in its casualty treaty lines of business and losses from the Middle East conflict, while decreases at Odyssey Group primarily reflected higher underwriting expenses, including increased personnel costs and depreciation associated with completion of new systems previously under development. Aggregate undiscounted losses from the Middle East conflict across the reporting segment were $34.6 in the third quarter of 2026.

Global Insurers and Reinsurers insurance service result of $2,174.3 and a discounted combined ratio of 79.1% in the first nine months of 2026 improved significantly from an insurance service result of $1,628.1 and a discounted combined ratio of 84.3% in the first nine months of 2025. The increase of $546.2 reflected increases at each of the operating companies within the reporting segment, particularly at Odyssey Group and Allied World. The improvement primarily reflected significantly lower current-period catastrophe losses of $358.7 (as set out in the table below) compared with $1,004.2 in the first nine months of 2025, which included $700.7 of losses from the California wildfires, and increased release of risk adjustment on prior year claims. The increase in the insurance service result in the first nine months of 2026 was partially offset by $107.6 of aggregate undiscounted losses from the Middle East conflict and increased insurance acquisition expenses across the reporting segment.
The operating companies comprising the Global Insurers and Reinsurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in the third quarters and first nine months of 2026 and 2025 as set out in the following table:

	Combined ratios, discounted				Net insurance revenue				Insurance service result
	Third quarter		First nine months		Third quarter		First nine months		Third quarter		First nine months
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Allied World	76.5%	78.8%	76.2%	82.6%	1,326.0	1,342.1	3,891.5	3,963.1	312.0	285.1	924.4	688.8
Odyssey Group	80.9%	81.1%	81.3%	88.0%	1,347.8	1,416.2	3,891.9	4,017.3	257.9	267.4	728.9	482.0
Brit	76.1%	72.8%	81.2%	81.6%	746.4	708.4	1,992.0	1,803.2	178.3	192.8	375.0	330.8
Ki	77.8%	85.7%	76.3%	77.8%	205.0	191.7	616.7	570.3	45.6	27.4	146.0	126.5
Global Insurers and Reinsurers	78.1%	78.9%	79.1%	84.3%	3,625.2	3,658.4	10,392.1	10,353.9	793.8	772.7	2,174.3	1,628.1
Underwriting profit
Global Insurers and Reinsurers produced underwriting profit of $343.5 and an undiscounted combined ratio of 90.9% in the third quarter of 2026, compared to underwriting profit of $326.4 and an undiscounted combined ratio of 91.3% in the third quarter of 2025. The increase in underwriting profit reflected improved underwriting performance at Ki, Brit and Allied World, partially offset by a decrease at Odyssey Group. Improved underwriting results at Ki primarily reflected decreased underwriting expenses and improved current accident year attritional loss experience. The decrease in underwriting profit at Odyssey Group reflected increased current accident year attritional and large loss experience and underwriting expenses, including increased personnel costs and depreciation associated with the completion of new systems previously under development, partially offset by increased net favourable prior year reserve development, principally on attritional catastrophe losses. This net favourable prior year reserve development was partially offset by net adverse development in liability and package insurance lines of business. The increase in underwriting profit in the third quarter of 2026 was partially offset by aggregate losses from the Middle East conflict across the reporting segment of $34.6.
Global Insurers and Reinsurers produced underwriting profit of $891.9 and an undiscounted combined ratio of 91.8% in the first nine months of 2026, compared to an underwriting profit of $605.8 and an undiscounted combined ratio of 94.4% in the first nine months of 2025. The increase of $286.1 primarily reflected decreased current period catastrophe losses (as set out in the table below), partially offset by decreased net favourable prior year reserve development of $87.6 (2025 - $219.5), primarily reflecting decreases at Brit, Odyssey Group and Allied World. The increase in underwriting profit in the first nine months of 2026 was partially offset by $107.6 of aggregate losses from the Middle East conflict across the reporting segment, primarily at Brit and Allied World.
The operating companies comprising the Global Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the third quarters and first nine months of 2026 and 2025 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2026	2025	2026	2025	2026	2025	2026	2025
Allied World	88.2%	88.9%	90.6%	91.9%	150.6	143.9	352.2	310.7
Odyssey Group	93.6%	91.2%	92.8%	96.1%	97.6	137.8	318.6	177.4
Brit	89.6%	92.1%	92.2%	93.9%	77.0	55.1	155.2	112.6
Ki	91.7%	105.4%	89.5%	99.1%	18.3	(10.4)	65.9	5.1
Global Insurers and Reinsurers	90.9%	91.3%	91.8%	94.4%	343.5	326.4	891.9	605.8

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2026 and 2025 are as set out in the following table:

	Third quarter						First nine months
	2026			2025			2026			2025
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
California wildfires	—	—		(0.2)	—		—	—		700.7	6.6
Other(2)	134.5	3.6		132.3	3.5		358.7	3.3		303.5	2.8
Total catastrophe losses	134.5	3.6	points	132.1	3.5	points	358.7	3.3	points	1,004.2	9.4	points
(1)    Net of reinstatement premiums.
(2)    Primarily includes attritional catastrophe losses at Odyssey Group and Allied World.

The current accident year loss and loss adjustment expense ratio decreased modestly to 62.7% in the third quarter of 2026 from 62.8% in the third quarter of 2025, reflecting lower attritional loss experience at Ki and Brit and to a lesser extent, Allied World, partially offset by higher attritional loss experience at Odyssey Group. The improvement at Ki was principally attributable to North American property lines, while the improvement at Brit reflected improved experience across property lines, and certain specialty and liability lines, partially offset by losses related to the Middle East conflict. The higher attritional loss experience at Odyssey Group was principally attributable to reinsurance property lines of business, reflecting softening market conditions.
The current accident year loss and loss adjustment expense ratio decreased to 62.9% in the first nine months of 2026 from 67.5% in the first nine months of 2025, primarily reflecting decreased current period catastrophe losses (as set out in the table above) driven primarily by the California wildfire losses recorded in the comparative period and improved current accident year attritional loss experience at Ki within North American property lines of business, partially offset by increased current period attritional loss experience at Brit, primarily reflecting losses from the Middle East conflict and a more competitive pricing environment, particularly within property lines where rates continue to decline across both the Insurance and Reinsurance segment, while casualty pricing remains generally favourable.
The commission expense ratio increased to 18.5% and 18.3% in the third quarter and first nine months of 2026 from 17.8% in both the third quarter and first nine months of 2025, primarily reflecting higher net average commissions, principally at Odyssey Group and Brit, partially offset by decreases at Ki, reflecting changes in the mix of business written. At Odyssey Group and Brit, the increase in the commission expense ratio also reflected the impact of California wildfire-related reinstatement premiums in the first nine months of 2025 that carried no additional commission.
The underwriting expense ratio increased to 11.4% in the first nine months of 2026 from 11.1% in the first nine months of 2025, primarily reflecting an increase at Odyssey Group, partially offset by decreases at Ki and Brit. The increase at Odyssey Group principally reflected increased personnel costs and depreciation associated with the completion of new systems previously under development and lower net premiums earned. The decreases at Ki and Brit primarily reflected higher net premiums earned, together with lower net underwriting expenses at Ki.
Gross premiums written on a third-party basis, net premiums written and net premiums earned for each operating company in the Global Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2026 and 2025 are shown in the following table:

	Gross premiums written				Net premiums written				Net premiums earned
	Third quarter		First nine months		Third quarter		First nine months		Third quarter		First nine months
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Allied World	1,802.0	1,700.9	6,114.3	5,929.1	1,168.7	1,104.1	4,304.5	4,241.2	1,278.2	1,299.7	3,747.9	3,834.8
Odyssey Group	1,576.5	1,592.6	4,902.5	4,882.7	1,525.6	1,535.2	4,621.9	4,633.3	1,521.8	1,569.5	4,439.8	4,576.5
Brit	837.2	720.2	2,595.1	2,403.6	741.3	641.3	2,164.9	1,964.6	742.0	700.9	2,001.8	1,857.3
Ki	248.4	225.9	740.4	659.5	239.5	218.6	653.1	599.8	220.5	193.3	625.1	571.9
Global Insurers and Reinsurers	4,464.1	4,239.6	14,352.3	13,874.9	3,675.1	3,499.2	11,744.4	11,438.9	3,762.5	3,763.4	10,814.6	10,840.5
Gross premiums written increased by 5.3% and 3.4% in the third quarter and first nine months of 2026, primarily reflecting growth at Brit, Allied World and Ki, partially offset by a modest decrease at Odyssey Group in the third quarter of 2026. The increases at Brit primarily reflected increased business volumes in casualty treaty reinsurance, financial and other specialty lines and property facilities, partially offset by lower property treaty reinsurance premiums in the first nine months of 2026, including the non-recurrence of California wildfire-related reinstatement premiums in the first nine months of 2025. At Allied World, growth principally reflected increased business volumes in its insurance operations, particularly casualty and specialty, and accident and health lines of business, including a new partnership with Commonwealth Bank of Australia to underwrite travel insurance for cardholders. The increase at Ki principally reflected growth in delegated property business and property treaty reinsurance, partially offset by continued competitive pressure in open market property lines. At Odyssey Group, gross premiums written decreased modestly in the third quarter of 2026, primarily from lower premium volume in agricultural and property reinsurance lines of business. For the first nine months of 2026, growth in agricultural and other insurance lines was partially offset by lower property treaty reinsurance premiums due to softening market conditions and rate reductions, as well as the non-recurrence of California wildfire-related reinstatement premiums in the first nine months of 2025, resulting in only a modest overall increase in gross premiums written.
Net premiums written increased by 5.0% and 2.7% in the third quarter and first nine months of 2026 principally following the movement in gross premiums written, partially offset by a modest decline in the average retention at Ki (primarily reflecting increased average reinsurance utilization given the more favourable reinsurance pricing environment). Net premiums earned were relatively flat in the third quarter and first nine months of 2026 compared with the third quarter and first nine months of 2025.
Operating activities
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $2,766.7 in the first nine months of 2026 from $2,915.3 in the first nine months of 2025, primarily reflecting decreased premiums received at Allied World, and increased taxes paid, principally at Odyssey Group.
International Insurers and Reinsurers

	Third quarter		First nine months
	2026	2025	2026	2025
Combined ratio, discounted	85.8%	82.7%	85.9%	85.3%

Combined ratio, undiscounted:
Loss & LAE - accident year	62.7%	61.0%	63.1%	63.5%
Commissions	15.1%	16.9%	15.9%	16.2%
Underwriting expenses	20.4%	21.0%	21.7%	21.5%
Combined ratio, undiscounted - accident year	98.2%	98.9%	100.7%	101.2%
Net favourable prior year reserve development	(5.1)%	(6.5)%	(6.0)%	(6.4)%
Combined ratio, undiscounted - calendar year	93.1%	92.4%	94.7%	94.8%

Gross premiums written	1,915.9	1,507.0	5,647.4	4,842.0
Net premiums written	1,184.0	1,046.3	3,782.2	3,307.9
Net insurance revenue(1)	1,243.8	1,102.4	3,537.2	3,094.7

Insurance service result	176.7	190.1	497.0	453.9
Other insurance operating expenses	(67.9)	(80.9)	(227.8)	(219.0)
Discounting of losses and ceded losses on claims recorded in the period	(48.8)	(48.3)	(133.4)	(109.4)
Changes in the risk adjustment and other	21.5	20.2	46.3	33.0
Underwriting profit	81.5	81.1	182.1	158.5
(1)    Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading "Non-GAAP Financial Measures and Ratios", for a reconciliation of Net insurance revenue to Net premiums earned.
Insurance service result
International Insurers and Reinsurers reported an insurance service result of $176.7 and a discounted combined ratio of 85.8% in the third quarter of 2026 compared to $190.1 and 82.7% in the third quarter of 2025. The decrease of $13.4 primarily reflected a decrease at Gulf Insurance, principally reflecting increased net insurance service expenses from higher losses in its property line of business.
International Insurers and Reinsurers reported an insurance service result of $497.0 and a discounted combined ratio of 85.9% in the first nine months of 2026 compared to $453.9 and 85.3% in the first nine months of 2025. The increase of $43.1 primarily reflected increases across the majority of the operating companies within the reporting segment, particularly at Fairfax Central and Eastern Europe (primarily at Colonnade Insurance reflecting growth in insurance revenue across most lines of business, and higher recoveries of insurance service expenses related to certain commercial property and general liability losses in 2026, partially offset by an increase in insurance service expenses (increased acquisition costs in line with the increase in insurance revenue)), Group Re (primarily reflecting higher net insurance revenue from increased retention of business) and Gulf Insurance (principally reflecting increased net insurance revenue in its Egypt and Turkey operations from growth in their property and extended warranty lines of business).

The operating companies comprising the International Insurers and Reinsurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in the third quarters and first nine months of 2026 and 2025 as set out in the following table:

	Combined ratios, discounted				Net insurance revenue				Insurance service result
	Third quarter		First nine months		Third quarter		First nine months		Third quarter		First nine months
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Group Re	87.8%	94.3%	90.3%	93.1%	110.5	110.4	310.1	300.9	13.5	6.4	30.3	20.9
Bryte Insurance	89.6%	85.1%	88.2%	86.3%	107.2	92.1	323.2	262.9	11.2	13.7	38.2	36.0
Fairfax Asia	86.2%	84.6%	85.2%	82.0%	162.8	117.8	437.8	339.0	22.5	18.0	64.7	61.0
Fairfax Latin America	83.7%	74.5%	80.6%	75.9%	193.4	155.8	536.5	447.4	31.6	39.8	104.2	108.0
Fairfax Central and Eastern Europe	79.7%	81.3%	79.9%	82.6%	186.7	174.5	542.0	491.9	37.9	32.5	108.9	85.8
Eurolife General	107.2%	86.6%	92.4%	95.0%	22.3	24.1	67.0	63.9	(1.5)	3.2	5.1	3.2
Gulf Insurance	86.6%	82.1%	89.0%	88.3%	460.9	427.7	1,320.6	1,188.7	61.5	76.5	145.6	139.0
International Insurers and Reinsurers	85.8%	82.7%	85.9%	85.3%	1,243.8	1,102.4	3,537.2	3,094.7	176.7	190.1	497.0	453.9
Underwriting profit
International Insurers and Reinsurers produced underwriting profit of $81.5 and an undiscounted combined ratio of 93.1% in the third quarter of 2026 which was comparable to $81.1 and 92.4% in the third quarter of 2025.
International Insurers and Reinsurers produced underwriting profit of $182.1 and an undiscounted combined ratio of 94.7% in the first nine months of 2026 compared to $158.5 and 94.8% in the first nine months of 2025. The increase of $23.6 primarily reflected increases at Fairfax Central and Eastern Europe (principally at Colonnade Insurance reflecting growth in business across all lines of business and increased net favourable prior year reserve development) and Gulf Insurance (principally reflecting growth in motor and medical lines of business).
The operating companies comprising the International Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the third quarters and first nine months of 2026 and 2025 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit (loss)
	Third quarter		First nine months		Third quarter		First nine months
	2026	2025	2026	2025	2026	2025	2026	2025
Group Re	93.4%	91.3%	94.8%	95.0%	7.8	10.6	19.6	18.4
Bryte Insurance	93.4%	93.8%	94.1%	94.2%	6.6	5.4	17.9	14.4
Fairfax Asia	95.0%	94.5%	95.3%	92.5%	8.4	7.0	22.2	27.7
Fairfax Latin America	96.2%	94.0%	95.9%	94.4%	6.0	7.8	18.3	20.5
Fairfax Central and Eastern Europe	92.0%	94.5%	92.1%	94.6%	15.9	10.2	45.1	28.2
Eurolife General	117.1%	91.2%	100.2%	97.9%	(3.4)	2.0	(0.1)	1.3
Gulf Insurance	90.4%	90.5%	95.1%	95.7%	40.2	38.1	59.1	48.0
International Insurers and Reinsurers	93.1%	92.4%	94.7%	94.8%	81.5	81.1	182.1	158.5
The current accident year loss and loss adjustment expense ratio of 62.7% in the third quarter of 2026 increased from 61.0% in the third quarter of 2025, primarily reflecting increases at Gulf Insurance (principally due to lower net premiums earned from rate reductions in its medical line of business and increased losses on claims in its marine and aviation line of business), partially offset by decreases at Fairfax Central and Eastern Europe (reflecting decreases at Colonnade Insurance, principally from improved attritional loss experience in commercial property and travel, and at Polish Re, principally reflecting lower attritional losses on claims in its agriculture line of business), and at Fairfax Latin America (reflecting a decrease at Fairfax Latam from changes in business mix and growth in net premiums earned, partially offset by increased catastrophe losses from the earthquake in Colombia). The current accident year loss and loss adjustment expense ratio of 63.1% in the first nine months of 2026 was comparable to the 63.5% in the first nine months of 2025.
The commission expense ratio of 15.1% in the third quarter of 2026 decreased from 16.9% in the third quarter of 2025, primarily reflecting a lower commission ratio at Gulf Insurance (principally reflecting higher reinsurance commission income from a large marine war insurance contract that was fully ceded). The commission expense ratio of 15.9% in the first nine months of 2026 was comparable to the 16.2% in the first nine months of 2025.

The underwriting expense ratio of 20.4% in the third quarter of 2026 decreased from 21.0% in the third quarter of 2025, primarily reflecting decreases at Gulf Insurance (principally reflecting increases in net premiums earned relative to more modest increases in underwriting expenses, and certain non-recurring expenses incurred in 2025) and at Fairfax Asia (principally reflecting increases in net premiums earned relative to more modest increases in underwriting expenses). The underwriting expense ratio of 21.7% in the first nine months of 2026 was comparable to the 21.5% in the first nine months of 2025.
Net favourable prior year reserve development was $61.0 and $206.7 in the third quarter and first nine months of 2026 compared to $70.1 and $195.4 in the third quarter and first nine months of 2025. Net favourable prior year reserve development in the third quarter and first nine months of 2026 reflected net favourable development at each of the operating segments, particularly at Gulf Insurance (principally in its medical and motor lines of business for the third quarter and first nine months of 2026 and also in its marine line of business for the first nine months of 2026), Fairfax Central and Eastern Europe (principally at Colonnade Insurance across its various lines of business, particularly in its commercial property and casualty lines of business), and Fairfax Asia (principally at Singapore Re and Falcon in their property lines of business). Net favourable prior year reserve development in the first nine months of 2026 also reflected net favourable development at each of the operating companies within Fairfax Latam across various lines of business.
Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the International Insurers and Reinsurers reporting segment for the third quarters and first nine months of 2026 and 2025 are shown in the following table:

	Gross premiums written				Net premiums written				Net premiums earned
	Third quarter		First nine months		Third quarter		First nine months		Third quarter		First nine months
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Group Re	58.2	58.1	174.0	198.8	123.7	130.0	370.6	386.6	118.6	123.4	373.8	370.3
Bryte Insurance	139.8	127.9	436.5	372.2	99.3	94.4	304.4	254.9	101.0	87.2	304.7	248.6
Fairfax Asia	319.6	279.1	963.7	848.0	193.1	141.2	561.9	412.6	169.2	125.6	472.0	368.7
Fairfax Latin America	365.1	322.1	1,003.6	900.3	167.4	130.6	464.3	364.2	162.3	129.6	448.8	365.7
Fairfax Central and Eastern Europe	203.6	199.5	692.5	650.5	167.2	163.2	618.0	565.7	198.4	184.4	573.3	519.8
Eurolife General	32.9	31.6	92.3	85.1	20.4	21.6	62.5	58.9	20.4	22.1	61.5	59.0
Gulf Insurance	796.7	488.7	2,284.8	1,787.1	412.9	365.3	1,400.5	1,265.0	417.0	401.7	1,202.6	1,122.1
International Insurers and Reinsurers	1,915.9	1,507.0	5,647.4	4,842.0	1,184.0	1,046.3	3,782.2	3,307.9	1,186.9	1,074.0	3,436.7	3,054.2

Gross premiums written increased by 27.1% and 16.6% in the third quarter and first nine months of 2026, primarily reflecting increases across most of the operating companies within the reporting segment, particularly at Gulf Insurance (reflecting a large marine war insurance contract entered into in the third quarter of 2026 that was fully ceded, other growth in marine and aviation, motor and other property lines of business, and in the first nine months of 2026 also reflecting growth in the medical line of business), Fairfax Asia (primarily reflecting new business growth across the majority of the operating companies within the segment, particularly at Pacific Insurance reflecting new business in its engineering line of business and the strengthening of the Malaysian ringgit relative to the U.S. dollar measured using average foreign exchange rates, and also changes in business mix in its motor line of business for the first nine months of 2026), and Fairfax Latin America (principally at Southbridge Colombia in its accident and health and commercial automobile lines of business, and the strengthening of the Colombian peso relative to the U.S dollar measured using average foreign exchange rates, and also at La Meridional in the first nine months of 2026 across various lines of business). The increase in gross premiums written in the first nine months of 2026 also reflected increases at Bryte Insurance (increased rates, growth across all lines of business and the strengthening of the South African rand relative to the U.S. dollar measured using average foreign exchange rates) and at Fairfax Central and Eastern Europe (principally at Fairfax Ukraine in its motor, health and property lines of business and at Colonnade Insurance from the strengthening of the euro relative to the U.S. dollar measured using average foreign exchange rates).
Net premiums written increased by 13.2% and 14.3% in the third quarter and first nine months of 2026, primarily reflecting the increases in gross premiums written achieved by most companies in the reporting segment as described above, and increased business retention at Fairfax Asia and Fairfax Latin America, partially offset by lower business retention at Gulf Insurance which was more pronounced in the third quarter of 2026. Net premiums earned increased by 10.5% and 12.5% in the third quarter and first nine months of 2026, principally reflecting the same factors as the increase in net premiums written and the timing between when premiums are written and when they are earned.

    Life insurance and Run-off

	Third quarter
	2026			2025
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	158.9	—	158.9	68.3	—	68.3

Insurance revenue	63.1	8.4	71.5	59.9	10.2	70.1
Insurance service expenses	(48.3)	(0.6)	(48.9)	(42.9)	(29.6)	(72.5)
Net reinsurance result	(2.3)	2.5	0.2	(4.2)	0.6	(3.6)
Insurance service result	12.5	10.3	22.8	12.8	(18.8)	(6.0)

	First nine months
	2026			2025
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	391.8	1.8	393.6	184.5	39.3	223.8

Insurance revenue	199.4	24.6	224.0	160.1	27.3	187.4
Insurance service expenses	(132.9)	(65.9)	(198.8)	(128.1)	(83.3)	(211.4)
Net reinsurance result	(12.0)	35.0	23.0	(9.3)	15.0	5.7
Insurance service result	54.5	(6.3)	48.2	22.7	(41.0)	(18.3)
(1)    Comprised of Eurolife and Gulf Insurance. These results differ from those published by Eurolife and Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Eurolife on July 14, 2021 and Gulf Insurance on December 26, 2023, and the presentation of Eurolife and Gulf Insurance’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Eurolife and Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as “Eurolife General” and "Gulf Insurance", respectively.
As of October 27, 2026 the company completed the sale of its 80.0% equity interest in the life insurance operations of Eurolife (the "Eurolife Life Operations") to Eurobank for consideration of approximately $906 (€813) and deconsolidated the assets and liabilities of the Eurolife Life Operations, resulting in a pre-tax gain of approximately $200. Refer to note 13 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2026 for details.

    Non-insurance companies

	Third quarter
	2026					2025
	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(2)	Total	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(2)	Total
Revenue	851.6	121.4	215.7	1,204.3	2,393.0	663.2	104.4	247.3	1,183.2	2,198.1
Expenses	(773.9)	(109.6)	(209.0)	(1,082.3)	(2,174.8)	(585.5)	(95.5)	(235.2)	(1,087.3)	(2,003.5)
Pre-tax income before interest expense and other	77.7	11.8	6.7	122.0	218.2	77.7	8.9	12.1	95.9	194.6
Interest and dividends	1.0	(10.3)	—	0.9	(8.4)	2.5	(9.3)	—	0.7	(6.1)
Share of profit (loss) of associates	—	44.4	—	(0.6)	43.8	—	22.2	0.1	0.6	22.9
Operating income	78.7	45.9	6.7	122.3	253.6	80.2	21.8	12.2	97.2	211.4

	First nine months
	2026					2025
	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(2)	Total	Restaurants and retail(1)	Fairfax India	Thomas Cook India	Other(2)	Total
Revenue	1,972.6	330.2	652.6	3,187.3	6,142.7	1,887.3	318.9	781.9	3,480.4	6,468.5
Expenses	(1,825.0)	(296.5)	(632.3)	(2,992.7)	(5,746.5)	(1,718.0)	(286.0)	(745.9)	(3,462.4)	(6,212.3)
Pre-tax income before interest expense and other	147.6	33.7	20.3	194.6	396.2	169.3	32.9	36.0	18.0	256.2
Interest and dividends	2.5	(27.8)	—	3.2	(22.1)	8.3	(24.6)	—	3.1	(13.2)
Share of profit (loss) of associates	—	109.0	0.2	0.8	110.0	—	53.1	0.3	(0.1)	53.3
Operating income	150.1	114.9	20.5	198.6	484.1	177.6	61.4	36.3	21.0	296.3
(1)    Comprised primarily of Recipe (including its subsidiary The Keg (deconsolidated on September 25, 2025)), Sporting Life Group and Sleep Country (including its subsidiary Sleep Number (acquired on July 31, 2026)).
(2)    Comprised primarily of AGT, Dexterra Group, Boat Rocker (deconsolidated on August 1, 2025), Grivalia Hospitality, Meadow Foods, Peak Achievement and Andrew Peller (acquired on August 14, 2026).
For details of transactions within the Non-insurance companies reporting segment, refer to note 13 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2026.
Non-insurance companies' revenue and expenses increased to $2,393.0 and $2,174.8 in the third quarter of 2026 from $2,198.1 and $2,003.5 in the third quarter of 2025, primarily reflecting Sleep Country's acquisition of Sleep Number on July 31, 2026 in the Restaurants and retail operating segment and the acquisition of Andrew Peller on August 14, 2026 in the Other operating segment, partially offset by the deconsolidation of The Keg in the Restaurants and retail operating segment in the third quarter of 2025.
Non-insurance companies' revenue and expenses decreased to $6,142.7 and $5,746.5 in the first nine months of 2026 from $6,468.5 and $6,212.3 in the first nine months of 2025, primarily reflecting lower business volumes and commodity prices at Meadow Foods and AGT, and the deconsolidation of The Keg in the Restaurants and retail operating segment in the third quarter of 2025, partially offset by an increase at Sleep Country reflecting its acquisition of Sleep Number on July 31, 2026. The decrease in expenses in the first nine months of 2026 also reflected the absence of non-cash impairment charges of $108.6 recorded by Boat Rocker in the first nine months of 2025, prior to its deconsolidation on August 1, 2025.

    Investments
Refer to the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", for details of interest and dividends and share of profit of associates.
Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2026 and 2025 were comprised as follows:

	Third quarter
	2026			2025
	Net realized gains (losses)	Net change in unrealized losses	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects	349.1	(172.2)	176.9	23.9	500.7	524.6
Total bonds	(162.9)	(664.8)	(827.7)	(14.4)	(29.9)	(44.3)
Other	48.7	(256.6)	(207.9)	(159.2)	105.1	(54.1)
Net gains (losses) on investments	234.9	(1,093.6)	(858.7)	(149.7)	575.9	426.2

	First nine months
	2026			2025
	Net realized gains (losses)	Net change in unrealized losses	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments

Long equity exposures and financial effects	1,561.5	(722.6)	838.9	617.0	1,487.5	2,104.5
Total bonds	(118.2)	(1,195.5)	(1,313.7)	(212.9)	631.8	418.9
Other	117.9	(118.8)	(0.9)	(421.8)	332.7	(89.1)
Net gains (losses) on investments	1,561.2	(2,036.9)	(475.7)	(17.7)	2,452.0	2,434.3

Long equity exposures and financial effects: During the third quarter and first nine months of 2026 the company's long equity exposures produced net gains of $176.9 and $838.9 compared to $524.6 and $2,104.5 in the third quarter and first nine months of 2025, primarily reflecting net gains of $256.0 and $740.7 on common stocks (2025 - $547.8 and $977.8), partially offset by net losses of $107.8 and $540.6 on long equity total return swaps on Fairfax subordinate voting shares (2025 - net losses of $60.6 and net gains of $584.5). Net gains during the first nine months of 2026 also reflected a net realized gain on the partial disposition of the company's equity accounted investment in Poseidon of $838.4, partially offset by net losses of $129.7 on convertible bonds and equity warrants (2025 - net gains of $266.7)
Bonds: Net losses on bonds of $827.7 and $1,313.7 in the third quarter and first nine months of 2026 (2025 - net losses of $44.3 and net gains of $418.9) were primarily comprised of net losses on U.S. treasury bonds of $532.7 and $892.7 (2025 - net gains of $32.5 and $380.9), corporate and other bonds of $136.9 and $188.7 (2025 - net gains of $0.1 and $55.5) and other government bonds of $119.1 and $188.2 (2025 - $82.9 and $14.2).
The net losses on bonds were partially offset by the benefit of increases in interest rates on prior years' net losses on claims of $679.3 and $878.1 in the third quarter and first nine months of 2026 (2025 - net cost of $263.4 and $486.1).
Preferred stocks: Net losses on preferred stocks, included in other in the table above, primarily reflected net losses of $258.0 and $350.5 on the company's holdings of Digit compulsory convertible preferred shares during the third quarter and first nine months of 2026.
Foreign currency: Net gains on foreign currency in the third quarter and first nine months of 2026 of $38.6 and $361.5 were comprised of net gains on foreign currency contracts of $95.5 and $440.2, partially offset by foreign currency net losses on investing activities of $61.4 and $132.1 (primarily related to the strengthening of the U.S. dollar relative to the Indian rupee and Canadian dollar on Indian rupee and Canadian dollar denominated investments).

Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three and nine months ended September 30, 2026 and 2025 was comprised as follows:

	Third quarter		First nine months
	2026	2025	2026	2025
Interest expense on borrowings:
Holding company	122.1	112.0	368.0	323.6
Insurance and reinsurance companies	24.7	24.6	72.2	61.5
Non-insurance companies(1)	55.7	58.1	157.0	169.2
	202.5	194.7	597.2	554.3
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	4.9	4.0	12.9	11.1
Non-insurance companies	14.1	14.4	42.1	45.5
	19.0	18.4	55.0	56.6

Consolidated interest expense	221.5	213.1	652.2	610.9
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.
The increase in consolidated interest expense during the first nine months of 2026 principally reflected increased borrowings at the holding company.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.
Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	Third quarter		First nine months
	2026	2025	2026	2025
Fairfax corporate overhead	41.4	45.6	179.6	177.7
Subsidiary holding companies' corporate overhead	28.5	59.6	84.2	102.7
Subsidiary holding companies' non-cash intangible asset amortization and impairment charges(1)	24.1	25.5	73.2	76.7
Corporate and other expenses as presented in the consolidated statement of earnings	94.0	130.7	337.0	357.1
Holding company interest and dividends	6.9	5.0	2.4	(5.6)
Holding company share of profit of associates	(57.5)	(40.2)	(123.3)	(45.4)
Investment management and administration fee income and other	(71.3)	(52.4)	(200.0)	(164.8)
Corporate overhead and other(2)	(27.9)	43.1	16.1	141.3
(1)    Non-cash intangible asset amortization and impairment charges principally related to customer and broker relationships.
(2)    Presented as Corporate overhead and other in note 16 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2026.

Investment management and administration fee income and other increased to $71.3 and $200.0 in the third quarter and first nine months of 2026 from $52.4 and $164.8 in the third quarter and first nine months of 2025 primarily reflecting increased fees earned by Hamblin Watsa due to strong performance and growth in the underlying investment portfolios that it manages on behalf of the insurance, reinsurance and run-off subsidiaries of Fairfax.
Details on consolidated interest and dividends, share of profit of associates and net gains (losses) on investments are set out in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and in the Investments section of this MD&A.

Income Taxes
Details of the provision for income taxes in the third quarters and first nine months of 2026 and 2025 are provided in note 14 (Income Taxes) to the interim consolidated financial statements for the three and nine months ended September 30, 2026.

Segmented Balance Sheet
The company's segmented balance sheets as at September 30, 2026 and December 31, 2025 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS Accounting Standards policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. In the table below, the company's three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	September 30, 2026					December 31, 2025
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies(3)	Corporate and eliminations(4)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(4)	Consolidated
Assets
Holding company cash and investments	428.6	—	—	1,506.7	1,935.3	423.5	—	—	2,301.4	2,724.9
Insurance contract receivables	1,035.5	33.5	—	—	1,069.0	940.7	65.5	—	—	1,006.2
Portfolio investments(1)	72,966.8	1,792.5	3,112.8	(2,127.8)	75,744.3	69,961.1	1,819.6	2,545.6	(1,404.5)	72,921.8
Assets held for sale	—	4,263.0	—	(786.0)	3,477.0	—	4,211.8	—	(765.9)	3,445.9
Reinsurance contract assets held	12,028.8	374.1	—	(853.2)	11,549.7	11,727.5	427.2	—	(903.7)	11,251.0
Deferred income tax assets	274.0	—	125.7	14.1	413.8	273.1	—	107.2	(13.2)	367.1
Goodwill and intangible assets	3,925.3	7.2	4,670.8	0.8	8,604.1	4,016.4	7.1	4,315.8	0.1	8,339.4
Due from affiliates	449.7	533.2	1.4	(984.3)	—	440.6	397.3	1.5	(839.4)	—
Other assets	2,115.7	291.7	6,154.6	396.6	8,958.6	2,023.7	271.3	5,048.3	388.1	7,731.4
Investments in Fairfax insurance and reinsurance affiliates(2)	489.4	12.6	—	(502.0)	—	488.0	14.4	—	(502.4)	—
Total assets	93,713.8	7,307.8	14,065.3	(3,335.1)	111,751.8	90,294.6	7,214.2	12,018.4	(1,739.5)	107,787.7

Liabilities
Accounts payable and accrued liabilities	2,063.7	267.3	3,603.2	736.2	6,670.4	2,175.1	338.2	3,089.2	517.2	6,119.7
Derivative obligations	340.8	—	70.6	13.2	424.6	709.6	0.7	68.6	8.0	786.9
Liabilities associated with assets held for sale	—	3,600.3	—	(0.1)	3,600.2	—	3,638.6	—	(0.5)	3,638.1
Deferred income tax liabilities	1,111.1	3.3	581.4	250.6	1,946.4	1,047.1	3.2	520.4	376.0	1,946.7
Insurance contract payables	429.3	34.8	—	—	464.1	301.5	36.8	—	—	338.3
Insurance contract liabilities	50,693.5	1,759.5	—	(863.1)	51,589.9	49,339.1	2,021.4	—	(919.5)	50,441.0
Due to affiliates	64.5	172.8	61.4	(298.7)	—	66.0	—	65.7	(131.7)	—
Borrowings - holding company and insurance and reinsurance companies	1,661.9	—	—	9,754.5	11,416.4	1,607.6	—	—	8,848.1	10,455.7
Borrowings - non-insurance companies	30.0	—	3,613.7	—	3,643.7	—	—	3,180.3	6.9	3,187.2
Total liabilities	56,394.8	5,838.0	7,930.3	9,592.6	79,755.7	55,246.0	6,038.9	6,924.2	8,704.5	76,913.6

Equity
Shareholders' equity attributable to shareholders of Fairfax	34,050.5	1,462.6	4,558.1	(12,927.7)	27,143.5	32,048.6	1,169.9	3,739.8	(10,444.0)	26,514.3
Non-controlling interests	3,268.5	7.2	1,576.9	—	4,852.6	3,000.0	5.4	1,354.4	—	4,359.8
Total equity	37,319.0	1,469.8	6,135.0	(12,927.7)	31,996.1	35,048.6	1,175.3	5,094.2	(10,444.0)	30,874.1
Total liabilities and total equity	93,713.8	7,307.8	14,065.3	(3,335.1)	111,751.8	90,294.6	7,214.2	12,018.4	(1,739.5)	107,787.7

(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)    Sleep Country acquired Sleep Number on July 31, 2026 and the company acquired Andrew Peller on August 14, 2026 as described in note 13 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2026.
(4)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Financial Risk Management
There were no significant changes to the company’s risk exposures or the processes used by the company for managing those risk exposures at September 30, 2026 compared to those identified at December 31, 2025 and disclosed in the company’s 2025 Annual Report, other than as described in note 15 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2026.

Financial Condition
    Capital Management
See note 15 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and nine months ended September 30, 2026.
    Book Value Per Basic Share
Common shareholders’ equity at September 30, 2026 was $26,911.8 or $1,349.15 per basic share compared to $26,282.6 or $1,260.19 per basic share at December 31, 2025, representing an increase per basic share in the first nine months of 2026 of 7.1% (an increase of 8.4% adjusted for the $15.00 per common share dividend paid in the first quarter of 2026). During the first nine months of 2026 the number of common shares effectively outstanding decreased by 908,920, as a result of purchases of 1,086,435 subordinate voting shares for cancellation, partially offset by net issuances of 177,515 subordinate voting shares from treasury (for use in the company’s share based payment awards). At September 30, 2026 there were 19,947,166 common shares effectively outstanding.
Excess (deficiency) of fair value over adjusted carrying value
The table below presents the pre-tax excess (deficiency) of fair value over adjusted carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over adjusted carrying value of these investments at September 30, 2026 was $5,105.0 (December 31, 2025 - $3,139.6).

	September 30, 2026			December 31, 2025
	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value
Non-insurance associates(1):
Eurobank	6,432.6	2,860.0	3,572.6	4,703.0	2,728.2	1,974.8
Poseidon(2)	1,829.1	1,071.8	757.3	2,640.4	2,046.4	594.0
Other non-insurance associates	3,225.3	3,270.8	(45.5)	2,570.3	2,682.3	(112.0)
	11,487.0	7,202.6	4,284.4	9,913.7	7,456.9	2,456.8

Non-insurance companies(3):
Fairfax India	978.8	665.5	313.3	973.1	724.5	248.6
Thomas Cook India	325.6	224.8	100.8	496.9	222.4	274.5
Other non-insurance companies(4)	867.7	461.2	406.5	264.8	105.1	159.7
	2,172.1	1,351.5	820.6	1,734.8	1,052.0	682.8
	13,659.1	8,554.1	5,105.0	11,648.5	8,508.9	3,139.6

(1)    The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2026, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess) and Dexterra Group, and also AGT at September 30, 2026.
(2)    On May 29, 2026 the company sold 23.1% of its 45.3% equity interest in Poseidon for aggregate cash consideration of $1,907.1. Refer to the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading "Investment Performance", and to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2026, for details.
(3)    The fair values of the company's investments in market traded non-insurance companies - Fairfax India, Thomas Cook India and Dexterra Group, and also AGT at September 30, 2026 - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the interim consolidated financial statements for the three and nine months ended September 30, 2026, less the subsidiary's non-controlling interests as included in note 12 (Total Equity) to those interim consolidated financial statements.
(4)    Includes Dexterra Group, and also AGT at September 30, 2026.

Normal course issuer bid
Following the expiry on September 29, 2026 of its then current normal course issuer bid, on September 30, 2026 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2027, to acquire up to 2,025,315 subordinate voting shares and 950,000 Series K preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company. During the first nine months of 2026 the company purchased for cancellation 1,086,435 subordinate voting shares (2025 – 541,794) under its normal course issuer bids at a cost of $1,771.8 (2025 – $856.8).
Liquidity
Operating, investing and financing cash flow activities discussed below are presented in the consolidated statement of cash flows to the interim consolidated financial statements for the three and nine months ended September 30, 2026, except for "cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)" which is presented in the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A.
Operating activities for the nine months ended September 30, 2026 and 2025
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $4,337.9 in 2026 from $5,085.4 in 2025, principally reflecting a net decrease in restricted cash and cash equivalents in 2025 (primarily related to restricted cash of $835.0 held at a depository that was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia) and higher net paid losses, partially offset by higher net premium collections and higher interest and dividends received.
Investing activities for the nine months ended September 30, 2026 and 2025
Sales of investments in associates of $2,020.8 in 2026 primarily reflected proceeds from the partial sale of the company's investment in Poseidon for cash consideration of $1,907.1.
Distributions and dividends from investments in associates of $322.5 in 2026 (2025 - $247.4) were primarily from the company’s non-insurance associates and joint ventures.
Purchases of investments in associates of $651.6 in 2026 primarily reflected an additional investment of $310.2 in Waterous Energy Fund III, the final installment of $76.5 paid by Fairfax India pursuant to its additional investment in Bangalore Airport, and additional investments in the company's other non-insurance associates and joint ventures.
Purchases of subsidiaries, net of cash acquired, of $750.5 in 2026 primarily reflected Sleep Country's acquisition of Sleep Number and the company's acquisition of Andrew Peller for cash consideration of $522.5 and $224.8, respectively.
Sales of investments in associates of $607.5 in 2025 primarily reflected proceeds from the sale of the company's investment in Sigma for cash consideration of $284.1 and the partial sale of the company's investment in Eurobank for cash consideration of $248.5 (€232.9).
Purchases of investments in associates of $968.6 in 2025 primarily reflected an additional investment of $373.7 in Waterous Energy Fund III, an investment of $236.5 (€209.7) for an indirect equity interest in Albingia, the first two installment payments totalling $178.6 paid by Fairfax India pursuant to its additional investment in Bangalore Airport, and an investment of $25.0 in Blizzard Vacatia.
Proceeds from sale of non-insurance subsidiaries, net of cash divested of $143.0 in 2025 primarily reflected the divestiture of certain grain handling assets by AGT.
Financing activities for the nine months ended September 30, 2026 and 2025
Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,424.9 in 2026 principally reflected the issuance of $750.0 principal amount of 6.20% unsecured senior notes due 2056 for net proceeds of $742.7 and the issuance of $505.8 (Cdn$700.0) and $183.3 (Cdn$250.0) principal amounts of 4.40% and 5.10% unsecured senior notes due 2036 and 2055 for net proceeds of $500.9 and $181.3, respectively.
Repayments of borrowings – holding company and insurance and reinsurance companies of $429.0 in 2026 primarily reflected the holding company's redemption of its $326.7 (Cdn$450.0) principal amount of 4.70% unsecured senior notes due December 16, 2026 and $91.8 principal amount of 8.30% unsecured senior notes.

Proceeds from borrowings and repayments of borrowings - non-insurance companies of $811.9 and $291.5 in 2026 primarily reflected Sleep Country's issuance of $425.8 (Cdn$600.0) principal amount of 6.375% unsecured senior notes due July 29, 2031 for net proceeds of $416.9 (Cdn$587.5), which were used to fund the acquisition of Sleep Number, additional draws by Sleep Country under its senior secured credit facility, and borrowings and repayments arising from the refinancing of Grivalia Hospitality's loan facilities.
Net repayments on revolving credit facilities and short term loans - non-insurance companies of $174.2, and issuances of subsidiary shares to non-controlling interests of $302.3, in 2026 primarily reflected net cash proceeds from AGT's initial public offering of common shares of Cdn$425.0, which AGT used to substantially repay its borrowings.
Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,458.9 in 2025 principally reflected the issuance of $500.0 and $400.0 principal amounts of 5.75% and 6.50% unsecured senior notes due 2035 and 2055 for net proceeds of $494.5 and $395.1, respectively and the issuance of $290.0 (Cdn$400.0) and $217.5 (Cdn$300.0) principal amounts of 4.45% and 5.10% unsecured senior notes due 2035 and 2055 for net proceeds of $288.2 and $215.5, respectively.
Proceeds from borrowings - non-insurance companies of $320.9 in 2025 primarily reflected new borrowings by Peak Achievement and Sleep Country where the proceeds received were used to repay existing borrowings.
Repayments of borrowings - non-insurance companies of $554.5 in 2025 primarily reflected repayments by Peak Achievement and Sleep Country using proceeds from their respective borrowings described above, and Recipe's repayment of its borrowings from additional draws on its revolving credit facility (see below).
Net borrowings on revolving credit facilities and short term loans - non-insurance companies of $682.5 and purchases of subsidiary shares from non-controlling interests of $171.3 in 2025, primarily reflected additional draws by Recipe on its revolving credit facility to repurchase and cancel its common shares not owned by Fairfax and the repayment of its borrowings as described above. Net borrowings on revolving credit facilities and short term loans - non-insurance also included additional borrowings at Dexterra Group and Sleep Country on their respective revolving credit facilities to support growth.
Holding company
Holding company cash and investments at September 30, 2026 was $1,935.3 ($1,924.5 net of $10.8 of holding company derivative obligations) compared to $2,724.9 ($2,716.9 net of $8.0 of holding company derivative obligations) at December 31, 2025.
Significant cash and investment transactions during the first nine months of 2026 included purchases for cancellation of 1,086,435 subordinate voting shares under the terms of the company's normal course issuer bids at a cost of $1,771.8, a net loss of $540.6 on the company's investment in long equity total return swaps on Fairfax subordinate voting shares, payment of common share dividends of $329.1, capital contributions to subsidiaries of $115.0 and interest payments on unsecured senior notes, partially offset by dividends received from the insurance and reinsurance companies of $1,119.5, the issuance of $750.0 principal amount of 6.20% unsecured senior notes due 2056 for net proceeds of $742.7 and the issuance of $505.8 (Cdn$700.0) and $183.3 (Cdn$250.0) principal amounts of 4.40% and 5.10% unsecured senior notes due 2036 and 2055 for net proceeds of $500.9 and $181.3, respectively.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations, at September 30, 2026 of $1,924.5 provides adequate liquidity to meet the holding company’s remaining known commitments in 2026. In addition, the holding company owns investments in associates and market traded consolidated non-insurance companies with a fair value of approximately $2.4 billion and expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, and to receive investment income on its holdings of cash and investments. The holding company also expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $1,119.5 in the first nine months of 2026 of a maximum $4,065.9 available for distribution in 2026 based on information available at September 30, 2026. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility, which was undrawn at September 30, 2026.
The holding company’s known significant commitments for the remainder of 2026 consist of an annual payment of $165.0 on the note payable of $330.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Subsequent to September 30, 2026, the company purchased certain investments from the Eurolife Life Operations for approximately $373 (€333), and subsequently completed the sale of the Eurolife Life Operations for proceeds of approximately $906 (€813). See note 13 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2026 for details.

In 2027 the company's announced investment in Boots is expected to be made through the insurance and reinsurance subsidiaries and the company's proposed investment in IDBI Bank is expected to be made with a combination of available cash, existing credit sources, potential asset sales and potential investment contributions. See note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2026 for details of the Boots and IDBI Bank transactions.
Insurance and reinsurance companies
During the first nine months of 2026 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) decreased by $523.9 primarily due to net purchases of bonds, dividends paid to the holding company, and the acquisition of Andrew Peller, partially offset by net cash generated by insurance and reinsurance underwriting operations, proceeds from the partial sale of the company's investment in Poseidon, net sales of preferred stocks and interest and dividends received primarily from the insurance and reinsurance companies' fixed income portfolio.

Co-obligor Supplemental Financial Information
Allied World co-obligor unsecured senior notes
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of Fairfax's $600.0 principal amount of 6.10% unsecured senior notes due in 2055 (the "2055 notes") of which Allied World is a co-obligor. Allied World, the co-obligor of the 2055 notes, is the company’s 83.4%-owned Bermuda-based holding company subsidiary that, through its subsidiaries, provides global property, casualty and specialty insurance and reinsurance. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World being the primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2055 notes. The following tables present summarized financial information for:
•Allied World, as the primary co-obligor of the 2055 notes; and
•the holding company, as a co-obligor of the 2055 notes, (collectively, the “Fairfax and Allied World Obligor group”).
Summarized financial information for the Fairfax and Allied World Obligor group is presented on a combined basis after transactions and balances between the combined entities have been eliminated. Investments in subsidiaries of the Fairfax and Allied World Obligor group have been excluded from the summarized financial information.

	September 30, 2026		December 31, 2025
	Fairfax and Allied World Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)	Fairfax and Allied World Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)
Total investments, net of derivative obligations	16,545.9	62.7	17,167.6	143.2
Total assets	33,002.7	10,609.6	24,699.7	1,828.1
Insurance contract liabilities	14,075.4	91.8	14,050.9	97.1
Total liabilities	35,337.3	9,993.7	25,678.2	1,169.6

	First nine months
	2026
	Fairfax and Allied World Obligor group(1)	Transactions with non-Obligor group subsidiaries(2)
Insurance revenue	5,196.1	37.1
Insurance service result	924.4	16.3
Interest and dividends	579.7	153.7
Share of profit of associates	120.6	—
Net earnings	299.6	328.9
(1)    Combined financial information of the Fairfax and Allied World Obligor group, which excludes: (i) transactions and balances between the holding company and Allied World; (ii) acquisition accounting adjustments recorded by the holding company on the acquisition of Allied World in July 2017; and (iii) investments in subsidiaries of the holding company and Allied World.
(2)    Comprised of amounts transacted between the Fairfax and Allied World Obligor group and subsidiaries of the company that are not part of the Fairfax and Allied World Obligor group ("non-Obligor group subsidiaries"). There were no material transactions between the Fairfax and Allied World Obligor group and related parties other than with non-Obligor group subsidiaries.

Aggregate co-obligor unsecured senior notes
The summarized financial information below is being provided in respect of (i) Fairfax's $600.0 principal amount of 6.10% unsecured senior notes due in 2055 of which Allied World is a co-obligor, and (ii) Fairfax's $316.9 (Cdn$450.0) principal amount of 4.73% unsecured senior notes due in 2034 (the "2034 notes") and $176.1 (Cdn$250.0) principal amount of 5.23% unsecured senior notes due in 2054 (the "2054 notes"), of which Brit is a co-obligor. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World as primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2055 notes. The 2034 notes and the 2054 notes are the joint and several obligations of the holding company and Brit, with Brit as primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2034 notes and the 2054 notes.
The following tables present summarized financial information of Fairfax, each co-obligor and other non-obligor operating subsidiaries of Fairfax:

	September 30, 2026
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Total investments, net of derivative obligations	1,387.8	15,158.1	7,044.8	51,502.2	2,162.1	77,255.0
Total assets	19,429.5	22,751.7	9,611.6	84,522.9	(24,563.9)	111,751.8
Insurance contract liabilities	—	14,075.4	5,869.7	33,627.1	(1,982.3)	51,589.9
Total liabilities	20,088.0	15,249.3	6,932.7	49,780.5	(12,294.8)	79,755.7

	December 31, 2025
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Total investments, net of derivative obligations	2,327.1	14,840.5	6,519.7	49,257.8	1,914.7	74,859.8
Total assets	12,417.3	22,069.3	9,183.2	79,713.7	(15,595.8)	107,787.7
Insurance contract liabilities	—	14,050.9	5,786.0	32,580.3	(1,976.2)	50,441.0
Total liabilities	10,458.1	15,220.1	6,787.8	47,640.1	(3,192.5)	76,913.6

	First nine months
	2026
	Fairfax holding company	Allied World(1)	Brit(1)	Other operating companies	Corporate and eliminations(2)	Consolidated
Insurance revenue	—	5,196.1	2,365.6	18,037.0	(821.9)	24,776.8
Net earnings (loss) attributable to shareholders of Fairfax	(566.1)	722.1	335.6	2,676.6	(150.2)	3,018.0
(1)    Excludes acquisition accounting adjustments recorded by the holding company on the acquisition of Allied World in July 2017 and of Brit in June 2015.
(2)    Corporate and eliminations includes subsidiary intermediate holding companies and consolidating and eliminating entries.

Accounting and Disclosure Matters
Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting
On July 31, 2026 Sleep Country completed the acquisition of the assets and certain liabilities of Sleep Number Corporation ("Sleep Number"). The assets, liabilities and results of operations of Sleep Number were consolidated by Sleep Country in the company's Non-insurance companies reporting segment.
Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of Sleep Number, the results of which are included in the interim consolidated financial statements of the company for the three and nine months ended September 30, 2026. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Sleep Number represented 9.3% and 3.6%, respectively, of the company’s consolidated non-insurance revenue for the three and nine months ended September 30, 2026, and represented 0.8% and 0.9%, respectively, of the company’s consolidated assets and consolidated liabilities, as at September 30, 2026. The table that follows presents a summary of financial information for Sleep Number.

For the nine months ended September 30, 2026
Non-insurance revenue	223.7
Net loss	(21.9)

September 30, 2026
Total assets	838.4

Total liabilities(1)	689.1

(1)    Includes $385.0 of intercompany borrowings with Sleep Country that are eliminated on consolidation.
Quarterly Data

	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Income(1)	11,348.8	11,761.9	10,193.4	11,794.2	11,851.4	11,665.2	11,363.3	10,396.3
Net earnings	1,096.9	1,560.6	737.2	1,483.2	1,245.7	1,601.9	953.0	1,317.9
Net earnings attributable to shareholders of Fairfax	929.6	1,392.7	695.7	1,238.3	1,151.7	1,436.7	945.7	1,152.2
Net earnings per share	$46.45	$67.92	$33.38	$61.85	$55.90	$66.34	$46.10	$54.46
Net earnings per diluted share	$43.32	$63.38	$31.11	$57.57	$52.04	$61.61	$42.70	$50.42
(1)    Income is comprised of insurance revenue, interest and dividends, share of profit of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.
Operating results at the company’s insurance and reinsurance companies have been, and are expected to continue to be, significantly affected by discounting of net claims reserves and a risk adjustment on those reserves for uncertainty related to the timing and amount of cash flows from non-financial risk, the occurrence of which are not predictable and have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened changes in interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions, anti-money laundering and corrupt practices in Canada and in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12 – Income Taxes; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with economic disruptions from global conflicts and the development of other geopolitical events worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca and on SEDAR+ at www.sedarplus.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.

	Third quarter		First nine months
	2026	2025	2026	2025
Insurance revenue	8,767.8	8,266.7	24,776.8	23,484.6
Cost of reinsurance	(1,705.9)	(1,447.7)	(4,535.0)	(4,110.6)
Net insurance revenue	7,061.9	6,819.0	20,241.8	19,374.0
Net insurance service expenses – This measure of underwriting activity is calculated as insurance service expenses less recoveries of insurance service expenses, both as presented in the consolidated statement of earnings.

	Third quarter		First nine months
	2026	2025	2026	2025
Insurance service expenses	(7,010.9)	(6,452.1)	(20,099.0)	(19,374.3)
Recoveries of insurance service expenses	1,256.2	876.6	3,493.7	2,851.1
Net insurance service expenses	(5,754.7)	(5,575.5)	(16,605.3)	(16,523.2)
Combined ratio, discounted – Also referred to as the discounted combined ratio, this performance measure of underwriting results under IFRS 17 is calculated as net insurance service expenses expressed as a percentage of net insurance revenue.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 12 (Total Equity, under the heading "Common stock") respectively to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2026. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2026 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refers to the company's long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company's long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates and joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 15 (Financial Risk Management, under the heading "Market Risk") to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2026.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2026, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 15 (Financial Risk Management, under the heading "Capital Management").
Total of Segments Measures
Property and casualty insurance and reinsurance – References in this MD&A to the company's property and casualty insurance and reinsurance operations do not include the company's life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2026, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company's insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable measure under IFRS Accounting Standards, is presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2026. All figures in that reconciliation are from the company's unaudited interim consolidated statement of earnings for the three and nine months ended September 30, 2026, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.

Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates. Refer to the Corporate Overhead and Other section in this MD&A.
Non-GAAP Financial Measures and Ratios
The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.
Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading "Property and Casualty Insurance and Reinsurance Operations".
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit (loss) of associates for the property and casualty insurance and reinsurance companies, this measure is used in a similar manner to operating income (loss).
Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances of the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share dividend distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted, which may also be referred to as the undiscounted combined ratio, is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims recorded in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.
The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance companies ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) of the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable measure under IFRS Accounting Standards, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading "Property and Casualty Insurance and Reinsurance Operations".

	Third quarter
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2026	2025	2026	2025	2026	2025	2026	2025
Reconciliation of net premiums earned:
Insurance revenue(1)	2,569.7	2,359.6	4,319.2	4,361.7	1,930.4	1,600.2	8,819.3	8,321.5
Cost of reinsurance(1)	(439.2)	(362.4)	(694.0)	(703.3)	(686.6)	(497.8)	(1,819.8)	(1,563.5)
Net insurance revenue	2,130.5	1,997.2	3,625.2	3,658.4	1,243.8	1,102.4	6,999.5	6,758.0
Adjust for: net ceding commissions on reinsurance assumed (reinsurance held) and other	(107.1)	(90.7)	137.3	105.0	(56.9)	(28.4)	(26.7)	(14.1)
Net premiums earned	2,023.4	1,906.5	3,762.5	3,763.4	1,186.9	1,074.0	6,972.8	6,743.9

Total underwriting expenses, net:
Losses on claims - accident year	1,362.3	1,209.1	2,358.1	2,364.7	743.7	655.2	4,464.1	4,229.0
Net favourable prior year reserve development	(52.5)	(39.0)	(42.0)	(2.1)	(61.0)	(70.1)	(155.5)	(111.2)
Losses on claims - calendar year	1,309.8	1,170.1	2,316.1	2,362.6	682.7	585.1	4,308.6	4,117.8
Commissions	300.2	297.2	694.6	668.4	178.8	181.4	1,173.6	1,147.0
Other underwriting expenses	314.5	306.4	408.3	406.0	243.9	226.4	966.7	938.8
Total underwriting expenses, net	1,924.5	1,773.7	3,419.0	3,437.0	1,105.4	992.9	6,448.9	6,203.6
Underwriting profit	98.9	132.8	343.5	326.4	81.5	81.1	523.9	540.3
Combined ratio, undiscounted	95.1%	93.0%	90.9%	91.3%	93.1%	92.4%	92.5%	92.0%

	First nine months
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2026	2025	2026	2025	2026	2025	2026	2025
Reconciliation of net premiums earned:
Insurance revenue(1)	7,274.0	6,771.7	12,390.4	12,302.4	5,240.4	4,544.6	24,904.8	23,618.7
Cost of reinsurance(1)	(1,154.1)	(1,004.8)	(1,998.3)	(1,948.5)	(1,703.2)	(1,449.9)	(4,855.6)	(4,403.2)
Net insurance revenue	6,119.9	5,766.9	10,392.1	10,353.9	3,537.2	3,094.7	20,049.2	19,215.5
Adjust for: net ceding commissions on reinsurance assumed (reinsurance held) and other	(269.7)	(247.0)	422.5	486.6	(100.5)	(40.5)	52.3	199.1
Net premiums earned	5,850.2	5,519.9	10,814.6	10,840.5	3,436.7	3,054.2	20,101.5	19,414.6

Total underwriting expenses, net:
Losses on claims - accident year	3,841.1	3,525.9	6,805.0	7,318.2	2,167.4	1,940.5	12,813.5	12,784.6
Net favourable prior year reserve development	(99.9)	(78.6)	(87.6)	(219.5)	(206.7)	(195.4)	(394.2)	(493.5)
Losses on claims - calendar year	3,741.2	3,447.3	6,717.4	7,098.7	1,960.7	1,745.1	12,419.3	12,291.1
Commissions	884.9	878.0	1,981.7	1,930.1	546.3	494.7	3,412.9	3,302.8
Other underwriting expenses	934.0	894.8	1,223.6	1,205.9	747.6	655.9	2,905.2	2,756.6
Total underwriting expenses, net	5,560.1	5,220.1	9,922.7	10,234.7	3,254.6	2,895.7	18,737.4	18,350.5
Underwriting profit	290.1	299.8	891.9	605.8	182.1	158.5	1,364.1	1,064.1
Combined ratio, undiscounted	95.0%	94.6%	91.8%	94.4%	94.7%	94.8%	93.2%	94.5%
(1)    As presented in the Net Earnings by Reporting Segment section of this MD&A.

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India and Dexterra Group, and also AGT at September 30, 2026.

	September 30, 2026			December 31, 2025
	Fair value	Carrying value	Excess of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates	11,487.0	7,202.6	4,284.4	9,913.7	7,456.9	2,456.8
Non-insurance companies	2,172.1	1,351.5	820.6	1,734.8	1,052.0	682.8
	13,659.1	8,554.1	5,105.0	11,648.5	8,508.9	3,139.6
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the values included in the consolidated balance sheets as at September 30, 2026 and December 31, 2025, and excludes investments in associates held by the company's market traded consolidated non-insurance companies as those amounts are already included in the carrying values of the market traded consolidated non-insurance companies used in this performance measure.

	September 30, 2026		December 31, 2025
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	12,543.7	8,110.2	11,057.7	8,362.3
Less:
Insurance and reinsurance investments in associates(1)	989.5	840.1	1,078.7	839.4
Associates held by market traded consolidated non-insurance companies(2)	67.2	67.5	65.3	66.0
Non-insurance associates included in the performance measure	11,487.0	7,202.6	9,913.7	7,456.9
(1)    As presented in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2026.
(2)    Comprised of associates held by Thomas Cook India (including its share of Quess) and Dexterra Group, and also AGT at September 30, 2026.
Non-insurance companies included in the performance measure
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company's consolidated balance sheets as at September 30, 2026 and December 31, 2025, as shown in the table below, which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company's consolidated balance sheet.

	September 30, 2026			December 31, 2025
	Market traded non-insurance companies(1)	All other non-insurance companies	Total non-insurance companies(2)	Market traded non-insurance companies	All other non-insurance companies	Total non-insurance companies(2)
Portfolio investments(3)	2,395.1	717.7	3,112.8	2,438.3	107.3	2,545.6
Deferred income tax assets	80.2	45.5	125.7	28.4	78.8	107.2
Goodwill and intangible assets	672.3	3,998.5	4,670.8	481.5	3,834.3	4,315.8
Other assets(4)	2,451.0	3,705.0	6,156.0	1,079.8	3,970.0	5,049.8
Total assets	5,598.6	8,466.7	14,065.3	4,028.0	7,990.4	12,018.4

Accounts payable and accrued liabilities(4)	1,520.6	2,144.0	3,664.6	876.3	2,278.6	3,154.9
Derivative obligations	70.1	0.5	70.6	—	68.6	68.6
Deferred income tax liabilities	110.1	471.3	581.4	83.4	437.0	520.4
Borrowings - non-insurance companies	1,071.8	2,541.9	3,613.7	738.7	2,441.6	3,180.3
Total liabilities	2,772.6	5,157.7	7,930.3	1,698.4	5,225.8	6,924.2

Shareholders’ equity attributable to shareholders of Fairfax(5)	1,351.5	3,206.6	4,558.1	1,052.0	2,687.8	3,739.8
Non-controlling interests	1,474.5	102.4	1,576.9	1,277.6	76.8	1,354.4
Total equity	2,826.0	3,309.0	6,135.0	2,329.6	2,764.6	5,094.2
Total liabilities and total equity	5,598.6	8,466.7	14,065.3	4,028.0	7,990.4	12,018.4

(1)    AGT completed an initial public offering of its common shares in the first nine months of 2026. See note 12 (Total Equity, under the heading "Non-controlling interests") to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2026.
(2)    Non-insurance companies as presented in the Segmented Balance Sheet in this MD&A.
(3)    Portfolio investments include intercompany debt securities, issued by a non-insurance company to Fairfax affiliates, which are eliminated on consolidation.
(4)    Other assets include due from affiliates. Accounts payable and accrued liabilities include due to affiliates.
(5)    Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for the larger property and casualty insurance and reinsurance reporting segments as management believes this measure to be a useful estimate of cash generated or used by underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable measure under IFRS Accounting Standards.

	First nine months
	2026	2025
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	3,903.6	4,218.7
All other reporting segments	434.3	866.7
Net purchases of investments classified at FVTPL	(4,122.0)	(1,367.4)
Cash provided by operating activities as presented in the consolidated statement of cash flows	215.9	3,718.0

Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates" and intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments”. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable measure under IFRS Accounting Standards.